6/15

08003297

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Olympus Optical Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2008
THOMSON REUTERS

FILE NO. 82- 03326

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/17/08

Consolidated Financial Results for the Fiscal Year Ended March 31, 2008

May 8, 2008

Olympus Optical Co Ltd

Company Name: Olympus Corporation
Code Number: 7733
(URL: http://www.olympus.co.jp/)
Stock Exchange Listing: First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange
Representative: Tsuyoshi Kikukawa, President and Representative Director
Contact: Hironobu Kawamata, General Manager, Accounting Division
Phone: 03-3340-2111

Scheduled date to ordinary general meeting of shareholders: June 27, 2008
Scheduled date to commencement of dividend payments: June 30 2008
Scheduled date to submit the Securities Report: June 27, 2008

3-31-08
AR/S

(Figures are rounded off to the nearest million yen)

1. Consolidated Financial Results for Fiscal 2007 (From April 1, 2007 to March 31, 2008)

(1) Consolidated Results of Operations (% indicates changes from the previous term)

	Net sales		Operating income		Ordinary income		Net income	
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%
Year ended March 2008	1,128,875	6.3	112,623	14.1	93,085	22.1	57,969	21.3
Year ended March 2007	1,061,786	8.6	98,729	57.9	76,226	85.0	47,799	67.3

	Net income per share	Fully diluted net income per share	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
	(¥)	(¥)	%	%	%
Year ended March 2008	214.48	-	16.8	7.6	10.0
Year ended March 2007	176.79	-	15.3	7.4	9.3

Note: Equity in earnings (losses) of affiliated companies: Year ended March 2008: ¥ (2,766) million
Year ended March 2007: ¥ (2,394) million

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	(¥ million)	(¥ million)	%	(¥)
Year ended March 2008	1,358,349	367,876	26.2	1,318.65
Year ended March 2007	1,091,800	344,871	30.6	1,236.34

Note: Equity for year ended March 2008: ¥ 356,351 million Year ended March 2007: ¥ 334,210 million

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	(¥ million)	(¥ million)	(¥ million)	(¥ million)
Year ended March 2008	89,006	(304,303)	164,401	119,842
Year ended March 2007	108,400	(96,481)	2,192	174,802

2. Dividends

	Cash dividends per share			Total amount of cash dividends	Payout ratio	Ratio of dividends to net assets
(Record date)	Interim	Year-end	Annual	(Annual)	(Consolidated)	(Consolidated)
	(¥)	(¥)	(¥)	(¥)	%	%
Year ended March 2007	11.00	24.00	35.00	9,462	19.8	3.0
Year ended March 2008	20.00	20.00	40.00	10,810	18.6	3.1
Years ending March 2009 (Forecast)	20.00	20.00	40.00		25.1	

3. Forecast of Consolidated Financial Results for the Year ending March 2009 (April 1, 2008 - March 31, 2009)

(% indicates changes from the previous corresponding term)

	Sales		Operating income		Ordinary income		Net income		Current net income per share
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥)
Six months	555,000	0.8	37,000	(38.6)	27,000	(46.1)	16,000	(49.8)	59.21
Full year	1,150,000	1.9	95,000	(15.6)	75,000	(19.4)	43,000	(25.8)	159.12

* The above projected performance figures include expectations based on the presumption, forecast, and plan over the future, as of the date this material was released. The actual performance may differ significantly from the forecast values due to risks or uncertain factors of the world economy, competitive situation, exchange rate fluctuations, etc. For the further information on forecasts, refer to pp. 6-7.

4. Others

(1) Significant changes of subsidiaries during period under review (affecting specific subsidiaries due to changes in scope of consolidation): No

(2) Changes in the accounting principles, accounting procedures, presentation, etc., related to preparation of consolidated financial statements (those to be described as changes in significant matters that are the basis for preparing consolidated financial statements)

1) Changes due to the revision of accounting standards, etc.: Yes

2) Any changes other than 1) above: No

Note: For details, refer to "Changes in Important Items That Form the Basis for Preparing the Consolidated Financial Statements" on p. 20.

(3) Total number of issued shares (common stock)

1) Total number of issued shares at the end of fiscal year (including treasury stock):

Year ended March 2008: 271,283,608 shares　　Year ended March 2007: 271,283,608 shares

2) Total number of treasury shares at the end of fiscal year:

Year ended March 2008: 1,044,440 shares　　Year ended March 2007: 961,805 shares

Note: Please refer to p. 28 ("Per-Share Data") for the number of shares that are used as the basis for the calculation of net income per share (consolidated).

Reference: Summary of Non-Consolidated Financial Results

(Year ended March 2008: Figures are rounded off to the nearest million yen)
(Year ended March 2008: Figures are truncated to the nearest million yen)

Financial results for the Year ended March 2008 (April 1, 2007 - March 31, 2008)

(1) Non-Consolidated Results of Operations　(% indicates changes from the previous term)

	Net sales		Operating income		Ordinary income		Net income	
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%
Year ended March 2008	113,871	7.3	(5,515)	–	38,264	410.0	41,308	414.0
Year ended March 2007	106,079	13.7	(4,723)	–	7,502	33.0	8,036	175.2

	Net income per share	Fully diluted net income per share
	(¥)	(¥)
Year ended March 2008	152.84	–
Year ended March 2007	29.72	–

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	(¥ million)	(¥ million)	%	(¥)
Year ended March 2008	788,853	244,568	31.0	905.01
Year ended March 2007	572,678	236,136	41.2	873.54

Note: Equity for year ended March 2008: ¥ 244,568 million　　Year ended March 2007: ¥236,136 million

1. Results of Operations

(1) Analysis of Business Results

Review of Operations

Analysis of the overall operations

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Year ended March 2008	1,128,875	112,623	93,085	57,969	¥214.48
Year ended March 2007	1,061,786	98,729	76,226	47,799	¥176.79
Increase (Decrease) ratio	6.3%	14.1%	22.1%	21.3%	-

Comparison Table of Average Exchange Rate

	Current period	Previous period
Against the U.S. dollar	¥114.28	¥117.02
Against the Euro	¥161.53	¥150.09

The Japanese economy for the current year expanded modestly backed by higher exports and business investments, however, galloping crude oil and raw material prices have obscured business prospects. Across the globe, although we are witnessing continued growth in Europe and Asia, the U. S. economy is more likely to slowdown due to the sub-prime mortgage crisis.

The Olympus Group's consolidated net sales showed promise in the Imaging Systems Business and Medical Systems Business with overall sales up ¥67,089 million over the previous year to ¥1,128,875 million (increase of 6.3% over the previous year).

In terms of operating income, higher revenue from the Imaging Systems Business and improved business efficiency as a result of cost reduction efforts and the Medical Systems Business performing well for its principal products mainly in Europe have contributed substantially to an increase of ¥112,623 million (up 14.1% over the previous year).

Ordinary income also greatly increased over the previous year to ¥93,085 million (up 22.1%).

Net income was ¥57,969 million, up 21.3% over the previous year due to an extraordinary gain calculated as ¥4,111 million, an extraordinary loss calculated as ¥2,584 million and ¥36,760 million generated for corporate taxes.

As a result of the above, current consolidated net sales, operating income, ordinary income and net income each attained record highs.

With respect to the average exchange rate during the fiscal year, although the yen gained value against the US dollar compared to the previous year, it lost ground considerably against the euro. This had a revenue-increasing factor of ¥17,800 million with respect to net sales.

Analysis of the performance by segment

(Millions of yen)

	Net Sales			Operating Income (Loss)		
	Previous year	Current year	Increase (Decrease) ratio	Previous year	Current year	Increase (Decrease)
Imaging Systems	294,303	320,589	8.9%	27,208	33,086	5,878
Medical Systems	311,709	353,269	13.3%	87,853	98,420	10,567
Life Sciences	123,706	131,446	6.3%	8,079	6,990	(1,089)
Information & Communication	267,691	254,312	(5.0)%	2,716	3,001	285
Others	64,377	69,259	7.6%	872	917	45
Subtotal	1,061,786	1,128,875	6.3%	126,728	142,414	15,686
Elimination or Unallocation	–	–	–	(27,999)	(29,791)	(1,792)
Consolidated total	1,061,786	1,128,875	6.3%	98,729	112,623	13,894

Note: Businesses are segmented by adding similarities of sales market to the business established based on line of products.

Imaging Systems Business

Consolidated net sales for the Imaging Systems Business was ¥320,589 million (8.9% increase over the previous year), while operating income reached ¥33,086 million (21.6% increase over the previous year).

In the digital camera field, sales greatly increased thanks to the release of the compact and lightweight single-lens reflex camera brands "E-410" and "E-510", with their Live View function and other features attractive to a wide spectrum of users, and the "E-3", a unit that is suitable for pros as well as amateurs. In the area of compact cameras, the launching of the "μ[mju:] 1020", with its small, thin and stylish body and 7x optical zoom lens, and the robust sales of the "CAMEDIA SP Series", which enables 18x optical, high magnification shots, both led to hikes in revenue.

In the voice recorders field, sales are on an upward trend both domestically and overseas. In Japan, the compact, maximum memory capacity "Voice-Trek V-13" did especially well with its separate-type IC recorder, which can be directly connected to a personal computer. In addition, our entry in the high sound quality uncompressed digital recording compatible linear PCM recorder market was well received.

The optical components field also saw increased sales supported by our well-performing lens barrel units.

Operating income rose thanks to great leaps in the number of digital cameras sold.

Medical Systems Business

Consolidated net sales in the Medical Systems Business amounted to ¥353,269 million (13.3% increase over the previous year), while operating income amounted to ¥98,420 million (12.0% increase over the previous year).

In the medical endoscope field, the "EVIS LUCERA SPECTRUM", which enables observation using specialized light spectra that contribute to the early detection of minute lesions such as cancer, and the upper gastrointestinal endoscope, which may be inserted either nasally or orally, both performed well in the domestic market. Overseas, our "EVIS EXERA II", a high-resolution HDTV endoscope system featuring observation using specialized light spectra, sold well in the US, Europe, Oceania and Central and South America contributing to higher revenue.

In the fields of MIP such as surgical and EndoTherapy products, the number of units sold increased for clips and other haemostatic system products, biopsy forceps and other sampling products as well as guide-wires and other biliary tract and pancreas related products. Overseas, the "EVIS EXERA II", a high-resolution HDTV endoscope system, sold well to surgeons. Also, the launch of our endoscope integrated "VISERA Pro System" in Asia and the continued robust performance of our high-resolution HDTV videoscope for the abdominal and chest cavities mostly in the US and Europe have contributed to higher revenue.

Operating income was up thanks to the sales expansion of medical endoscope and favorable performance of surgical treatment devices particularly in overseas.

Life Sciences Business

Consolidated net sales for the Life Sciences Business was ¥131,446 million (6.3% increase over the previous year), while operating income amounted to ¥6,990 million (13.5% decrease compared to the previous year).

In the micro-imaging (microscopes) field, sales expanded thanks to robust biological microscope sales in the US and Europe and an increase in the number of units sold for our "BX Series" system microscopes for research in Asia, the Middle East and South America, where such market is expanding. For industrial microscopes, although price wars are intensifying due to a downward trend in business investment both in Japan and overseas, in Asia, where some parts are showing signs of recovery, we are working to expand sales and net figures are at par with the previous year.

In the diagnostic systems field, revenue increased as a result of the simultaneous launch of our blood analyzer (clinical chemistry analyzer) and new fully-automated chemiluminescent enzyme immuno-analyzer as well as the expansion of the clinical diagnostics and testing business. Also contributing were increased sales in new blood testers in the US as well as favorable performance in China for clinical biochemistry analyzers.

With respect to operating income, despite the expansion of sales mainly in overseas markets, development investments aimed at future business expansion and investments geared at business reform led to a decline in profit.

Information & Communication Business

Consolidated net sales for the Information & Communication Business was ¥254,312 million (5.0% decrease over the previous year), while operating income showed ¥3,001 million (10.5% increase over the previous year).

In the Information & Communication Business, we increased the direct sales ratio and streamlined costs in the area of cellular phone terminal sales of the mobile field, promoted computerization and expanded our components interests in the automobile aftermarket business of the network and technology field and concentrated on further improvements in our efforts to "build a stable consolidated business profit base". Also, we reshuffled a portfolio valued at some ¥10 billion assessing business possibilities based on our investment securities ownership policy.

Net sales witnessed a decrease overall in revenue due to lower returns due to changes in the sales fee plans of communications service providers involved in the cellular phone terminal sales effectuated by IT Telecom Inc., a player in the mobile field.

An increase in operating income was obtained thanks to substantial improvements in profitability resulting from reduced sales and administrative costs and restrictions on discounts for cellular phone terminal sales as well as an increase in revenue sparked by growth in the automobile aftermarket business.

Others

Consolidated net sales for other business was ¥69,259 million (7.6% increase over the previous year) and operating income was ¥917 million (up 5.2% over the previous year).

In the non-destructive testing equipment field, robust sales in our portable flaw detectors and highly functional phased array ultrasound testing devices as well as in our new "IPLEX FX" highly durable, highly functional, high definition portable industrial endoscopes contributed to a significant increase in revenue.

The information equipment field saw an increase in the shipment volume of printers and components manufactured through a business collaboration with Riso Kagaku Corporation.

In the biomedical materials field, the Company endeavored to strengthen its business by establishing a new joint company, Olympus Terumo Biomaterials Corp., together with Terumo Corporation in April 2007. As a result of this venture, the launch of collagen related products and the commencement of full-scale sales in overseas markets for existing products including bone prostheses contributed to a substantial increase in revenue.

In addition, the growth of our medical related business that included the new acquisition of ITX Corporation also contributed to an increase in revenue in other businesses.

With regard to operating income, we experienced an increase in profit due to a hike in revenue.

Forecast for the Year ending March 2009

Forecast for the overall business and analysis of its preconditions

It is expected that Japan's economy will continue to gradually expand in the area of exports to emerging countries. However, uncertainly for the future is abound due to an increasing yen, galloping crude oil prices and a slowdown of the U.S. economy. Further, there are worries of a depressed world economy due to the US sub-prime mortgage crisis and crude oil price trends.

In light of this situation, the Olympus Group will reinforce organizational ability and execute effective strategies based on our business plan ('06 Corporate Strategic Plan) and seek to maximize corporate value.

In the Imaging Systems Business, we will continue to work towards reinforcing our competitive edge to forge a solid position in the digital single-lens reflex camera market. Also, we will increase our business efficiency to obtain a steady profit assurance in the field of compact cameras. Expansion of profitability will also be focused on the optical components field, such as sales of lens barrel units.

In the Medical Systems Business, the integration of Gyrus Group PLC, a UK medical treatment device company we acquired in February of this year, will lead to the expansion of our business base and the strengthening of our surgical related business. Furthermore, we will continue to promote the solution business, which we began as a high value-added service.

In addition, efforts will be made to effectuate necessary strategic investments and create new business opportunities in order to foster businesses related to the medical and health care area and the imaging and information area.

The forecast for the Year ending March 2009 is as follows.

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income	Net income per share (in yen)
Year ending March 2009	1,150,000	95,000	75,000	43,000	¥159.12
Year ended March 2008	1,128,875	112,623	93,085	57,969	¥214.48
Increase (Decrease) ratio	1.9%	(15.6)%	(19.4)%	(25.8)%	-

Net sales are expected to increase due to the subsidiarization of Gyrus Group PLC, however, profits are expected to decrease as a result of hikes in the value of the yen.

Exchange rates of ¥100 per US dollar and ¥155 per euro are assumed for the next fiscal year's forecasts.

Forecast by segment and analysis of preconditions

(Millions of yen)

	Net sales			Operating income (loss)		
	Year ended March 2008	Year ending March 2009	Increase (Decrease) ratio	Year ended March 2008	Year ending March 2009	Increase (Decrease)
Imaging Systems	320,589	320,000	(0.2)%	33,086	24,000	(9,086)
Medical Systems	353,269	400,000	13.2%	98,420	100,000	1,580
Life Sciences	131,446	125,000	(4.9)%	6,990	6,000	(990)
Information & Communication	254,312	235,000	(7.6)%	3,001	2,000	(1,001)
Others	69,259	70,000	1.1%	917	(8,000)	(8,917)
Subtotal	1,128,875	1,150,000	1.9%	142,414	124,000	(18,414)
Elimination or Unallocation	-	-	-	(29,791)	(29,000)	791
Consolidated total	1,128,875	1,150,000	1.9%	112,623	95,000	(17,623)

Note: Businesses are segmented by adding similar sales markets to businesses established based on the product lines.

In the Imaging Systems Business, we expect lower earnings despite a higher sales volume due to a fall in unit prices and a higher yen. In the Life Sciences Business and other areas, a higher yen and continued product development investments are expected to result in lower earnings. In the Information & Communication Business, despite lower revenues resulting from changes in the sales fee plans of communications service providers, operating income will not be negatively affected because of simultaneously decreasing operating costs. However, a drop in income is expected because no results from the sale of stock for investment purpose are included in the forecast.

Meanwhile, in the Medical Systems Business, despite the negative influence of the increasing value of the yen, both the steady sales of endoscopes that enable observation using specific light spectra and the effects of the subsidiarization of Gyrus Group PLC are predicted to lead to higher revenue and profits for both net sales and in operating income.

(2) Financial Position

Analysis of the Status of Assets, Liabilities, Net Assets, and Cash Flows in the Current Year

Analysis of assets, liabilities and net assets

(Millions of yen)

	Year ended March 2007	Year ended March 2008	Increase (Decrease)	Increase (Decrease) ratio
Total assets	1,091,800	1,358,349	266,549	24.4%
Net assets	344,871	367,876	23,005	6.7%
Equity ratio	30.6%	26.2%	(4.4)%	–

Total assets are up compared to the previous year due to the inclusion of Gyrus Group PLC in the scope of consolidation starting from this fiscal year.

Although current assets dropped ¥29,533 million year on year due to a decrease in cash deposits, fixed assets rose ¥296,082 million year on year thanks to an increase in goodwill and other intangible fixed assets. As a result, total assets were up ¥266,549 million compared to the previous fiscal year.

Net assets at the end of the fiscal year were up ¥23,005 million due to an increase in retained earnings from the accounting of a net income of ¥57,969 million and a decrease in foreign currency translation adjustments. The equity ratio was 26.2% due to the increase in total assets.

Analysis of cash flows

(Millions of yen)

	Year ended March 2007	Year ended March 2008	Increase (Decrease)
Cash flows from operating activities	108,400	89,006	(19,394)
Cash flows from investing activities	(96,481)	(304,303)	(207,822)
Cash flows from financing activities	2,192	164,401	162,209
Balance of cash and cash equivalents at end of year	174,802	119,842	(54,960)

"Cash flows from operating activities" increased by ¥89,006 million (¥19,394 million decrease over the previous year). The main reason can be indicated as the increase in income before provision for income taxes increase (increase by ¥21,032 million) due to favorable trends in the Imaging Systems and Medical Systems businesses.

"Cash flows from investing activities" decreased by ¥304,303 million (decrease by ¥207,822 million from the previous year). The main reason for this is expenditure of ¥47,953 million on purchases of property, plant and equipment, etc. and expenditure of ¥232,234 million for acquisition of securities of subsidiaries associated with the change in scope of consolidation.

"Cash flows from financing activities" increased by ¥164,401 million (an increase of ¥162,209 million from the previous year). The main reason is net increase in short-term borrowings of ¥152,797 million.

Consequently, the balance of cash and cash equivalents at the end of the current year reached ¥119,842 million, a decrease of ¥54,960 million compared to that at the end of the previous year.

Cash Flows Indicators

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2008
Equity ratio (%)	28.1	29.8	30.6	26.2
Market value equity ratio (%)	76.8	95.9	99.8	60.1
Debt redemption period (years)	37.1	9.1	4.3	7.4
Interest coverage ratio (times)	1.5	5.3	8.7	6.4

Notes: Equity ratio: Shareholders' equity / Total assets

Market value equity ratio: Total market capitalization / Total assets

Debt redemption period: Interest-bearing debt / Operating cash flow

Interest coverage ratio: Operating cash flow / Interest payment

1. Each index was calculated by financial index of consolidated basis.
2. The market capitalization is calculated by multiplying the closing share price on the final trading day of the fiscal year by the number of shares issued and outstanding (excluding treasury stocks) as of the corresponding fiscal year-end.
3. Operating cash flow equals cash flows from operating activities. Interest-bearing debt includes all liabilities on which interest is paid stated in the Consolidated Balance Sheets. Furthermore, the amount of interest paid on the Consolidated Cash Flow Statement is used for interest payments.

(3) Basic Strategy for Profit Sharing and Dividend for the Current Year and Following Year

We set our basic strategy to implement dividends, considering performance while securing continued profit sharing in order to respond to the expectations of our shareholders. Specifically, we comprehensively determine the dividend amount by setting the dividend ratio to 20% of the consolidated base as a basis, with consideration of the operating environment and financial position, etc. Depending on circumstances, we are considering returning profits to shareholders by the acquisition of treasury stock. With regard to earning retention, the reinforcement of existing businesses, capital affiliation for the creation of new businesses, research development, business investment, etc., will be proactively carried out to improve long-term corporate value.

Year-end dividends per share for the current year, set at ¥20, an increase of ¥5 over ¥35 from the previous year, together with interim dividends, which have already been paid, are expected to be ¥40. Consequently, the dividend ratio for the consolidated base will be 18.6%. The amount of dividends for the following year is expected to be ¥40 per share (¥20 for interim dividends, and ¥20 for year-end dividends).

2. Status of the Corporate Group

The Company, 219 subsidiaries and 18 affiliated companies are engaged mainly in the manufacture and sales of products in Imaging, Medical, Life Science, Information & Communication, others and Holding companies and Financial Investment etc. related to the each business.

Described below are business of the corporate group, roles of each business and relations to business segments.

Segmentation	Main products and Business	Principal consolidated subsidiaries
Imaging System	Digital cameras, Voice recorders	(Consolidated subsidiaries) Olympus Imaging Corp., Olympus Opto-Technology Co., Ltd., Olympus Imaging America Inc., Olympus Imaging Europa GmbH, Olympus Hong Kong and China Limited, Olympus Korea Co., Ltd., Olympus Imaging China Co., Ltd., Olympus (Shenzhen) Industrial Ltd., Olympus Imaging Singapore Pte. Ltd.
Medical Systems	Medical endoscopes, Surgical endoscopes, Endo Therapy products, Ultrasound endoscopes	(Consolidated subsidiaries) Olympus Medical Systems Corp., KS Olympus Co., Ltd., Aizu Olympus Co., Ltd., Aomori Olympus Co., Ltd., Shirakawa Olympus Co., Ltd., Olympus America Inc., Olympus Medical Systems Europa GmbH, KeyMed (Medical & Industrial Equipment) Ltd., Olympus Surgical & Industrial America Inc., Olympus Winter & Ibe GmbH, Olympus Singapore Pte. Ltd.
Life Sciences	Blood analyzer(clinical chemistry analyzer), Biological microscopes, Industrial microscopes	Olympus Corporation (Consolidated subsidiaries) KS Olympus Co., Ltd., Mishima Olympus Co., Ltd., Olympus America Inc., Olympus Life Science Europa GmbH, Olympus Life Science Research Europa GmbH, Olympus Singapore Pte. Ltd.
Information & Communication	Sales of mobile terminals including mobile handsets, Mobile resolution, Mobile content services, Development and sales of business package software, sales of network infrastructure systems, sales of semiconductor devices and electric equipment	(Consolidated subsidiaries) IT Telecom, Inc., ITX E-Globaledge Corporation, Soliste Corporation, Broadleaf Co., Ltd.,
Others	Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, etc.	Olympus Corporation (Consolidated subsidiaries) Okaya Olympus Co., Ltd., Olympus Terumo Biomaterials Corp., Olympsu Systems Co., Ltd., GeneFrontier Corporation, Ai-medic Co., Ltd., Atlux Corporation, Nippon Outsourcing Corporation, KeyMed (Medical & Industrial Equipment) Ltd., Olympus Surgical & Industrial America Inc., Olympus NDT Canada Inc., Olympus NDT Corporation, Olympus Technologies Singapore Pte. Ltd.
Common	Holding Companies, Financial Investment	Olympus Corporation (Consolidated subsidiaries) Olympus Leaseing Co., Ltd., ITX Corporation, Olympus USA Incorporated, Olympus Europa Holding GmbH, Olympus KeyMed Group Limited, Olympus UK (Holding) Ltd., Olympus Finance Hong Kong Ltd., Olympus (China) Co., Ltd.

(Note)ITX Corporation is listed on the Hercules of the Osaka Stock Exchange, and Soliste Corporation is listed on the JASDAQ Securities Exchange.

The outline chart of our group that describes in the preceding clause is as follows;


External Customers
Sales Companies
Olympus America Inc. (U.S.A.)
Olympus Imaging America Inc. (U.S.A.)
Olympus Latin America Inc. (U.S.A.)
Olympus Surgical & Industrial America Inc. (U.S.A.)
Olympus NDT Canada Inc. (Canada)
Olympus Medical Systems Europa GmbH (Germany)
Olympus Imaging Europa GmbH (Germany)
Olympus Life Science Europa GmbH (Germany)
Olympus Deutschland GmbH (Germany)
Olympus UK Ltd. (U.K.)
KeyMed (Medical & Industrial Equipment) Ltd. (U.K.)
Olympus France S.A.S. (France)
Olympus Singapore Pte. Ltd. (Singapore)
Olympus Imaging Singapore Pte. Ltd. (Singapore)
Olympus Australia Pty Ltd. (Australia)
Olympus Imaging Australia Pty Ltd. (Australia)
Olympus Korea Co., Ltd. (Korea)
Olympus Imaging China Co.,Ltd. (China)
Olympus (Beijing) Sales & Service Co.,Ltd. (China)
Olympus Trading (Shanghai) Limited (China)
other 63 subsidiaries and 2 affiliated companies
Medical Systems Business
KS Olympus Co., Ltd.
Tmedix Corporation
AVS CO., LTD.
Information & Technology Business
IT TELECOM Inc.
E-Globaledge, Inc.
Soliste Corporation
Bloadleaf CO.,Ltd.
other 14 subsidiaries and 5 affiliated companies
Others
Nippon Outsourcing Corporation
GeneFrontier Corporation
AI-medic Co., Ltd.
other 30 subsidiaries and 5 affiliated companies
Formation・Investment・Acquisition・Consultation
ITX Corporation
Investment
Olympus Imaging Corp.
Imaging Systems Business
Olympus Medical Systems Corp.
Medical Systems Business
(Our Company) Olympus Corporation
Life Science Business
Others
Manufacturing Companies
Imaging Systems Business
Olympus Opto-Technology Co., Ltd.
Olympus (Shenzhen) Industrial Ltd. (China)
Olympus Beijing Industry & Technology Limited (China)
Olympus (Guangzhou) Industrial Ltd. (China)
ODNK Co.,Ltd. (Korea)
and aother subsidiary
Medical Systems Business
Aizu Olympus Co., Ltd.
Aomori Olympus Co., Ltd.
Shirakawa Olympus Co., Ltd.
Olympus Winter & Ibe GmbH (Germany)
Celon AG (Germany)
KeyMed (Medical & Industrial Equipment) Ltd. (U.K.)
and other 8 subsidiaries
Life Science Business
Mishima Olympus Co., Ltd.
Olympus Engineering Co., Ltd.
Olympus Life Science Research Europa GmbH (Germany)
Olympus Soft Imaging Solutions GmbH (Germany)
Olympus Optical Technology Philippines, Inc.(Philippines)
Others
Okaya Olympus Co., Ltd.
KeyMed (Medical & Industrial Equipment) Ltd.(U.K.)
Olympus NDT Canada Inc. (Canada)
Olympus Technologies Singapore Pte. Ltd. (Singapore)
other 6 subsidiaries and 1 affiliated company
Other Companies
Olympus Systems Co., Ltd.
Olympus Software Technology Corp.
Olympus Leasing Co., Ltd.
Olympus Logitex Co., Ltd.
*ORTEK Corporation
Olympus USA Incorporated (U.S.A.)
Olympus Europa Holding GmbH (Germany)
Olympus UK (Holding) Ltd. (U.K.)
Olympus KeyMed Group Limited (U.K.)
Olympus (China) Co.,Ltd (China)
Olympus Finance Hong Kong Ltd. (Hong Kong)
Olympus NDT Corporation (U.S.A.)
other 44 subsidiaries and 5 affiliated companies
【legends】
products supply
manufacturing component supply
Investment & Consultation etc.
*Affiliated Companies

3. Operating Policy

Because there are no important changes in the interim financial results for the year ended March 31, 2007 (submitted on November 7, 2006), disclosure has been omitted.

Relevant financial results are available on the following Website.
http://www.olympus.co.jp/jp/corc/ir/
Website of the Tokyo Stock Exchange (search page for listed companies)
http://www.tse.or.jp/listing/compsearch/index.html

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Items \ Fiscal Period	Previous consolidated fiscal year as of March 31, 2007		Current consolidated fiscal year as of March 31, 2008		Increase/ Decrease
	Amount	Composition ratio	Amount	Composition ratio	
		%		%	
Current Assets	**572,838**	**52.5**	**543,305**	**40.5**	**(29,533)**
Cash and time deposits	216,586		158,281		(58,305)
Notes and accounts receivable	192,855		193,555		700
Marketable securities	8,347		3		(8,344)
Inventories	89,847		110,824		20,977
Deferred income taxes	32,319		36,719		4,400
Others	36,265		47,032		10,767
Allowance for doubtful accounts	(3,381)		(3,109)		272
Fixed Assets	**518,962**	**47.5**	**815,044**	**60.0**	**296,082**
Property, plant and equipment	140,089	12.8	150,036	11.1	9,947
Buildings and structures	63,300		61,305		(1,995)
Machinery and equipment	18,526		18,350		(176)
Tools, furniture and fixtures	38,421		42,692		4,271
Land	18,736		21,291		2,555
Construction in progress	1,106		6,398		5,292
Intangible fixed assets	100,351	9.2	404,030	29.7	303,679
Goodwill	78,718		299,800		221,082
Others	21,633		104,230		82,597
Investments and other assets	278,522	25.5	260,978	19.2	(17,544)
Investment securities	216,636		193,843		(22,793)
Deferred income taxes	9,606		9,665		59
Others	52,763		57,885		5,122
Allowance for doubtful accounts	(483)		(415)		68
Total Assets	**1,091,800**	**100.0**	**1,358,349**	**100.0**	**266,549**

(Millions of yen)

Items \ Fiscal Period	Previous consolidated fiscal year as of March 31, 2007		Current consolidated fiscal year as of March 31, 2008		Increase/ Decrease
	Amount	Composition ratio	Amount	Composition ratio	
		%			
Current Liabilities	**410,116**	**37.6**	**662,454**	**48.8**	**252,338**
Notes and accounts payable	100,252		83,602		(16,650)
Short-term borrowings	148,517		338,787		190,270
Current maturities of bonds	94		35,201		35,107
Accrued expenses	77,526		82,467		4,941
Income taxes payable	16,631		14,121		(2,510)
Warranty reserve	8,758		10,141		1,383
Others	58,338		98,135		37,979
Long-term Liabilities	**336,813**	**30.8**	**328,019**	**24.1**	**(8,794)**
Long-term bonds, less current maturities	140,480		105,397		(35,083)
Long-term borrowings, less current maturities	173,123		177,371		4,248
Severance and retirement allowance	9,529		10,317		788
Severance and retirement allowance for directors and corporate auditors	83		122		39
Reserve for loss on liabilities for guarantee	452		452		–
Others	13,146		34,360		21,214
Total Liabilities	**746,929**	**68.4**	**990,473**	**72.9**	**243,544**
Shareholders' equity	**310,239**	**28.4**	**356,564**	**26.2**	**46,325**
Common stock	48,332		48,332		–
Capital surplus	73,049		73,049		–
Retained earnings	191,122		237,817		46,695
Treasury stock, at cost	(2,264)		(2,634)		(370)
Valuation and Translation Adjustments	**23,971**	**2.2**	**(213)**	**(0.0)**	**(24,184)**
Net unrealized holding gains on securities	16,078		6,320		(9,758)
Deferred losses on hedges	(184)		34		218
Foreign currency translation adjustments	8,077		(6,567)		(14,644)
Minority Interests	**10,661**	**1.0**	**11,525**	**0.9**	**864**
Total Net Assets	**344,871**	**31.6**	**367,876**	**27.1**	**23,005**
Total Liabilities and Net Assets	**1,091,800**	**100.0**	**1,358,349**	**100.0**	**266,549**

(2) Consolidated Statements of Income

(Millions of yen)

Items \ Fiscal Period	Previous consolidated fiscal year ended March 31, 2007		Current consolidated fiscal year ended March 31, 2008		Increase/Decrease	
	Amount	Proportion	Amount	Proportion	Amount	Percentage
		%		%		%
Net sales	1,061,786	100.0	1,128,875	100.0	67,089	6.3
Cost of sales	611,503	57.6	619,396	54.9	7,893	1.3
Gross profit	450,283	42.4	509,479	45.1	59,196	13.1
Selling, general and administrative expenses	351,554	33.1	396,856	35.1	45,302	12.9
Operating income	98,729	9.3	112,623	10.0	13,894	14.1
Non-operating income	6,330	0.6	8,983	0.8	2,653	41.9
Interest income	1,799		3,202		1,403	
Others	4,531		5,781		1,250	
Non-operating expenses	28,833	2.7	28,521	2.6	(312)	(1.1)
Interest expenses	12,567		13,905		1,338	
Net loss of investment in affiliated companies carried on the equity method	2,394		2,766		372	
Foreign currency exchange loss	4,120		–		(4,120)	
Others	9,752		11,850		2,098	
Ordinary income	76,226	7.2	93,085	8.2	16,859	22.1
Extraordinary gains	731	0.0	4,111	0.4	3,380	462.4
Gain on sales of investment securities in subsidiaries and affiliates	163		312		149	
Gain on sales of fixed assets	–		1,478		1,478	
Gain on changes in equity	–		1,909		1,909	
Gain on transfer of business	–		300		300	
Gain on sales of investment securities	568		112		(456)	
Extraordinary losses	3,377	0.3	2,584	0.2	(793)	(23.5)
Impairment loss on fixed assets	1,619		1,093		(526)	
Loss on valuation of investment securities	1,756		1,491		(265)	
Provision of reserve for loss on liabilities for guarantee	2		–		(2)	
Income before provision for income taxes	73,580	6.9	94,612	8.4	21,032	28.6
Provision for income taxes						
Current	31,682	3.0	38,952	3.5	7,270	
Deferred	(5,601)	(0.6)	(2,192)	(0.2)	3,409	
Minority interests	(300)	(0.0)	(117)	(0.0)	183	
Net income	47,799	4.5	57,969	5.1	10,170	21.3

Consolidated Statement of Changes in Shareholders' Equity

Previous consolidated fiscal year ended March 31, 2007 (Millions of yen)

Item	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2006	48,332	73,049	153,864	(1,884)	273,361
Dividends from surplus (Note)			(3,921)		(3,921)
Dividends from surplus			(2,974)		(2,974)
Bonuses to directors (Note)			(137)		(137)
Net income			47,799		47,799
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.			(1,066)		(1,066)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.			(2,443)		(2,443)
Acquisition of treasury stock				(380)	(380)
Net changes of items other than shareholders' equity during the fiscal year					
Total changes during the fiscal year	-	-	37,258	(380)	36,878
Balance as of March 31, 2007	48,332	73,049	191,122	(2,264)	310,239

Item	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Foreign currency translation adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2006	16,422	-	873	17,295	9,657	300,313
Dividends from surplus (Note)						(3,921)
Dividends from surplus						(2,974)
Bonuses to directors (Note)						(137)
Net income						47,799
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.						(1,066)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.						(2,443)
Acquisition of treasury stock						(380)
Net changes of items other than shareholders' equity during the fiscal year	(344)	(184)	7,204	6,676	1,004	7,680
Total changes during the fiscal year	(344)	(184)	7,204	6,676	1,004	44,558
Balance as of March 31, 2007	16,078	(184)	8,077	23,971	10,661	344,871

Note: Appropriation of profit based on the resolution at the regular general shareholders' meeting for the fiscal year ended March 31, 2006.

Consolidated Statement of Changes in Shareholders' Equity

Current consolidated fiscal year ended March 31, 2008 (Millions of yen)

Item	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2007	48,332	73,049	191,122	(2,264)	310,239
Dividends from surplus			(11,893)		(11,893)
Increase in surplus from exclusion of subsidiaries from consolidation			387		387
Net income			57,969		57,969
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.			(465)		(465)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.			697		697
Acquisition of treasury stock				(370)	(370)
Net changes of items other than shareholders' equity during the fiscal year					
Total changes during the fiscal year	-	-	46,695	(370)	46,325
Balance as of March 31, 2008	48,332	73,049	237,817	(2,634)	356,564

Item	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Foreign currency translation adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2007	16,078	(184)	8,077	23,971	10,661	344,871
Dividends from surplus						(11,893)
Increase in surplus from exclusion of subsidiaries from consolidation						387
Net income						57,969
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.						(465)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.						697
Acquisition of treasury stock						(370)
Net changes of items other than shareholders' equity during the fiscal year	(9,758)	218	(14,644)	(24,184)	864	(23,320)
Total changes during the fiscal year	(9,758)	218	(14,644)	(24,184)	864	23,005
Balance as of March 31, 2008	6,320	34	(6,567)	(213)	11,525	367,876

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Item \ Fiscal Period	Previous consolidated fiscal year ended March 31, 2007	Current consolidated fiscal year ended March 31, 2008	Increase/Decrease
	Amount	Amount	Amount
I. Cash flows from operating activities			
1. Income before provision for income taxes	73,580	94,612	21,032
2. Depreciation	30,404	37,522	7,118
3. Amortization of goodwill	7,868	8,077	209
4. Increase (decrease) of severance and retirement allowance	183	893	710
5. Decrease (increase) in prepaid expenses of pensions	673	(8,757)	(9,430)
6. Increase in warranty reserve	3,481	1,504	(1,977)
7. Interest and dividend income	(2,314)	(4,157)	(1,843)
8. Interest expenses	12,567	13,905	1,338
9. Loss of investment in affiliated companies carried on the equity method	2,394	2,766	372
10. Gain on change in equity	–	(1,909)	(1,909)
11. Gain on sales of stocks of subsidiaries and affiliates	(163)	(312)	(149)
12. Loss on valuation of investment securities	1,756	1,491	(265)
13. Impairment loss on fixed assets	1,619	1,093	(526)
14. Increase in notes and accounts receivable	(17,432)	(3,959)	13,473
15. Decrease (increase) in inventories	6,821	(14,316)	(21,137)
16. Increase (decrease) in notes and accounts payable	11,528	(9,230)	(20,758)
17. Increase in accounts payable–other	–	15,932	15,932
18. Increase (decrease) in accrued expenses	15,871	(31)	(15,902)
19. Other operating activities	(2,018)	4,807	6,825
Subtotal	146,818	139,931	(6,887)
20. Interest and dividend received	2,341	4,114	1,773
21. Interest paid	(12,460)	(13,864)	(1,404)
22. Income taxes paid	(28,299)	(41,175)	(12,876)
Net cash provided by operating activities	108,400	89,006	(19,394)
II. Cash flows from investing activities			
1. Payments into time deposits	(41,379)	(38,956)	2,423
2. Withdrawal of time deposits	6,609	41,775	35,166
3. Expenditure on acquisition of securities	(8,365)	–	8,365
4. Proceeds from sales of securities	1,266	2,357	1,091
5. Expenditure on acquisition of tangible fixed assets	(41,269)	(47,953)	(6,684)
6. Proceeds from sales of tangible fixed assets	644	2,306	1,662
7. Expenditure on acquisition of investment securities	(15,405)	(12,132)	3,273
8. Proceeds from sales of investment securities	4,360	6,491	2,131
9. Expenditure on acquisition of securities of subsidiaries associated with the change in scope of consolidation	(2,409)	(232,234)	(229,825)
10. Proceeds from (expenditure on) sales of stocks of subsidiaries associated with the change in scope of consolidation	(231)	197	428
11. Expenditure on additional acquisition of stocks of subsidiaries	–	(18,355)	(18,355)
12. Proceeds from sales of stocks of consolidated subsidiaries	–	608	608
13. Payments of loans receivable	–	(9,912)	(9,912)
14. Proceeds from collection of loans receivable	–	1,544	1,544
15. Other investing activities	(302)	(39)	263
Net cash used in investing activities	(96,481)	(304,303)	(207,822)

(Millions of yen)

Item \ Fiscal Period	Previous consolidated fiscal year ended March 31, 2007 Amount	Current consolidated fiscal year ended March 31, 2008 Amount	Increase/Decrease Amount
III. Cash flows from financing activities			
1. Net increase (decrease) in short-term borrowings	(20,025)	152,797	172,822
2. Proceeds from long-term borrowings	19,242	37,097	17,855
3. Repayment of long-term borrowings	(10,141)	(15,064)	(4,923)
4. Proceeds from issuance of bond	44,384	100	(44,284)
5. Expenditure on redemption of bond	(25,092)	(94)	24,998
6. Proceeds from stock issuance to minority shareholders	1,099	1,917	818
7. Cash dividends paid	(6,895)	(11,893)	(4,998)
8. Cash dividends paid to minority shareholders	-	(88)	(88)
9. Other financing activities	(380)	(371)	9
Net cash provided by financing activities	2,192	164,401	162,209
IV. Effect of exchange rate changes on cash and cash equivalents	1,298	(4,405)	(5,703)
V. Increase (decrease) in cash and cash equivalents	15,409	(55,301)	(70,710)
VI. Balance of cash and cash equivalents at beginning of year	159,307	174,802	15,495
VII. Increase in cash and cash equivalents due to new consolidation	146	578	432
VIII. Decrease in cash and cash equivalents due to exclusion of consolidation	(60)	(237)	(177)
IX. Balance of cash and cash equivalents at end of year	174,802	119,842	(54,960)

Important Items That Form the Basis for Preparing the Consolidated Financial Statements

1. Scope of consolidation

1) Number of consolidated subsidiaries: 205
Principal consolidated subsidiaries:
Olympus Medical Systems Corp., Olympus Imaging Corp., Aizu Olympus Co., Ltd., Shirakawa Olympus Co., Ltd., Aomori Olympus Co., Ltd., Olympus Opto-Technology Co., Ltd. ITX Corporation, IT Telecom, Inc., Olympus Medical Systems Europa GmbH, Olympus America Inc., and Olympus Hong Kong and China Limited

Newly consolidated subsidiaries: 38
Olympus Digital System Design Corp., Gyrus Group PLC, and other 36 companies

Olympus Digital System Design Corp. and other six companies are newly established subsidiaries during the fiscal year ended March 31, 2008.
Gyrus Group PLC and other 27 companies have been included into consolidation through equity participation carried out during the fiscal year.
Altis Co., Ltd. and other two companies have switched from affiliated companies accounted for under the equity method to consolidated subsidiaries due to additional acquisition of shares during the fiscal year.
Olympus Moscow Limited Liability Company has switched from a non-consolidated subsidiary accounted for under the equity method to a consolidated subsidiary effective from the fiscal year ended March 31, 2008, due to gains in materiality.

Excluded companies: 16
AOI Technologies Inc., Moranet Inc, and other 14 companies

Atlux Humanage,Inc. and other one company have been excluded from consolidated subsidiaries due to sale of shares during the fiscal year.
Moranet Inc and other five companies have been excluded from consolidated subsidiaries due to merger with other consolidated subsidiaries during the fiscal year.
AOI Technologies Inc. and other five companies have been excluded from consolidated subsidiaries due to liquidation during the fiscal year.
Olympus Microsystems America, Inc. and other one have been excluded from consolidated subsidiaries due to decrease in materiality.

2) Number of non-consolidated subsidiaries: 14
Feed Corporation, RadioCafe Inc., S.T. SIX Co., Ltd., and other 11 companies

The above non-consolidated subsidiaries are all small and not material when measured by the impact of total amounts of assets, net sales, net income, and retained earnings (based on the Company's ownership percentage) of those companies on consolidated financial statements. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

1) Non-consolidated subsidiaries accounted for under the equity method: 2
   Feed Corporation and Radio Cafe Inc.

   Newly established subsidiaries: 1 (Feed Corporation)
   Feed Corporation became an equity participation company during the fiscal year.

   Excluded subsidiaries: 3
   G. C. New Vision Ventures, L.P., Beijing Beizhao Olympus Optical Co., Ltd. and other one

   G. C. New Vision Ventures, L.P. has been excluded from non-consolidated subsidiaries accounted for under the equity method due to dissolution during the fiscal year.
   Beijing Beizhao Olympus Optical Co., Ltd. has been excluded from non-consolidated subsidiaries accounted for under the equity method due to liquidation during the fiscal year.
   Olympus Moscow Limited Liability Company has switched from a non-consolidated subsidiary accounted for under the equity method to a consolidated subsidiary effective from the fiscal year ended March 31, 2008, due to gains in materiality.

2) Affiliated companies accounted for under the equity method: 13
   Principal affiliated companies: ORTEK Corporation, Adachi Co., Ltd., and Olympus Cytori Inc.

   Newly established affiliated companies: 2
   ADLINK Japan Inc. and Media Hanshin Co., Ltd.

   Media Hanshin Co., Ltd. became an equity participation company during the fiscal year.
   ADLINK Japan Inc. was newly established during the fiscal year.

   Excluded companies: 7
   Altis Co., Ltd., Cablenet Saitama Co., Ltd., and other five companies

   Altis Co., Ltd. and other two companies have been excluded from affiliated companies accounted for under the equity method due to their shifting to consolidated subsidiaries during the fiscal year.
   Cablenet Saitama Co., Ltd and other three companies have been excluded from affiliated companies accounted for under the equity method due to sale of shares.

3) There are 12 non-consolidated subsidiaries and five affiliated companies that have not been accounted for under the equity method. These companies are accounted for under the equity method because the impact of all those companies on consolidated net income and retained earnings is not material.

3. Fiscal Year-End of Consolidated Subsidiaries

The fiscal year-end of consolidated subsidiaries is March 31 with some exceptions and coincides with the fiscal year-end of the submitting company of the consolidated financial statements. The fiscal year-end of some exceptional consolidated subsidiaries is mainly December 31. In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-ends. For major intervening transactions that occurred between the fiscal year-ends of those companies and the consolidated closing day, appropriate adjustments have been made in the consolidated financial statements

Important Items That Form the Basis for Preparing the Consolidated Financial Statements

Because there are no significant changes other than one matter described below from the recent securities report (submitted on June 28, 2007), disclosure has been omitted.

Changes in Important Items That Form the Basis for Preparing the Consolidated Financial Statements

Method of depreciation of fixed assets

Beginning from the fiscal year ended March 31, 2008, pursuant to the amendments to the Corporation Tax Law (the Law on Partial Amendments to the Income Tax Law [March 30, 2007, Law No. 6] and the Cabinet Order on Partial Amendments to the Order for Enforcement of the Corporation Tax Law [March 30, 2007, Cabinet Order No. 83]), the method of depreciation of fixed assets acquired on or after April 1, 2007 has been changed to the method based on the provisions of the revised Corporation Tax Law.

This had immaterial effect on profit and loss in the current fiscal year.

Notes

Omission of disclosure

Notes related to lease transactions, transactions with related parties, deferred tax accounting, securities, derivative transactions, retirement benefits, stock options, and business combinations are omitted, because the necessity of their disclosure in financial results are regarded as immaterial.

However, the aforementioned notes will be included in the securities report scheduled to be submitted on June 27, 2008, and will be available on the Electronic Disclosure for Investors' Network (EDINET), an electronic disclosure system with respect to disclosed documents such as annual securities reports submitted pursuant to the Financial Instruments and Exchange Law.

Notes to Consolidated Statements of Income

(Millions of yen)

	Previous consolidated fiscal year ended March 31, 2007	Current consolidated fiscal year ended March 31, 2008
1. Major items and amounts of selling, general and administrative expenses		
Advertising and promotion expenses	48,463	58,658
Provision of allowance for doubtful accounts	218	480
Salaries and allowance	94,131	104,921
Bonuses	24,434	28,111
Retirement benefit expenses	5,981	3,098
Provision of severance and retirement allowance for directors and corporate auditors	45	49
Amortization of goodwill	7,868	8,077
Experiment and research expenses	32,167	38,552
Depreciation	19,552	22,682
2. Research and development expenses included in general and administrative expenses and production cost for the current fiscal year	55,531	65,928

5. Segment Information

(1) Segment Information by Type of Business

(Millions of yen)

	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)							
	Imaging Systems	Medical System	Life Sciences	Information & Communication	Others	Total	Elimination or Unallocation	Consolidated
I. Net sales and operating income or loss Sales								
(1) Sales to outside customers	320,589	353,269	131,446	254,312	69,259	1,128,875	–	1,128,875
(2) Internal sales of transfer among segments	347	85	219	–	574	1,225	(1,225)	–
Total	320,936	353,354	131,665	254,312	69,833	1,130,100	(1,225)	1,128,875
Operating cost	287,850	254,934	124,675	251,311	68,916	987,686	28,566	1,016,252
Operating income (or operating loss)	33,086	98,420	6,990	3,001	917	142,414	(29,791)	112,623
II. Assets, depreciation cost, and capital expenditure Assets	147,293	537,921	94,916	128,949	151,641	1,060,720	297,629	1,358,349
Depreciation cost	8,748	10,778	5,943	2,470	4,359	32,298	5,224	37,522
Capital expenditure	10,638	16,536	7,792	3,191	4,476	42,633	7,437	50,070

(Millions of yen)

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)							
	Imaging Systems	Medical System	Life Sciences	Information & Communication	Others	Total	Elimination or Unallocation	Consolidated
I. Net sales and operating income or loss Sales								
(1) Sales to outside customers	294,303	311,709	123,706	267,691	64,377	1,061,786	–	1,061,786
(2) Internal sales or transfer among segments	455	76	37	–	596	1,164	(1,164)	–
Total	294,758	311,785	123,743	267,691	64,973	1,062,950	(1,164)	1,061,786
Operating cost	267,550	223,932	115,664	264,975	64,101	936,222	26,835	963,057
Operating income (or operating loss)	27,208	87,853	8,079	2,716	872	126,728	(27,999)	98,729
II. Assets, depreciation cost and capital expenditure Assets	157,693	227,884	94,632	131,069	90,004	701,282	390,518	1,091,800
Depreciation cost	9,376	6,920	4,828	2,669	2,979	26,772	3,632	30,404
Capital expenditure	7,766	15,968	8,020	3,134	4,148	39,036	5,660	44,696

1. The main products for each business are as follows:
   - (1) Imaging Systems Business: Digital cameras, Voice recorders
   - (2) Medical Systems Business: Medical endoscopes, Surgical endoscopes, Endo Therapy products, Ultrasound endoscopes
   - (3) Life Sciences Business: Blood analyzer (clinical chemistry analyzer), Biological microscopes, Industrial microscopes
   - (4) Information & Communication Business: Sales of mobile terminals including mobile handsets, Mobile resolution, Mobile content services, Development and sales of business package software, sales of network infrastructure systems, sales of semiconductor devices and electric equipment
   - (5) Others Businesses: Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, etc.

2. Among the operating expenses, the amount of unallocatable operating expenses recorded in the section of Elimination or Unallocation was ¥29,791 million for the current consolidated fiscal year, and ¥27,999 million for the previous consolidated fiscal year, most of which consisted of expenses related to the corporate center of the parent company (management departments such as the Administrative Department) and the Research & Development Center.

3. Among the assets, the amount of unallocatable assets recorded in the section of Elimination or Unallocation was ¥297,629 million for the current consolidated fiscal year, and ¥390,518 million for the previous consolidated fiscal year, most of which consisted of the surplus operating fund at the parent company (cash and securities), long-term investment fund (investment securities), and assets related to the corporate center

of the parent company (management departments such as the Administrative Department) and the Research & Development Center.

(2) Segment Information by Region

(Millions of yen)

	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)						
	Japan	North America	Europe	Asia	Total	Elimination or Unallocation	Consolidated
I. Net sales and operating income or loss							
Sales							
(1) Sales to outside customers	484,146	259,137	299,667	85,925	1,128,875	–	1,128,875
(2) Internal sales or transfer among segments	341,219	10,675	13,318	110,410	475,622	(475,622)	–
Total	825,365	269,812	312,985	196,335	1,604,497	(475,622)	1,128,875
Operating cost	734,203	250,022	290,863	185,801	1,460,889	(444,637)	1,016,252
Operating income	91,162	19,790	22,122	10,534	143,608	(30,985)	112,623
II. Assets	615,009	364,099	228,072	121,033	1,328,213	30,136	1,358,349

(Millions of yen)

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)						
	Japan	North America	Europe	Asia	Total	Elimination or Unallocation	Consolidated
I. Net sales and operating income or loss							
Sales							
(1) Sales to outside customers	474,372	242,760	270,824	73,830	1,061,786	–	1,061,786
(2) Internal sales or transfer among segments	301,331	7,606	11,238	100,867	421,042	(421,042)	–
Total	775,703	250,366	282,062	174,697	1,482,828	(421,042)	1,061,786
Operating cost	692,809	228,982	263,249	165,500	1,350,540	(387,483)	963,057
Operating income	82,894	21,384	18,813	9,197	132,288	(33,559)	98,729
II. Assets	325,012	122,676	186,165	116,206	750,059	341,741	1,091,800

1. Segmentation method of countries and regions

   Regions are segmented by geographical proximity. Major countries and regions other than Japan are as follows:

   (1) North America: USA, Canada, Mexico, and Brazil

   (2) Europe: Germany,UK, France, etc.

   (3) Asia: Singapore,Hong Kong, China, Korea, Australia, etc.

2. Among the operating expenses, the amount of unallocatable operating expenses recorded in the section of Elimination or Unallocation was ¥29,791 million for the current consolidated fiscal year, and ¥27,999 million for the previous consolidated fiscal year, most of which consisted of expenses related to the corporate center of the parent company (management departments such as the Administrative Department) and the Research & Development Center.

3. Among the assets, the amount of unallocatable assets recorded in the section of Elimination or Unallocation was ¥297,629 million for the current consolidated fiscal year, and ¥390,518 million for the previous consolidated fiscal year, most of which consisted of the surplus operating fund at the parent company (cash and securities), long-term investment fund (investment securities), and assets related to the corporate center of the parent company (management departments such as the Administrative Department) and the Research & Development Center.

(3) Overseas Sales

(Millions of yen)

	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)				
	North America	Europe	Asia	Others	Total
I. Overseas sales	240,254	303,110	138,873	26,411	708,648
II. Consolidated sales					1,128,875
III. Percentage of overseas sales in consolidated sales	21.3%	26.9%	12.3%	2.3%	62.8%

(Millions of yen)

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)				
	North America	Europe	Asia	Others	Total
I. Overseas sales	229,235	278,514	114,404	24,887	647,040
II. Consolidated sales					1,061,786
III. Percentage of overseas sales in consolidated sales	21.6%	26.2%	10.8%	2.3%	60.9%

1. Regions are segmented by geographical proximity. Major countries and regions other than Japan are as follows:
   (1) North America: USA, Canada
   (2) Europe: Germany, UK, France, etc.
   (3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.
   (4) Others: Central and South America, Africa, etc.
2. Overseas sales refers to the sales of our Company and its consolidated subsidiaries in countries or regions other than Japan.

6. Production, Purchasing, Orders and Sales

Businesses are segmented by adding similar sales markets to business established based on product lines.

Purchasing performance is recorded in addition to production performance for some consolidated subsidiaries, because they engage in the sales and services of equipments.

(1) Production Performance

(Millions of yen)

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)	Comparison vs. Previous Period	
			Amount	Growth rate
Imaging Systems	279,478	318,574	39,096	14.0%
Medical Systems	318,922	351,640	32,718	10.3%
Life Sciences	116,858	112,850	(4,008)	(3.4)%
Information & Communication	–	–	–	–
Others	45,765	48,142	2,377	5.2%
Total	761,023	831,206	70,183	9.2%

Notes: 1. Amounts are calculated based on the sales price.

2. Amounts do not include consumption tax.

(2) Purchasing Performance

(Millions of yen)

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)	Comparison vs. Previous Period	
			Amount	Growth rate
Imaging Systems	–	–	–	–
Medical Systems	–	–	–	–
Life Sciences	–	–	–	–
Information & Communication	225,865	207,110	(18,755)	(8.3)%
Others	22,466	25,172	2,706	12.0%
Total	248,331	232,282	(16,049)	(6.5)%

Note: Amounts do not include consumption tax.

(3) Orders Received

As we have mainly adopted a make-to-stock production system, the description of the situation of accepting orders has been omitted.

(4) Sales Performance

(Millions of yen)

		Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)		Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)		Comparison vs. Previous Period	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
Imaging Systems	Domestic	29,504	10.0%	38,410	12.0%	8,906	30.2%
	Overseas	264,799	90.0%	282,179	88.0%	17,380	6.6%
	Total	294,303	27.7%	320,589	28.4%	26,286	8.9%
Medical Systems	Domestic	71,262	22.9%	75,257	21.3%	3,995	5.6%
	Overseas	240,447	77.1%	278,012	78.7%	37,565	15.6%
	Total	311,709	29.4%	353,269	31.3%	41,560	13.3%
Life Sciences	Domestic	30,097	24.3%	29,590	22.5%	(507)	(1.7)%
	Overseas	93,609	75.7%	101,856	77.5%	8,247	8.8%
	Total	123,706	11.7%	131,446	11.6%	7,740	6.3%
Information & Communication	Domestic	251,511	94.0%	241,062	94.8%	(10,449)	(4.2)%
	Overseas	16,180	6.0%	13,250	5.2%	(2,930)	(18.1)%
	Total	267,691	25.2%	254,312	22.5%	(13,379)	(5.0)%
Others	Domestic	32,372	50.3%	35,908	51.8%	3,536	10.9%
	Overseas	32,005	49.7%	33,351	48.2%	1,346	4.2%
	Total	64,377	6.0%	69,259	6.2%	4,882	7.6%
Total	Domestic	414,746	39.1%	420,227	37.2%	5,481	1.3%
	Overseas	647,040	60.9%	708,648	62.8%	61,608	9.5%
	Total	1,061,786	100.0%	1,128,875	100.0%	67,089	6.3%

Note: The above amount does not include consumption tax.

7. Per-Share Data

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)
Net assets per share	¥1,236.34	¥1,318.65
Net income per share	¥176.79	¥214.48

The fully diluted net income per share is not described for both fiscal years, because there are no residual securities with dilutive effects.

Note: The basis for calculating net income per share is as follows:

(Million of yen)

	Previous Consolidated Fiscal Year (April 1, 2006 - March 31, 2007)	Current Consolidated Fiscal Year (April 1, 2007 - March 31, 2008)
Net income	47,799	57,969
Amount that does not belong to ordinary shareholder	–	–
Net income concerning common stock	47,799	57,969
Average number of shares during the year	270,376,574 shares	270,271,738 shares
Outline of the residual securities excluded from the calculation of the fully diluted net income per share because they have no dilutive effects.	There are share options as residual securities held by consolidated subsidiaries.	There are share options as residual securities held by consolidated subsidiaries.

8. Subsequent Event

Olympus Corporation, at a meeting of its Board of Directors on May 8, 2008, resolved to repurchase of its own shares in order to increase shareholders' returns and to implement more flexible capital policies in accordance with changes of business environment under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law as follows.

Resolution at a meeting of its Board of Directors regarding repurchase of own shares

1. Class of shares: Common stock
2. Total number of shares to be repurchased: Up to 3.5 million shares
3. Total cost of repurchase: Up to 10 billion yen
4. Period of repurchase: From May 9, 2008 to June 20, 2008
5. Method of repurchase: Purchase in the market through a trust bank

9. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Account Item / Fiscal Term	Previous consolidated fiscal year as of March 31, 2007		Current consolidated fiscal year as of March 31, 2008		Increase/ Decrease
	Amount	Composition ratio	Amount	Composition ratio	
		%		%	
Current Assets	**208,431**	**36.4**	**339,804**	**43.1**	**131,373**
Cash and time deposits	146,342		59,369		(86,973)
Notes receivable	563		755		191
Accounts receivable	22,543		21,972		(571)
Inventories	10,678		10,764		85
Short-term loan receivable	881		220,743		219,862
Income taxes receivable	–		568		568
Deferred income taxes	7,675		9,740		2,064
Others	19,879		15,921		(3,958)
Allowance for doubtful accounts	(133)		(28)		105
Fixed Assets	**364,247**	**63.6**	**449,049**	**56.9**	**84,801**
Property, plant and equipment	33,696	5.9	37,465	4.7	3,769
Buildings	13,846		13,203		(643)
Machinery and equipment	3,767		3,454		(313)
Land	10,284		10,136		(149)
Others	5,797		10,672		4,874
Intangible fixed assets	10,909	1.9	7,965	1.0	(2,945)
Investments and other assets	319,641	55.8	403,619	51.2	83,977
Investment securities	150,966		144,967		(5,999)
Stocks of subsidiaries and affiliates	130,296		210,114		79,818
Other investment securities of subsidiaries and affiliates	16,447		–		(16,448)
Investments in subsidiaries and affiliates	13,958		15,036		1,078
Long-term loan receivable	1,434		4,049		2,614
Prepaid pension cost	3,096		6,188		3,091
Deferred income taxes	–		497		497
Others	3,444		22,774		19,329
Allowance for doubtful accounts	(3)		(6)		(3)
Total Assets	**572,678**	**100.0**	**788,853**	**100.0**	**216,174**

Note: For the current term, figures are rounded off to the nearest million yen.
For the previous term, figures are truncated to the nearest million yen.

(Millions of yen)

Account Item \ Fiscal Term	Previous Term (as of March 31, 2007)		Current Term (as of March 31, 2008)		Increase/ Decrease
	Amount	Composition ratio	Amount	Composition ratio	
		%		%	
Current Liabilities	**136,892**	**23.9**	**372,921**	**47.3**	**236,028**
Notes payable	432		291		(142)
Accounts payable	9,489		9,145		(345)
Short-term borrowings	1,305		191,305		190,000
Current maturities of bonds	–		35,000		35,000
	–		20,000		20,000
Accrued expenses	17,531		17,071		(460)
Income taxes payable	5,250		164		(5,086)
Warranty reserve	70		52		(18)
Deposits received	91,084		69,109		(21,975)
Others	11,729		30,784		19,054
Long-term Liabilities	**199,649**	**34.9**	**171,364**	**21.7**	**(28,286)**
Long-term bonds, less current maturities	140,000		105,000		(35,000)
Long-term borrowings, less current maturities	55,000		65,000		10,000
Long-term deposits received, less current maturities	713		732		18
Deferred tax liabilities	3,303		–		(3,304)
Reserve for loss on liabilities for guarantee	632		632		–
Total Liabilities	**336,542**	**58.8**	**544,285**	**69.0**	**207,742**
Net Assets	**222,353**	**38.8**	**251,398**	**31.9**	**29,045**
Common stock	48,331	8.4	48,332	6.1	–
Capital surplus	73,049	12.8	73,049	9.3	–
Capital reserve	73,027		73,027		–
Other capital surplus	22		22		–
Retained earnings	103,236	18.0	132,651	16.8	29,415
Legal reserve	6,626		6,626		–
Other retained earnings	96,610		126,025		29,415
Reserve for product development	4,000		4,000		–
Reserve for special depreciation	944		537		(408)
Reserve for advanced depreciation	2,624		2,744		120
General reserve	79,068		59,069		(20,000)
Retained earnings carried forward	9,972		59,675		49,703
Treasury stock, at cost	(2,264)	(0.4)	(2,634)	(0.3)	(370)
Valuation and translation adjustments	**13,783**	**2.4**	**(6,830)**	**(0.9)**	**(20,613)**
Net unrealized holding gains on securities	13,789		6,341		(7,448)
Deferred losses on hedges	(5)		(13,171)		(13,165)
Total net assets	**236,136**	**41.2**	**244,568**	**31.0**	**8,432**
Total Liabilities and Net Assets	**572,678**	**100.0**	**788,853**	**100.0**	**216,174**

Note: For the current term, figures are rounded off to the nearest million yen.
For the previous term, figures are truncated to the nearest million yen.

(2) Non-Consolidated Statements of Income

(Millions of yen)

Account Item \ Fiscal Term	Previous Term (April 1, 2006 - March 31, 2007)		Current Term (April 1, 2007 - March 31, 2008)		Increase/Decrease	
	Amount	Proportion	Amount	Proportion	Amount	Percentage
		%		%		%
Net sales	106,079	100.0	113,871	100.0	7,792	7.3
Cost of sales	54,888	51.7	58,299	51.2	3,411	6.2
Gross profit	51,191	48.3	55,572	48.8	4,381	8.6
Selling, general and administrative expenses	55,914	52.8	61,087	53.6	5,173	9.3
Operating loss	(4,723)	(4.5)	(5,515)	(4.8)	(792)	–
Non-operating income	17,526	16.5	52,313	45.9	34,787	198.5
Interest and dividends income	16,615		51,070			
Others	910		1,243			
Non-operating expenses	5,300	4.9	8,534	7.5	3,234	61.0
Interest expenses	2,275		3,431			
Others	3,024		5,103			
Ordinary income	7,502	7.1	38,264	33.6	30,761	410.0
Extraordinary income	–	–	461	0.4	461	–
Gain on sales of fixed assets	–		395			
Gain on sales of investment securities	–		66			
Extraordinary losses	1,754	1.7	1,707	1.5	(47)	(2.7)
Loss on revaluation of investments in securities	479		1,014			
Loss on valuation of stocks of subsidiaries and affiliates	206		693			
Loss on valuation of investments in subsidiaries and affiliates	1,029		–			
Others	38		–			
Income before provision for income taxes	5,748	5.4	37,018	32.5	31,269	544.0
Provision for income taxes						
Current	(1,813)	(1.7)	(3,924)	(3.4)	(2,110)	
Prior periods	733	0.7	1,049	0.9	315	
Deferred	(1,207)	(1.2)	(1,415)	(1.3)	(207)	
Net income	8,036	7.6	41,308	36.3	33,271	414.0

Note: For the current term, figures are rounded off to the nearest million yen.
For the previous term, figures are truncated to the nearest million yen.

(3) Non-Consolidated Statement of Changes in Shareholders' Equity

Previous term (April 1, 2006 - March 31, 2007)

(Millions of yen)

Item	Shareholders' Equity								
	Common stock	Capital Surplus			Retained Earnings			Treasury stock, at cost	Total shareholders' equity
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 1)	Total retained earnings		
Balance as of March 31, 2006	48,331	73,027	22	73,049	6,626	95,569	102,195	(1,884)	221,692
Dividends from surplus (Note 2)						(3,921)	(3,921)		(3,921)
Dividends from surplus						(2,974)	(2,974)		(2,974)
Bonus to directors (Note 2)						(100)	(100)		(100)
Net income						8,036	8,036		8,036
Acquisition of treasury stock								(380)	(380)
Net changes of items other than shareholders' equity during the fiscal year									
Total change during the fiscal year	–	–	–	–	–	1,040	1,040	(380)	660
Balance as of March 31, 2007	48,331	73,027	22	73,049	6,626	96,610	103,236	(2,264)	222,353

(Millions of yen)

Item	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2006	12,528	–	12,528	234,220
Dividends from surplus (Note 2)				(3,921)
Dividends from surplus				(2,974)
Bonus to directors (Note 2)				(100)
Net income				8,036
Acquisition of treasury stock				(380)
Net changes of items other than shareholders' equity during the fiscal year	1,261	(5)	1,255	1,255
Total change during the fiscal year	1,261	(5)	1,255	1,915
Balance as of March 31, 2007	13,789	(5)	13,783	236,136

Note 1: Breakdown of other retained earnings

Item	Reserve for interim dividends	Reserve for product development	Reserve for special depreciation	Reserve for advanced depreciation	Other reserves	Retained earnings carried forward	Total
Balance as of March 31, 2006	4,700	4,000	1,037	2,481	79,068	4,281	95,569
Dividends from surplus (Note 2)						(3,921)	(3,921)
Dividends from surplus						(2,974)	(2,974)
Bonus to directors (Note 2)						(100)	(100)
Reversal of reserve for interim dividends (Note 2)	(4,700)					4,700	–
Provision of reserve for special depreciation (Note 2)			336			(336)	–
Reversal of reserve for special depreciation			(428)			428	–
Provision of reserve for advanced depreciation				428		(428)	–
Reversal of reserve for advanced depreciation (Note 2)				(137)		137	–
Reversal of reserve for advanced depreciation				(148)		148	–
Net income						8,036	8,036
Total change during the fiscal year	(4,700)	–	(92)	143	–	5,690	1,040
Balance as of March 31, 2007	–	4,000	944	2,624	79,068	9,972	96,610

Note 2: These are profit appropriation items resolved at the regular general shareholders' meeting in June 2006.

Current term (April 1, 2007 - March 31, 2008)

(Millions of yen)

Item	Shareholders' Equity								
	Common stock	Capital Surplus			Retained Earnings			Treasury stock, at cost	Total share-holders' equity
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 1)	Total retained earnings		
Balance as of March 31, 2007	48,331	73,027	22	73,049	6,626	96,610	103,236	(2,264)	222,353
Dividends from surplus						(11,893)	(11,893)		(11,893)
Net income						41,308	41,308		41,308
Acquisition of treasury stock								(370)	(370)
Net changes of items other than shareholders' equity during the fiscal year									
Total change during the fiscal year	–	–	–	–	–	29,415	29,415	(370)	29,045
Balance as of March 31, 2008	48,332	73,027	22	73,049	6,626	126,025	132,651	(2,634)	251,398

(Millions of yen)

Item	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2007	13,789	(5)	13,783	236,136
Dividends from surplus				(11,893)
Net income				41,308
Acquisition of treasury stock				(370)
Net changes of items other than shareholders' equity during the fiscal year	(7,448)	(13,165)	(20,613)	(20,613)
Total change during the fiscal year	(7,448)	(13,165)	(20,613)	8,432
Balance as of March 31, 2008	6,341	(13,171)	(6,830)	244,568

Note 1: Breakdown of other retained earnings

Item		Reserve for product development	Reserve for special depreciation	Reserve for advanced depreciation	Other reserves	Retained earnings carried forward	Total
Balance as of March 31, 2007		4,000	944	2,624	79,068	9,972	96,610
	Dividends from surplus					(11,893)	(11,893)
	Reversal of reserve for special depreciation		(408)			408	–
	Provision of reserve for advanced depreciation			294		(294)	–
	Reversal of reserve for advanced depreciation			(174)		174	–
	Reversal of reserve for advanced depreciation				(20,000)	20,000	–
	Net income					41,308	41,308
Total change during the fiscal year		–	(408)	120	(20,000)	49,703	29,415
Balance as of March 31, 2008		4,000	537	2,744	59,069	59,675	126,025

Note 2: Balance as of March 31, 2007 is truncated to the nearest million yen, and balance as of March 31, 2008 is rounded off to the nearest million yen.

10. Subsequent Event

Olympus Corporation, at a meeting of its Board of Directors on May 8, 2008, resolved to repurchase of its own shares in order to increase shareholders' returns and to implement more flexible capital policies in accordance with changes of business environment under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law as follows.

Resolution at a meeting of its Board of Directors regarding repurchase of own shares

1. Class of shares: Common stock
2. Total number of shares to be repurchased: Up to 3.5 million shares
3. Total cost of repurchase: Up to 10 billion yen
4. Period of repurchase: From May 9, 2008 to June 20, 2008
5. Method of repurchase: Purchase in the market through a trust bank

Olympus Corporation
and
Consolidated Subsidiaries

FINANCIAL RESULTS
For the fiscal year ended March 31, 2008

Table of Contents

Consolidated Statements of Income	1
Sales by Product	2
Sales and Operating Income by Business Segment	3
Sales by Region	4
Consolidated Balance Sheets	5

CONSOLIDATED STATEMENTS OF INCOME

(Millions of Yen)

	For the fiscal year ended March 31 2007(Results)	Proportion (%)	For the fiscal year ended March 31 2008(Results)	Proportion (%)	Growth (%)	March 31 2009(Forecast)	Proportion (%)	Growth (%)
Net Sales	1,061,786		1,128,875		6.3%	1,150,000		1.9%
Cost of Sales	611,503	57.6%	619,396	54.9%		640,000	55.7%	
Gross Profit	450,283	42.4%	509,479	45.1%	13.1%	510,000	44.3%	0.1%
S.G.A. Expenses	351,554	33.1%	396,856	35.1%		415,000	36.0%	
Operating Income	98,729	9.3%	112,623	10.0%	14.1%	95,000	8.3%	-15.6%
Other Income	6,330		8,983			6,000		
Other Expenses	28,833		28,521			26,000		
Extraordinary Item	-2,646		1,527			—		
Income Before Provision for Income Taxes	73,580	6.9%	94,612	8.4%	28.6%	75,000	6.5%	-20.7%
Provision for Income Taxes	26,081		36,760			31,600		
Minority Interests	-300		-117			400		
Net Income	47,799	4.5%	57,969	5.1%	21.3%	43,000	3.7%	-25.8%

	2007(Results)	Proportion (%)	2008(Results)	Proportion (%)	Growth (%)	2009(Forecast)	Proportion (%)	Growth (%)
Average Exchange Rate for Net Sales								
Yen / U.S.Dollar	117.02		114.28			100.00		
Yen / Euro	150.09		161.53			155.00		
Favorable/Unfavorable Impact on Net Sales								
U.S.Dollar	8,028		-6,183			-41,449		
Euro	19,833		18,832			-11,554		
Others	8,866		5,172			-9,323		
Total	36,727		17,821			-62,326		
R & D Expenditures	55,531	5.2%	65,928	5.8%	18.7%	68,000	5.9%	3.1%
Capital Investments	44,696		50,070		12.0%	62,000		23.8%
Depreciation	30,404		37,522		23.4%	48,000		27.9%

(Note)

Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales by Product

(Millions of Yen)

		March 31 2007(Results)	Composition Ratio (%)	March 31 2008(Results)	Composition Ratio (%)	Growth (%)	March 31 2009(Forecast)	Composition Ratio (%)	Growth (%)
Digital Cameras	Domestic	26,169		33,843		29.3%	36,700		8.4%
	Overseas	243,067		259,723		6.9%	258,000		-0.7%
	Total	269,236	25.3%	293,566	26.0%	9.0%	294,700	25.6%	0.4%
Others (1)	Domestic	3,335		4,567		36.9%	4,900		7.3%
	Overseas	21,732		22,456		3.3%	20,400		-9.2%
	Total	25,067	2.4%	27,023	2.4%	7.8%	25,300	2.2%	-6.4%
Imaging / Total	Domestic	29,504		38,410		30.2%	41,600		8.3%
	Overseas	264,799		282,179		6.6%	278,400		-1.3%
	Total	294,303	27.7%	320,589	28.4%	8.9%	320,000	27.8%	-0.2%
Endoscopes	Domestic	46,556		47,209		1.4%	49,600		5.1%
	Overseas	167,269		190,157		13.7%	182,500		-4.0%
	Total	213,825	20.2%	237,366	21.0%	11.0%	232,100	20.2%	-2.2%
Surgical endoscopes & Endo Therapy products	Domestic	24,706		28,048		13.5%	32,000		14.1%
	Overseas	73,178		87,855		20.1%	135,900		54.7%
	Total	97,884	9.2%	115,903	10.3%	18.4%	167,900	14.6%	44.9%
Medical / Total	Domestic	71,262		75,257		5.6%	81,600		8.4%
	Overseas	240,447		278,012		15.6%	318,400		14.5%
	Total	311,709	29.4%	353,269	31.3%	13.3%	400,000	34.8%	13.2%
MIS (2) (Microscopes)	Domestic	22,953		22,814		-0.6%	22,900		0.4%
	Overseas	50,985		55,910		9.7%	52,200		-6.6%
	Total	73,938	7.0%	78,724	7.0%	6.5%	75,100	6.5%	-4.6%
Diagnostic Systems (Blood Analyzers)	Domestic	7,144		6,776		-5.2%	7,800		15.1%
	Overseas	42,624		45,946		7.8%	42,100		-8.4%
	Total	49,768	4.7%	52,722	4.6%	5.9%	49,900	4.4%	-5.4%
Life Science / Total	Domestic	30,097		29,590		-1.7%	30,700		3.8%
	Overseas	93,609		101,856		8.8%	94,300		-7.4%
	Total	123,706	11.7%	131,446	11.6%	6.3%	125,000	10.9%	-4.9%
Information & Communication	Domestic	251,511		241,062		-4.2%	220,500		-8.5%
	Overseas	16,180		13,250		-18.1%	14,500		9.4%
	Total	267,691	25.2%	254,312	22.5%	-5.0%	235,000	20.4%	-7.6%
Others	Domestic	32,372		35,908		10.9%	39,300		9.4%
	Overseas	32,005		33,351		4.2%	30,700		-7.9%
	Total	64,377	6.0%	69,259	6.2%	7.6%	70,000	6.1%	1.1%
Total	Domestic	414,746		420,227		1.3%	413,700		-1.6%
	Overseas	647,040		708,648		9.5%	736,300		3.9%
	Total	1,061,786	100.0%	1,128,875	100.0%	6.3%	1,150,000	100.0%	1.9%

(Note)

(1) Others in Imaging category : Film cameras, Voice Recorders

(2) MIS (Micro Imaging Systems) : Biological Microscopes, Industrial Microscopes

See more explanations of business segment in P.3.

Sales and Operating Income by Business Segment

(Millions of Yen)

		For the fiscal year ended March 31 2007(Results)	to Net Sales (%)	For the fiscal year ended March 31 2008(Results)	to Net Sales (%)	Growth (%)	March 31 2009(Forecast)	to Net Sales (%)	Growth (%)
Imaging	Net Sales	294,303		320,589			320,000		
	Operating Expenses	267,095		287,503			296,000		
	Operating Income (%)	27,208	9.2%	33,086	10.3%	21.6%	24,000	7.5%	-27.5%
Medical	Net Sales	311,709		353,269			400,000		
	Operating Expenses	223,856		254,849			300,000		
	Operating Income (%)	87,853	28.2%	98,420	27.9%	12.0%	100,000	25.0%	1.6%
Life Science	Net Sales	123,706		131,446			125,000		
	Operating Expenses	115,627		124,456			119,000		
	Operating Income (%)	8,079	6.5%	6,990	5.3%	-13.5%	6,000	4.8%	-14.2%
Information and Communication	Net Sales	267,691		254,312			235,000		
	Operating Expenses	264,975		251,311			233,000		
	Operating Income (%)	2,716	1.0%	3,001	1.2%	10.5%	2,000	0.9%	-33.4%
Others	Net Sales	64,377		69,259			70,000		
	Operating Expenses	63,505		68,342			78,000		
	Operating Income (%)	872	1.4%	917	1.3%	5.2%	-8,000	-11.4%	-
Elimination Unallocation	Net Sales	—		—			—		
	Operating Expenses	27,999		29,791			29,000		
	Operating Income (%)	-27,999		-29,791			-29,000		
Total	Net Sales	1,061,786		1,128,875			1,150,000		
	Operating Expenses	963,057		1,016,252			1,055,000		
	Operating Income (%)	98,729	9.3%	112,623	10.0%	14.1%	95,000	8.3%	-15.6%

(Note)

* Each segment contains following products.

Imaging Systems Business	Digital cameras, Film cameras, Voice Recorders
Medical Systems Business	Medical endoscopes, Surgical endoscopes, EndoTherapy products, Ultrasound endoscopes
Life Science Business	Blood analyzer, Biological microscopes, Industrial microscopes
Information and Communication Business	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment
Others	Industrial endoscopes, Non-destructive testing (NDT) equipment, Printers, Bar code data processing equipment, Software development, etc.

Sales by Region

(Millions of Yen)

		March 31 2007(Results)	Composition Ratio (%)	March 31 2008(Results)	Composition Ratio (%)	Growth (%)
Imaging	Japan	**29,504**	10.0%	**38,410**	12.0%	30.2%
	N. America	**69,873**	23.7%	**72,234**	22.5%	3.4%
	Europe	**123,099**	41.8%	**123,648**	38.6%	0.4%
	Asia	**59,989**	20.4%	**75,611**	23.6%	26.0%
	Others	**11,838**	4.1%	**10,686**	3.3%	-9.7%
	Total	**294,303**		**320,589**		8.9%
Medical	Japan	**71,262**	22.9%	**75,257**	21.3%	5.6%
	N. America	**105,935**	34.0%	**116,056**	32.9%	9.6%
	Europe	**99,526**	31.9%	**119,220**	33.7%	19.8%
	Asia	**26,648**	8.5%	**32,193**	9.1%	20.8%
	Others	**8,338**	2.7%	**10,543**	3.0%	26.4%
	Total	**311,709**		**353,269**		13.3%
Life Science	Japan	**30,097**	24.3%	**29,590**	22.5%	-1.7%
	N. America	**31,234**	25.2%	**32,488**	24.7%	4.0%
	Europe	**40,094**	32.4%	**44,803**	34.1%	11.7%
	Asia	**18,763**	15.2%	**21,093**	16.0%	12.4%
	Others	**3,518**	2.9%	**3,472**	2.7%	-1.3%
	Total	**123,706**		**131,446**		6.3%
Information & Communication	Japan	**251,511**	93.9%	**241,062**	94.8%	-4.2%
	N. America	**4,786**	1.8%	**3,451**	1.4%	-27.9%
	Europe	**6,366**	2.4%	**5,138**	2.0%	-19.3%
	Asia	**5,028**	1.9%	**4,654**	1.8%	-7.4%
	Others	**—**	—	**7**	—	—
	Total	**267,691**		**254,312**		-5.0%
Others	Japan	**32,372**	50.3%	**35,908**	51.8%	10.9%
	N. America	**17,407**	27.0%	**16,025**	23.1%	-7.9%
	Europe	**9,429**	14.6%	**10,301**	14.9%	9.2%
	Asia	**3,976**	6.2%	**5,322**	7.7%	33.9%
	Others	**1,193**	1.9%	**1,703**	2.5%	42.7%
	Total	**64,377**		**69,259**		7.6%
Total	Japan	**414,746**	39.1%	**420,227**	37.2%	1.3%
	N. America	**229,235**	21.6%	**240,254**	21.3%	4.8%
	Europe	**278,514**	26.2%	**303,110**	26.9%	8.8%
	Asia	**114,404**	10.8%	**138,873**	12.3%	21.4%
	Others	**24,887**	2.3%	**26,411**	2.3%	6.1%
	Total	**1,061,786**		**1,128,875**		6.3%

Consolidated Balance Sheets

(Millions of Yen)

	March 31 2007(Results)	March 31 2008(Results)	Variance
Current Assets	572,838	543,305	-29,533
Cash and time deposits	216,586	158,281	-58,305
Notes and accounts receivable	192,855	193,555	700
Marketable securities	8,347	3	-8,344
Inventories	89,847	110,824	20,977
Deferred income taxes	32,319	36,719	4,400
Other current assets	36,265	47,032	10,767
Allowance for doubtful accounts	-3,381	-3,109	272
Fixed Assets	518,962	815,044	296,082
Tangible Fixed Assets	140,089	150,036	9,947
Buildings and structures	63,300	61,305	-1,995
Machinery and equipment	18,526	18,350	-176
Tools, dies, furniture and fixtures	38,421	42,692	4,271
Land	18,736	21,291	2,555
Construction in progress	1,106	6,398	5,292
Intangible Fixed Assets	100,351	404,030	303,679
Goodwill	78,718	299,800	221,082
Others	21,633	104,230	82,597
Investments and Other Assets	278,522	260,978	-17,544
Investment securities	216,636	193,843	-22,793
Deferred income taxes	9,606	9,665	59
Others	52,763	57,885	5,122
Allowance for doubtful accounts	-483	-415	68
Total Assets	1,091,800	1,358,349	266,549

(Millions of Yen)

	March 31 2007(Results)	March 31 2008(Results)	Variance
Current Liabilities	410,116	662,454	252,338
Notes and accounts payable	100,252	83,602	-16,650
Short-term borrowings	148,517	338,787	190,270
Current maturities of bonds	94	35,201	35,107
Accrued expenses	77,526	82,467	4,941
Income taxes payable	16,631	14,121	-2,510
Warranty reserve	8,758	10,141	1,383
Other current liabilities	58,338	98,135	39,797
Long-term Liabilities	336,813	328,019	-8,794
Long-term bonds, less current maturities	140,480	105,397	-35,083
Long-term borrowings, less current maturities	173,123	177,371	4,248
Severance and retirement allowance	9,529	10,317	788
Other non-current liabilities	13,681	34,934	21,253
Net Assets	344,871	367,876	23,005
Owners' Equity	310,239	356,564	46,325
Common stock	48,332	48,332	—
Capital surplus	73,049	73,049	—
Retained earnings	191,122	237,817	46,695
Treasury stock, at cost	-2,264	-2,634	-370
Valuation and Translation Adjustments	23,971	-213	-24,184
Net unrealized holding gains on securities	16,078	6,320	-9,758
Deferred losses on hedges	-184	34	218
Foreign currency translation adjustments	8,077	-6,567	-14,644
Minority Interests	10,661	11,525	864
Liabilities and Net Assets	1,091,800	1,358,349	266,549

(Note)

Above consolidated balance sheets are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

RECEIVED

2008 JUN 15 A 10:45

FFICE OF INTL... CORPORATE F...

May 8, 2008

Olympus Corporation

Notice Regarding Repurchase of Own Shares

(Repurchase of Own Shares under the provisions of Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Company Law)

Olympus Corporation announced that, at a meeting held on May 8, 2008, its Board of Directors resolved to repurchase of its own shares under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law.

1. Reasons for share repurchase

To increase shareholders' returns and to implement more flexible capital policies in accordance with changes of business environment.

2. Details of share repurchase

(1) Class of shares: Common stock

(2) Total number of shares to be repurchased: Up to 3.5 million shares
(1.30% of the total number of shares issued (excluding treasury stock))

(3) Total cost of repurchase: Up to 10 billion yen

(4) Period of repurchase: From May 9, 2008 to June 20, 2008

(5) Method of repurchase: Purchase in the market through a trust bank

(Reference)

Total number of shares issued and Treasury stock as of April 30, 2008

a. Total number of shares issued (excluding treasury stock): 270,237,047 shares

b. Treasury stock : 1,046,561 shares

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Securities Code 7733
June 5, 2008

To Shareholders

43-2 Hatagaya 2-chome, Shibuya-ku Tokyo
OLYMPUS CORPORATION
President: Tsuyoshi Kikukawa

Notice Regarding the Convocation of the General Meeting of Shareholders For the 140th Term (from April 1, 2007 to March 31, 2008)

OLYMPUS CORPORATION will be holding the General Meeting of Shareholders for the 140th term and request your attendance. The meeting will be held as described below.
If you are unable to attend the meeting, you can exercise your voting rights either in writing or way the electromagnetic method (the Internet, etc). Please review the "Reference Documents for the General Meeting of Shareholders" described later and exercise your voting rights by 5:30 p.m. of June 26, 2008 (Thursday).

1. Date/Time: June 27, 2008 (Friday) 10:00 a.m.

2. Venue: 2-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo
Hana Room, 4F Main Tower, Keio Plaza Hotel Tokyo

3. Meeting Agenda:

Reports:

1. The Business Report, Consolidated Financial Statements, and the Results of Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Auditors for the140th term (from April 1, 2007 to March 31, 2008)
2. The Non-consolidated Financial Statements for the140th term (from April 1, 2007 to March 31, 2008)

Matters to be resolved:

1st Agenda: Appropriation of Surplus
2nd Agenda: Partial Amendments to the Articles of Incorporation
3rd Agenda: Election of Fifteen Directors
4th Agenda: Election of Three Corporate Auditors
5th Agenda: Election of One Substitute Corporate Auditor

[Exercising voting rights in writing]

Those voting in writing should complete the enclosed Form for Exercising Voting Rights in Writing and return it by no later than 5:30 p.m. on Thursday, June 26, 2008.

[Exercising voting rights electronically (via the Internet, etc.)]

When exercising voting rights electronically, please refer to "Exercising voting rights electronically (via the Internet, etc.)" on pages 54 and 55, access the Company's designated Web site for voting (http://www.web54.net), enter the "voting rights exercise code" and "password", which are shown on the enclosed Form for Exercising Voting Rights in Writing, and follow the instructions on the screen to vote on the agenda items.

The deadline for exercising voting rights via Internet, etc. is 5:30 p.m., Thursday, June 26, 2008, however, in consideration for voting rights tabulation conditions, we ask that you exercise your vote as soon as possible.

In the event of a duplicate vote, one cast in writing and the other cast electronically, the Company shall consider the later vote to be the valid one. However, if duplicate votes arrive on the same day, the Company shall consider the vote which is cast electronically to be the valid one.

* When attending at the Meeting, you are kindly requested to present the enclosed Form for Exercise of Voting Rights in Writing to the receptionist.
* Any modifications to the Reference Documents for the General Meeting of Shareholders, the Business Report, the Non-Consolidated Financial Statements or Consolidated Financial Statements shall be posted on the Company's website (http://www.olympus.co.jp/).

Business Report

(For the period from April 1, 2007 to March 31, 2008)

I Review of Group Operations

1. Review of Operations

The Japanese economy for the current year expanded modestly backed by higher exports and business investments, however, galloping crude oil and raw material prices have obscured business prospects. Across the globe, although we are witnessing continued growth in Europe and Asia, the U. S. economy is more likely to slowdown due to the sub-prime mortgage crisis.

In this business environment, the Group formulated its medium-term business strategy "FY2006 Corporate Strategic Plan (the 2006 CSP)" in 2006 with an aim to fortify effective strategies and the organizational strengths that realize them and maximize corporate value.

Pursuant to this plan, in order to speed up efforts to strengthen the surgical related field of its Medical Systems Business, the Group acquired all the stock of Gyrus Group PLC, a UK medical treatment device company, in February of this year. By integrating this company in the Group, whose forte lies in the area of energy technology in the field of minimally invasive treatment, the Group increased its product lineup, expanded its sales network mainly in the U.S. and enhanced its business in the urology and gynecology fields.

Furthermore, the Group worked to develop its business both domestically and overseas and strengthen its manufacturing hubs. In Japan, the Mishima Facility (Shizuoka Prefecture) was established as the new hub for the Group's Life Science Business and a framework to enable the translation of user needs into products and services was constructed by consolidating there all customers training and other support services on top of development and manufacturing functions. Also, construction of new buildings were decided at the Ishikawa Facility (Tokyo), the hub of developmental activities for the Imaging Systems, Medical Systems and Life Science Businesses, as well as at Aizu Olympus Corporation, the Group's endoscope manufacturing center. Overseas, in response to projected increases over the mid- to long-term in the Imaging Systems and Medical Systems Businesses, the construction of a new plant started in Vietnam to serve as a manufacturing hub for both businesses in October 2007.

The Olympus Group's consolidated net sales were ¥1,128,875 million (an increase of 6.3% over the previous year). In terms of income, higher sales of digital cameras in the Imaging Systems Business as well as steady sales of endoscope systems and other products in the Medical Systems Business contributed to a consolidated operating income figure of ¥112,623 million (up 14.1% over the previous year), a consolidated ordinary income figure of ¥93,085 million (up 22.1%) and a net income figure of ¥57,969 million (up 21.3%).

Notes: 1. For monetary amounts indicated in units of ¥1 million, fractions of ¥1 million are rounded off.

2. For share amounts indicated in units of 1,000 shares, fractions of 1,000 shares are truncated.

2. Results of the Business Activities by Business Segment

Imaging Systems Business

Consolidated net sales for the Imaging Systems Business was ¥320,589 million (8.9% increase over the previous year), while operating income reached ¥33,086 million (21.6% increase over the previous year).

In the digital camera field, sales greatly increased thanks to the release of the compact and lightweight single-lens reflex camera brands "E-410" and "E-510", with their Live View function and other features attractive to a wide spectrum of users, and the "E-3", a unit that is suitable for pros as well as amateurs. In the area of compact cameras, the launching of the "μ [mju:] 1020", with its small, thin and stylish body and 7x optical zoom lens, and the robust sales of the "CAMEDIA SP Series", which enables 18x optical, high magnification shots, both led to hikes in revenue.

In the voice recorders field, sales are on an upward trend both domestically and overseas. In Japan, the compact, maximum memory capacity "Voice-Trek V-13" did especially well with its separate-type IC recorder, which can be directly connected to a personal computer. In addition, our entry in the high sound quality uncompressed digital recording compatible linear PCM recorder market was well received.

The optical components field also saw increased sales supported by our well-performing lens barrel units.

Operating income rose thanks to great leaps in the number of digital cameras sold.

Medical Systems Business

Consolidated net sales in the Medical Systems Business amounted to ¥353,269 million (13.3% increase over the previous year), while operating income amounted to ¥98,420 million (12.0% increase over the previous year).

In the medical endoscope field, the "EVIS LUCERA SPECTRUM", which enables observation using specialized light spectra that contribute to the early detection of minute lesions such as cancer, and the upper gastrointestinal endoscope, which may be inserted either nasally or orally, both performed well in the domestic market. Overseas, our "EVIS EXERA II", a high-resolution HDTV endoscope system featuring observation using specialized light spectra, sold well in the US, Europe, Oceania and Central and South America contributing to higher revenue.

In the fields of MIP such as surgical and EndoTherapy products, the number of units sold increased for clips and other haemostatic system products, biopsy forceps and other sampling products as well as guide-wires and other biliary tract and pancreas related products. Overseas, the "EVIS EXERA II", a high-resolution HDTV endoscope system, sold well to surgeons. Also, the launch of our endoscope integrated "VISERA Pro System" in Asia and the continued robust performance of our high-resolution HDTV videoscope for the abdominal and chest cavities mostly in the US and Europe have contributed to higher revenue.

Operating income was up thanks to the sales expansion of medical endoscope and favorable performance of surgical treatment devices particularly in overseas.

Life Sciences Business

Consolidated net sales for the Life Sciences Business was ¥131,446 million (6.3% increase over the previous year), while operating income amounted to ¥6,990 million (13.5% decrease compared to the previous year).

In the micro-imaging (microscopes) field, sales expanded thanks to robust biological microscope sales in the US and Europe and an increase in the number of units sold for our "BX Series" system microscopes for research in Asia, the Middle East and South America, where such market is expanding. For industrial microscopes, although price wars are intensifying due to a downward trend in business investment both in Japan and overseas, in Asia, where some parts are showing signs of recovery, we are working to expand sales and net figures are at par with the previous year.

In the diagnostic systems field, revenue increased as a result of the simultaneous launch of our blood analyzer (clinical chemistry analyzer) and new fully-automated chemiluminescent enzyme immuno-analyzer as well as the expansion of the clinical diagnostics and testing business. Also contributing were increased sales in new blood testers in the US as well as favorable performance in China for clinical biochemistry analyzers.

With respect to operating income, despite the expansion of sales mainly in overseas markets, development investments aimed at future business expansion and investments geared at business reform led to a decline in profit.

Information & Communication Business

Consolidated net sales for the Information & Communication Business was ¥254,312 million (5.0% decrease over the previous year), while operating income showed ¥3,001 million (10.5% increase over the previous year).

In the Information & Communication Business, we increased the direct sales ratio and streamlined costs in the area of cellular phone terminal sales of the mobile field, promoted computerization and expanded our components interests in the automobile aftermarket business of the network and technology field and concentrated on further improvements in our efforts to "build a stable consolidated business profit base". Also, we reshuffled a portfolio valued at some ¥10 billion assessing business possibilities based on our investment securities ownership policy.

Net sales witnessed a decrease overall in revenue due to lower returns due to changes in the sales fee plans of communications service providers involved in the cellular phone terminal sales effectuated by IT Telecom Inc., a player in the mobile field.

An increase in operating income was obtained thanks to substantial improvements in profitability resulting from reduced sales and administrative costs and restrictions on discounts for cellular phone terminal sales as well as an increase in revenue sparked by growth in the automobile aftermarket business.

Others

Consolidated net sales for other business was ¥69,259 million (7.6% increase over the previous year) and operating income was ¥917 million (up 5.2% over the previous year).

In the non-destructive testing equipment field, robust sales in our portable flaw detectors and highly functional phased array ultrasound testing devices as well as in our new "IPLEX FX" highly durable, highly functional, high definition portable industrial endoscopes contributed to a significant increase in revenue.

The information equipment field saw an increase in the shipment volume of printers and components manufactured through business collaboration with Riso Kagaku Corporation.

In the biomedical materials field, the Company endeavored to strengthen its business by establishing a new joint company, Olympus Terumo Biomaterials Corp., together with Terumo Corporation in April 2007. As a result of this venture, the launch of collagen related products and the commencement of full-scale sales in overseas markets for existing products including bone prostheses contributed to a substantial increase in revenue.

In addition, the growth of our medical related business that included the new acquisition of ITX Corporation also contributed to an increase in revenue in other businesses.

With regard to operating income, we experienced an increase in profit due to a hike in revenue.

3. Financing and Capital Investment

(1) Financing

A new short-term borrowing of ¥190 billion and long-term borrowing of ¥30 billion were taken out during this fiscal year.

(2) *Capital Investment*

A total of approximately ¥50.1 billion was spent this fiscal year in capital investment. Main expenditures include investment in molds in the Imaging Systems Business and investment in demonstration equipment in the Medical Systems Business.

4. Future Challenges

It is expected that Japan's economy will continue to gradually expand in the area of exports to emerging countries. However, uncertainly for the future is abound due to an increasing yen, galloping crude oil prices and a slowdown of the U.S. economy. Further, there are worries of a depressed world economy due to the US sub-prime mortgage crisis and soaring crude oil price.

In light of this situation, the Olympus Group will fully implement its 2006 Corporate Strategic Plan, which is in its final year, and expand on those business activities that should be further developed.

In the Imaging Systems Business, we will continue to work towards reinforcing our competitive edge to forge a solid position in the digital single-lens reflex camera market and increase our brand strength with proposals to a wider range of users for unique, high-value added products that were made compact and lightweight using superior digital designing. Also, we will work to standardize components and increase our business efficiency to obtain a steady profit assurance in the field of compact cameras. For sales of lens barrel units and other items in the optical components field, an increase in profits will also be attempted by putting to use our lens optics technology fostered over many years.

In the Medical Systems Business, the integration of Gyrus Group PLC, a UK company highly competitive in the area of urology and gynecology which boasts strengths in high-frequency and other energy technologies in the minimally invasive medical treatment field, will create complementary relationships in product lineup and sales networks and expand of our business base. This will lead to a stronger presence in the area of surgery. Furthermore, we will continue to promote the solution business, which we began as a high value-added service.

Further, the Company will continually revise and improve its internal control system, thoroughly implement compliance efforts and promote environmental conservation activities geared at the realization of a superior environmental management organization as well as other CSR related activities effectuated proactively. Even concerning our "BRAVE CIRCLE" colon cancer eradication campaign promoted as a means to encourage colon cancer consultations and educate the public on early detection, the Company will continue to broaden the scope of the campaign and work towards its development into a society-wide activity.

To our shareholders, we appreciate your continuing support and understanding.

5. Changes in Assets and Results of Operation

(Millions of yen)

	137th term	138th term	139th term	140th term
Net sales	813,538	978,127	1,061,786	1,128,875
Ordinary income	10,204	41,206	76,226	93,085
Net income (loss)	(11,827)	28,564	47,799	57,969
Net income (loss) per share (Yen)	(44.98)	105.99	176.79	214.48
Total assets	858,083	976,132	1,091,800	1,358,349
Net assets	240,837	290,656	344,871	367,876
Net assets per share (Yen)	913.17	1,074.30	1,236.34	1,318.65

Notes: 1. In the 137th term, a loss due to business restructuring in the Imaging Systems Business was accounted as an extraordinary loss and a consolidated net loss was posted due to the reversal of deferred income taxes.

2. Since the 139th term, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard No. 5, December 9, 2005) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standard Implementation Guidance No. 8, December 9, 2005) have been applied.

3. In the 140th term (current), the addition of Gyrus Group PLC in the scope of consolidation resulted in an increase in total assets from the end of the previous fiscal year.

See "I Review of Group Operations 1. Review of Operations" on page 3 above for details on results for the current fiscal year.

6. Major Parent Companies and Subsidiaries

(1) Relationship with Parent Companies

There is no relevant information.

(2) Major Subsidiaries

There are 205 consolidated subsidiaries, including the following seven major subsidiaries, and 15 equity-method companies.

Name of company	Capital stock or investment	Ratio of capital contribution by the Company (%)	Principal business
Olympus Imaging Corp.	¥11,000 million	100.0	Manufacture and sales of image-related products
Olympus Medical Systems Corp.	¥1,000 million	100.0	Manufacture and sales of medical treatment-related products
ITX Corporation	¥25,444 million	82.1	Investment in and nurturing of new businesses
Olympus USA Incorporated	$13,000	100.0	Holding company to conduct comprehensive management planning for U.S. subsidiaries and affiliates
Olympus Europa Holding GmbH	100,000,000 euro	100.0	Holding company to conduct comprehensive management planning for European subsidiaries and affiliates
KeyMed (Medical & Industrial Equipment) Ltd.	£1,010,000	100.0 (of which 100.0% is indirectly held) (Note)	Manufacture and sales of medical treatment-related and other products in U.K.
Olympus (China) Co., Ltd.	$31,000,000	100.0	Holding company to conduct comprehensive management planning for subsidiaries and affiliates in China

Note: Olympus KeyMed Group Limited, a 100% subsidiary of the Company, holds 100.0% of that company.

7. Principal business

Segment	Principal products and business
Imaging systems business	Manufactures and sales of digital cameras and voice recorders
Medical systems business	Manufactures and sales of medical endoscopes, surgical endoscopes, ultrasound endoscopes and endo-therapy products
Life science business	Manufactures and sales of biological microscopes, diagnostic blood analysis systems and industrial microscopes
Information & communication business	Sales of mobile terminals (incl. cellular phones); development and sales of mobile solutions, mobile contents services and business package software; sales of network infrastructure systems; sales of semiconductor devices and electric equipment
Others	Manufactures and sales of industrial endoscopes, non-destructive testing equipment, printers and bar code data processing equipments, software development etc.

8. Principal places of business and plants

(1) Principal places of business of the Company

Head Office	Shibuya-ku, Tokyo
Main Office	Shinjuku-ku, Tokyo
R & D Center	Hachioji-shi, Tokyo
Ina Facility	Ina-Shi, Nagano
Tatsuno Facility	Kamiina-gun, Nagano
Mishima Facility	Sunto-gun, Shizuoka
Branch	Sapporo, Nagoya, Osaka, Hiroshima, Fukuoka
Sales Offices	Sendai, Saitama, Chiba, Yokohama, Niigata, Matsumoto, Shizuoka, Kanazawa, Kyoto, Matsuyama, Okayama, Kagoshima

(2) Principal places of business of the Company's subsidiaries

Olympus Imaging Corp.	Shibuya-ku, Tokyo (Head office) Shinjuku-ku, Tokyo (Main office)
Olympus Medical Systems Corp.	Shibuya-ku, Tokyo (Head office) Shinjuku-ku, Tokyo (Main office)
ITX Corporation	Chiyoda-ku, Tokyo
Olympus USA Incorporated	U.S.
Olympus Europa Holding GmbH	Germany
KeyMed (Medical & Industrial Equipment) Ltd.	U.K.
Olympus (China) Co., Ltd.	China

9. Employee situation of the Group

Segment	Numbers of Employees	Increase (decrease) from the previous term
Imaging systems business	13,172	10
Medical systems business	11,786	2,366
Life science business	4,631	64
Information & communication business	1,847	25
Others	3,048	277
Management division	1,288	72
Total	35,772	2,814

Notes: 1. The number of employees represents individuals working within the Group and includes employees on loan to the Group but does not include employees on loan outside the Group.

2. The increase in the number of employees in the Medical Systems Business by 2,366 compared to last year is mainly due to the subsidiarization of Gyrus Group PLC in February 2008.

10. Principal lenders

(Millions of yen)

Lender	Balance of borrowing
Sumitomo Mitsui Banking Corporation	89,630
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	71,395

11. Acquisition of the stock, etc. of other companies

The company resolved, at a meeting of the Board of Directors held on November 19, 2007 to commence procedures for the acquisition of all the stock of Gyrus Group PLC, a UK company specializing in medical devices, through Olympus UK Acquisitions Limited, a 100% subsidiary of the Company. Said procedures were completed on February 1, 2008 making Gyrus Group PLC a 100% subsidiary of the Company as of the same date.

II Matters Concerning Shares

1. Total Number of Shares Authorized to be Issued: 1,000,000,000 shares

2. Total Number of Issued Shares: 270,239,168 shares

(Excluding treasury stock 1,044,440 shares)

3. Number of Shareholders as of March 31, 2008: 12,767

4. Principal Shareholders

Shareholders	Numbers of shares held (thousands)	Investment ratio
Nippon Life Insurance Company	22,426	8.30%
The Master Trust Bank of Japan, Ltd. (trust account)	16,385	6.06%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,435	4.97%
Japan Trustee Services Bank, Ltd. (trust account)	12,253	4.53%
State Street Bank and Trust Company	10,288	3.81%
Japan Trustee Services Bank, Ltd. (Olympus shares in Sumitomo Mitsui Banking Corporation's retirement benefit trust account are entrusted to The Sumitomo Trust & Banking Co., Ltd., which consigns their management to Japan Trustee Service Bank, Ltd.)	9,004	3.33%
Sumitomo Mitsui Banking Corporation	8,350	3.09%
Terumo Corporation	6,811	2.52%
Meiji Yasuda Life Insurance Company	4,518	1.67%
The Dai-ichi Mutual Life Insurance Company	4,442	1.64%

Note: The investment ratio is calculated with the amount treasury stock (1,044,440 shares) deducted.

III Matters Concerning Board of Directors and Corporate Auditors

1. Name of Directors and Corporate Auditors

Appointment	Name	Position and responsibility in the Company and other companies
President and Representative Director	Tsuyoshi Kikukawa	
Director	Atsushi Yusa	Group president of Future Creation Laboratory
Director	Masaaki Terada	Group president of Corporate R & D center / Director in charge of Intellectual Property & Licensing Div. / President and Director, Olympus Cytori Inc.
Director	Masaharu Okubo	President and Representative Director of Olympus imaging Corp.
Director	Hideo Yamada	Group president of the Corporate Center / Director in charge of Corporate Social Responsibility Div., Trade Compliance Bureau and Internal Audit Dept.

Appointment	Name	Position and responsibility in the Company and other companies
Director	Hiroyuki Furihata	Director of Olympus Medical Systems Corp.
Director	Kazuhisa Yanagisawa	Group president of Life science Group
Director	Haruhito Morishima	President and Representative Director of Olympus Medical Systems Corp.
Director	Masataka Suzuki	President and Representative Director of Olympus Europa Holding GmbH
Director	Shuichi Takayama	Division Manager of R&D Planning Div.
Director	Takashi Tsukaya	Division Manager of Production Engineering Div. / Director in charge of Quality and Environment Administration Div.
Director	Tatsuo Nagasaki	Director in charge of IMS Business Div. and PS Business Div.
Director	Hisashi Mori	Division Manager of Business Planning Div. and Corporate Social Responsibility Div./ Director in charge of New Business Planning Div. and New Business Administration Div.
Director	Robert A. Mundell	Professor of Economics, Columbia University
Director	Rikiya Fujita	Director, Sankikai Association and President, Tsurumaki Onsen Hospital/ Chairman, the Japanese Foundation for Research and Promotion of Endoscopy
Standing Corporate Auditor	Tadao Imai	
Standing Corporate Auditor	Katsuo Komatsu	
Corporate Auditor	Makoto Shimada	
Corporate Auditor	Yasuo Nakamura	

Notes: 1. The following individuals were reelected at the 139th General Meeting of Shareholders held on June 28, 2007 and assumed their post.

Director Rikiya Fujita
Corporate Auditor Katsuo Komatsu

2. The following individuals resigned on June 28, 2007.

Director Toru Toyoshima
Corporate Auditor Tadahiko Amemiya

3. Among the Directors, Robert A. Mundell and Rikiya Fujita are Outside Directors.

4. Among the Corporate Auditors, Makoto Shimada and Yasuo Nakamura are Outside Corporate Auditors.

5. Under the Company's executive officer system, the following are executive officers as of March 31, 2008. The "*" mark indicates individuals serving concurrently as Directors.

Appointment	Name
Senior Managing Executive Officer	Masaaki Terada *
Senior Managing Executive Officer	Masaharu Okubo *
Senior Managing Executive Officer	Hideo Yamada *
Managing Executive Officer	Hiroyuki Furihata *
Managing Executive Officer	Kazuhisa Yanagisawa *
Managing Executive Officer	Haruhito Morishima *
Managing Executive Officer	Masataka Suzuki *
Managing Executive Officer	Shuichi Takayama *
Managing Executive Officer	Takashi Tsukaya *

Appointment	Name
Executive Officer	Tatsuo Nagasaki *
Executive Officer	Hisashi Mori *
Managing Executive Officer	Toshiaki Gomi
Executive Officer	Masao Kuribayashi
Executive Officer	Akinobu Yokoo
Executive Officer	Kazuhiro Watanabe
Executive Officer	Takashi Saito
Executive Officer	Koichi Karaki
Executive Officer	Yasuhiro Ueda
Executive Officer	Norio Saito
Executive Officer	Hitoshi Kawada
Executive Officer	Yoshihiko Masakawa
Executive Officer	Shinichi Nishigaki
Executive Officer	Naohiko Kawamata
Executive Officer	Hiroyuki Sasa
Executive Officer	Makoto Nakatsuka

2. Amount of Remuneration for Directors and Corporate Auditors

	Number	Total Amount Paid
Director	15	¥603 million
Corporate Auditor	4	¥67 million

Notes: 1. By resolution of the 138th General Meeting of Shareholders held on June 29, 2006, the maximum monthly remuneration for Directors is set at ¥65 million and the maximum monthly remuneration for Corporate Auditors is set at ¥10 million and the annual bonus for Directors is ¥120 million. No bonuses are paid to Corporate Auditors.

2. The above amount of remuneration for Directors does not include ¥56 million in salaries for employees serving concurrently as Directors.

3. Of the above amount of remuneration for Directors and Corporate Auditors, the total amount paid to 4 outside officers (2 Outside Directors, 2 Outside Corporate Auditors) is ¥42 million.

3. Matters concerning Outside Directors and Outside Corporate Auditors

(1) Major Activities during Current Fiscal Year

Robert A. Mundell, Director

Mr. Mundell attended 2 of the 19 Board of Directors' meetings held during the current fiscal year and made statements as he saw fit from a professional perspective as an international economist, independent of the management engaged in the execution of business operations.

Rikiya Fujita, Director

Mr. Fujita attended 5 of the 14 Board of Directors meetings held during the current fiscal year after his appointment at the 139th General Meeting of Shareholders held on June 28, 2007 and made statements as he saw fit, based on his profound knowledge and broad insight as a medical doctor from a perspective independent of the management engaged in the execution of business operations.

Makoto Shimada, Corporate Auditor

Mr. Shimada attended all 19 Board of Directors' meetings and 27 of the 28 Board of Corporate Auditors' meetings and made statements as he saw fit from the perspective of a business manager with extensive experience to ensure appropriate and fair decision making by the Board of Directors.

Yasuo Nakamura, Corporate Auditor

Mr. Nakamura attended all 19 Board of Directors meetings and all 28 Board of Corporate Auditors meetings and made statements as he saw fit from the perspective of a business manager with extensive experience to ensure appropriate and fair decision making by the Board of Directors.

(2) *Overview of content of limited liability agreement*

The Company has entered into an agreement with all of its Outside Directors and Outside Corporate Auditors to limit their liability pursuant to Article 423 Paragraph 1 of the Company Law, setting the minimum amount stipulated by law as the maximum liability.

IV Accounting Auditor

1. Name of Accounting Auditor

KPMG AZSA & Co.

2. Amount of remuneration

Classification	Amount Paid
Remuneration to Accounting Auditor for the current fiscal year	¥50 million
Total amount of money and other financial interests to be paid by the Company and its subsidiaries	¥231 million

Notes: 1. The audit agreement between the Company and its Accounting Auditor does not distinguish compensation paid for audit work performed in conformity with the Company Law and compensation paid for audit work performed in conformity with the Financial Instruments and Exchange Act and it is effectively impossible to do so. Therefore, the total amount is provided.

2. Among the important subsidiaries of the Company, Olympus USA Incorporated, Olympus Europa Holding GmbH, KeyMed (Medical & Industrial Equipment) Ltd. and Olympus (China) Co., Ltd. are audited by auditing firms other than the Accounting Auditor of the Company.

3. Description of non-auditing services

The Company pays compensation to the Accounting Auditor for consultation services related to internal control on financial reporting, which is not included in the services under Article 2, Paragraph 1 of the Certified Public Accountant Law.

4. Policy on dismissal and non-reappointment of Accounting Auditor

The Company will dismiss the Accounting Auditor, with the unanimous consent of the Corporate Auditors of the Board of Auditors, in the event said Accounting Auditor is recognized as falling under one of the items listed in Article 340 Paragraph 1 of the Company Law.

In addition to the foregoing, the Company will propose the dismissal or non-reappointment of the Accounting Auditor to the General Meeting of Shareholders in the event it is recognized that the appropriate performance of duties by said Accounting Auditor is rendered not possible due to reasons on the part of the Company or due to events affecting the qualifications and credibility of the Accounting Auditor.

V Company's Systems and Policies

1. Basic Policy on the Internal Control System

The Company conducts all corporate activities in accordance with the basic philosophy of the "Social IN" concept, which involves enabling consumers to lead a happy and healthy life by introducing new values through business, while integrating with the communities it serves and sharing a common sense of value with society.

The Board of Directors, based on this basic principle, shall prepare a framework in which ensures the sound operations of the Company, and make continuous improvements with its application.

(1) Framework to ensure the compliance by Directors and Employees, in performance of duties, to applicable laws and regulations as well as the Articles of Incorporation

1) In order to ensure a system in which Directors and employees perform their duties in compliance with applicable laws and regulations and the Articles of Incorporation, the Board of Directors shall establish the Olympus Group's Charter of Corporate Behavior and Olympus Group's Code of Conduct and other basic policies and internal corporate regulations.

2) The Company shall set up a Compliance Office to manage compliance activities. The compliance office shall continuously conduct compliance related activities, including the education of Directors and employees.

3) The Company shall establish a helpline to consult or receive report compliance related issues. The Company shall also develop a system to report contents, etc. of compliance related issues, if arises, to the Board of Directors and the Board of Auditors through a compliance officer in charge.

4) In order to ensure the appropriateness and reliability of financial reporting, the Company shall set up a J-sox Act Compliance Department and will maintain its efforts to ensure the control activities function effectively.

5) The Administration Department shall be responsible for working with lawyers, the police and other parties to systematically stand firm against anti-social forces and organizations which threaten societal order and safety.

(2) Framework regarding the maintenance of records and management of information in relation to performance of duties by auditors

1) Pursuant to applicable laws and regulations and internal rules including the internal rules on document management, etc., the Company shall maintain and manage documents or electronic data.

2) Directors and Auditors may access important documents such as the minutes of a meeting of the Board of Directors and documentary approvals at any time.

(3) Rules relating to the risk management in the event of loss and other circumstances

1) The Company shall manage its business risks based on thorough discussions held at meetings of the board of directors and the executive management committee, among other meetings, and appropriate operation of the internal approval procedure.

2) The Company shall manage risks such as those relating to quality, product safety, export control, information security, health and safety, the environment and disasters by establishing divisions in charge, establishing

internal corporate regulations and manuals, and through implementing education and training, among others.

3) Pursuant to the internal rule on risk management, each operational department shall be aware of risks and take preventative measures, and the Company shall develop a framework which enables prompt actions in the event of an emergency. In the event of a disaster including earthquakes, fire and accidents, and occurrence of incidents of great risks, such as the violation of corporate ethics, etc., the operational departments shall, through a risk management office as a window, make immediate reports to the President, other members of the risk management committee and relevant people. The final determination in such circumstance shall be made by the President.

4) A meeting of the risk management committee, with the President as a chairman of the committee, shall be held regularly. The risk management committee shall receive and review reports plans and measures in relation to risk management, and [make efforts] to establish and maintain a risk management system.

(4) Framework to ensure the effective performance of duties by Directors

1) The Board of Directors shall develop medium and long-term basic business plans in order to clarify the Company' s business goals and achieve efficient resource allocation based on its annual business plan as determined each business year. In addition, the Board of Directors shall receive a monthly report on business performance in order to evaluate the status of the Company's annual business plan.

2) The Board of Directors shall determine the separation of duties among the Representative Director, other Operating Directors and Operating Officers and supervise with respect to their duties as performed.

3) The Representative Director shall make a decision about significant matters after discussing at meetings of the executive management committee.

4) Based on internal rules relating to approval procedures and organizational matters, the Board of Directors shall determine the management organization and the separation of duties as well as the responsibility and authority of each of the Representative Director, other Operating Directors and Operating Officers, and establish a fair and effective system for performance of duties.

(5) System to ensure the fairness of operations of the Company and its subsidiaries

1) Pursuant to the internal rule on management of affiliated companies, the Company shall clearly provide for management standards applied to its subsidiaries and promote Olympus Group' s enhancement and development by providing guidance and training to its subsidiaries.

2) The Company shall Directors and Auditors to major subsidiaries to ensure the fairness of operations of subsidiaries by requesting them to obtain the Company's approval for significant matters based on the internal rule [on settlement].

3) The Company shall make efforts with such conducts the contents of Olympus Group's Charter of Corporate Behavior among subsidiaries and promote enhanced awareness for compliance with such conducts among the Group.

4) The audit office of the Company shall conduct status audits regarding the internal control, compliance audit and system audit, etc. based on the annual audit plan approved by the President of the Company and report the audit results to the President and the Board of Directors of the Company. The Company shall establish an internal audit department for conducting audits of its major subsidiaries.

(6) Matters relating to Employees that assist the Corporate Auditors upon the request of such Corporate Auditor for assistance and matters relating to independence of the relevant Employees from Directors

1) The Company will establish the office of auditors and allocate personnel who will assist with the Auditors' duties. In order to assist with Auditors' duties, such personnel shall not receive directions or guidance from any Directors.

2) Appointment, dismissal, transfers, wages and personnel evaluation, etc. of employees, who should assist with Auditors' duties, shall be determined after obtaining the approval of the Board of Auditor, and the independence of such employees from Directors shall be ensured.

(7) Framework regarding reports by Directors and Employees to Corporate Auditors, and other reports to the Corporate Auditors

The Board of Directors shall make reports to Auditors pursuant to relevant laws and regulations. Auditors may request reports from Directors and Employees based on relevant laws and regulations, the Rules of the Board of Auditors and the Auditors' Audit Standard.

(8) Other systems to ensure the effectiveness of audit by Auditors

1) Auditors shall conduct audits on Directors, employees and subsidiaries through hearings or visiting audits, to ensure the effectiveness of its audit.

2) The Board of Auditors shall hold regular meetings with Directors including the President as well as with each head up department, and exchange opinions regarding significant audit related issues.

3) The Board of Auditors shall, in order to ensure an effective audit, hold meetings to discuss their findings with Accounting Auditors, the audit office and Auditors of major subsidiaries.

2. Basic Policy on Management of Joint Stock Company

(1) Basic policy

The Company conducts all corporate activities in accordance with the basic philosophy of the "Social IN" concept, which involves enabling consumers to lead a happy and healthy life by introducing new values through business, while integrating with the communities it serves and sharing a common sense of value with society.

Efforts are being made to ensure and enhance its corporate value, as well as the common interests of its shareholders, based on this philosophy. To this end, it is indispensable 1) to prevent the outflow of technical and human assets that have been developed over the years while protecting and fostering such assets from medium- and long-term perspectives, and 2) to manage business with emphasis on such things as the maintenance and reinforcement of customer networks, as well as the Company's brand competitiveness. It is believed that the foregoing must be ensured and enhanced for medium- and long-term by those who purchase large numbers of the Company's shares. It is also believed that, in the event of an offer of a large-scale acquisition of the Company's shares from an external party, it is necessary to determine the effect of such offer on the Company's corporate value and the common interests of the shareholders, based not only on the foregoing factors but also on an appropriate understanding of such other factors as the Company's tangible and intangible business resources, potential effect of measures concerning the future, diverse business segments including medical systems, imaging systems, life science, and information & communication, synergy that may be achieved though the organic binding of Group companies operating worldwide, and other elements comprising the Company's corporate value.

(2) Measures for realization of basic policies

1) Effective utilization of Company's assets, formation of appropriate corporate group, and other special measures for realization of basic policies

The Company believes that the main sources of its corporate value and common interests of its shareholders are "opto-digital technology (optics, digital imaging, and micro-processing technologies)," "strong customer networks," and "global brand competitiveness," among other things.

As a company engaged in manufacturing, the Company first improved on its basic research related to advanced technologies and manufacturing technologies, such as opto-digital technology, and established a better research and development system. Then, it fostered its core technologies based on the medium- and long-term perspective by passing down the technologies, expertise, and know-how accumulated over the years from generation to generation. Technologies thus fostered are beginning to bear fruit in such form as unique products, like endoscopes, and new businesses, and are resulting in proposals of new values to the society.

In addition, strong networks with customers and the strengthening of collaboration are indispensable in the construction of a business model offering competitive advantages especially in the Medical Systems Business, which is the most profitable of our business segments. A decisive factor in ensuring the high profitability of the Medical Systems Business is the timely provision of products and services that address the needs of medical and healthcare professional and users by sharing information with physicians, who are the opinion leaders.

Further, the Olympus brand is well known not only in Japan but also in Europe and the United States in the areas of consumer business, which includes digital cameras. It is believed that the brand name will continue to play a significant role in building a stable profit base and recovery of value creation ability, backed by the global development of consumer business.

The new medium-term Corporate Strategic Plan "the 2006 CSP" was formulated in 2006 based on the foregoing perception. The Company will seek to secure and enhance corporate value and the common interests of shareholders in a stable and sustainable manner based on the 2006 CSP. (Refer to the Company's press release dated May 10, 2006, for the details of the 2006 CSP. The press release can be found on the Company's website: http://www.olympus.co.jp/jp/corc/ir/tes/2006/)

Furthermore, the Company has been promoting business structural reform since 2001, reducing the number of Directors by one half and shortening the term in office to 1 year, among other things. Since 2005, it has been making efforts to reinforce oversight regarding the execution of business operations through such measures as the appointment of two independent outside Directors. The Company will continue to make efforts to enhance its corporate governance.

2) Measures to prevent control of financial and business policy decisions by inappropriate parties from the

perspective of basic policies

The Company's Board of Directors obtained the approval to make the decision to issue gratis share warrants as countermeasures to large-scale acquisitions aimed at owning 20% or more of the Company's shares with voting rights (hereinafter "takeover defence") at the 138th General Meeting of Shareholders held on June 29, 2006. [See the Company's News Release "Introduction of Countermeasures to Large-Scale Acquisitions of Olympus Corporation Shares (Takeover Defence)" dated May 10, 2006 for details. The News Release can be found on the Company's website:
http://www.olympus-global.com/en/info/index.cfm?target_year=2006&disp=on]

(3) Board of Directors' views on measure in (2) above and reasons thereof

1) It is in line with basic policies set forth in (1) above

The Company's anti-takeover measure is intended to ensure and enhance the Company's corporate value and the common interests of the shareholders by proposing to the shareholders the plans of the Company's management and alternative plans, ensuring opportunities for negotiations with the party attempting to execute the takeover, and other means, by establishing internal procedure regarding large-scale acquisition of the Company's shares and securing necessary and sufficient information and time for shareholders to make appropriate decisions. As such, the Company's Board of Directors believes that the measure set forth in (2) above is in line with the basic policies set forth in (1) above.

2) Measure does not undermine common interests of the Company's shareholders and is not intended to maintain positions of the Company's Directors and Corporate Auditors

The advice of a highly independent special committee is required to put the anti-takeover measure into effect. The measure does not undermine the common interests of the shareholders, remaining in effect for three years and requiring the approval of the general meeting of shareholders for renewal, and is not intended to be a means of maintaining the position of the Company's Directors and Corporate Auditors.

Consolidated Balance Sheet

As of March 31, 2008

(Millions of yen)

Accounts	Amount	Accounts	Amount
ASSETS:		**LIABILITIES:**	
Current assets	**543,305**	***Current liabilities***	**662,454**
Cash and time deposits	158,281	Notes and accounts payable	83,602
Notes and accounts receivable	193,555	Short-term borrowings	338,787
Marketable securities	3	Current maturities of bonds	35,201
Inventories	110,824	Accrued expenses	82,467
Deferred income taxes	36,719	Income taxes payable	14,121
Others	47,032	Warranty reserve	10,141
Allowance for doubtful accounts	(3,109)	Others	98,135
		Long-term liabilities	**328,019**
Fixed assets	**815,044**	Long-term bonds, less current maturities	105,397
Property, plant and equipment	**150,036**	Long-term borrowings, less current maturities	177,371
Buildings and structures	61,305	Severance and retirement allowance	10,317
Machinery and equipment	18,350	Severance and retirement allowance for directors and corporate auditors	122
Tools, furniture and fixtures	42,692	Reserve for loss on liabilities for guarantee	452
Land	21,291	Others	34,360
Construction in progress	6,398	**Total liabilities**	**990,473**
Intangible fixed assets	**404,030**	**NET ASSETS:**	
Goodwill	299,800	**Shareholders' equity**	**356,564**
Others	104,230	Common stock	48,332
		Capital surplus	73,049
Investments and other assets	**260,978**	Retained earnings	237,817
Investment securities	193,843	Treasury stock, at cost	(2,634)
Deferred income taxes	9,665	**Valuation and translation adjustments**	**(213)**
Others	57,885	Net unrealized holding gains on securities	6,320
Allowance for doubtful accounts	(415)	Deferred gains or losses on hedges	34
		Foreign currency translation adjustments	(6,567)
		Minority interests	**11,525**
		Total net assets	**367,876**
Total assets	**1,358,349**	**Total liabilities and net assets**	**1,358,349**

Consolidated Statement of Income

April 1, 2007 to March 31, 2008

(Millions of yen)

Accounts	Amount
Net sales	1,128,875
Cost of sales	619,396
Gross profit	**509,479**
Selling, general and administrative expenses	396,856
Operating income	**112,623**
Non-operating income	8,983
Interest income	3,202
Foreign exchange gains	457
Others	5,324
Non-operating expenses	28,521
Interest expenses	13,905
Net loss of investment in affiliated companies carried on the equity method	2,766
Others	11,850
Ordinary income	**93,085**
Extraordinary gains	4,111
Gain on sales of investment securities in subsidiaries and affiliates	312
Gain on sales of fixed assets	1,478
Gain on changes in equity	1,909
Gain on transfer of business	300
Gain on sales of investment securities	112
Extraordinary loss	2,584
Impairment loss on fixed assets	1,093
Loss on valuation of investment securities	1,491
Income before provision for income taxes	**94,612**
Current	38,952
Deferred	(2,192)
Minority interests (loss)	(117)
Net income	**57,969**

Consolidated Statement of Changes in Net Assets

April 1, 2007 to March 31, 2008

(Millions of yen)

Item	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2007	48,332	73,049	191,122	(2,264)	310,239
Dividends from surplus			(11,893)		(11,893)
Increase in surplus from exclusion of subsidiaries from consolidation			387		387
Net income			57,969		57,969
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.			(465)		(465)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.			697		697
Acquisition of treasury stock				(370)	(370)
Net changes of items other than shareholders' equity during the fiscal year					
Total changes during the fiscal year	-	-	46,695	(370)	46,325
Balance as of March 31, 2008	48,332	73,049	237,817	(2,634)	356,564

Item	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2007	16,078	(184)	8,077	23,971	10,661	344,871
Dividends from surplus						(11,893)
Increase in surplus from exclusion of subsidiaries from consolidation						387
Net income						57,969
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.K.						(465)
Debt disposal amount for accrued retirement benefits to subsidiaries in the U.S.						697
Acquisition of treasury stock						(370)
Net changes of items other than shareholders' equity during the fiscal year	(9,758)	218	(14,644)	(24,184)	864	(23,320)
Total changes during the fiscal year	(9,758)	218	(14,644)	(24,184)	864	23,005
Balance as of March 31, 2008	6,320	34	(6,567)	(213)	11,525	367,876

Notes to Consolidated Financial Statements

Important Items That Form the Basis for Preparing the Consolidated Financial Statements

1. Scope of consolidation

(1) Number of consolidated subsidiaries and names of principal consolidated subsidiaries

Number of consolidated subsidiaries: 205

Principal consolidated subsidiaries:

Olympus Medical Systems Corp., Olympus Imaging Corp., Aizu Olympus Co., Ltd.,
Shirakawa Olympus Co., Ltd., Olympus Opto-Technology Co., Ltd.
ITX Corporation, IT Telecom, Inc., Olympus Medical Systems Europa GmbH,
Olympus America Inc. and Olympus Hong Kong and China Limited

Newly consolidated subsidiaries: 38

Olympus Digital System Design Corp., Gyrus Group PLC and other 36 companies

Olympus Digital System Design Corp. and other six companies are newly established subsidiaries during the fiscal year ended March 31, 2008.
Gyrus Group PLC and other 26 companies have been included in the scope of consolidation through equity participation carried out during the fiscal year.
Altis Co., Ltd. and other two companies have switched from affiliated companies accounted for under the equity method to consolidated subsidiaries due to additional acquisition of shares during the fiscal year.
Olympus Moscow Limited Liability Company has switched from a non-consolidated subsidiary accounted for under the equity method to a consolidated subsidiary effective from the fiscal year ended March 31, 2008, due to gains in materiality.

Excluded companies: 16

AOI Technologies Inc., Moranet Inc and other 14 companies

Atlax Humanage, Inc. and other one company have been excluded from consolidated subsidiaries due to sale of shares during the fiscal year.
Moranet Inc. and other five companies have been excluded from consolidated subsidiaries due to merger with other consolidated subsidiaries during the fiscal year.
AOI Technologies Inc. and other five companies have been excluded from consolidated subsidiaries due to liquidation during the fiscal year.
Olympus Microsystems America, Inc. and other one company have been excluded from consolidated subsidiaries due to decrease in materiality.

(2) Names and other information of principal non-consolidated subsidiaries

Principal non-consolidated subsidiaries:

Feed Corporation, Radio Cafe, Inc. and S.T. SIX Co., Ltd.

The above non-consolidated subsidiaries are all small and not material when measured by the impact of each amount of total assets, net sales, net income, and retained earnings (based on the Company's ownership percentage) of those companies on consolidated financial statements. They have therefore been excluded from the scope of consolidation.

2. Application of the equity method

(1) Number of non-consolidated subsidiaries and affiliates accounted for under the equity method and names of principal companies, etc.

Non-consolidated subsidiaries accounted for under the equity method: 2

Principal subsidiaries:

Feed Corporation and Radio Cafe, Inc.

Newly added subsidiaries: 1 (Feed Corporation)

Feed Corporation became an equity participation company during the fiscal year.

Excluded subsidiaries: 3

G. C. New Vision Ventures, L.P., Beijing Beizhao Olympus Optical Co., Ltd. and other one

G. C. New Vision Ventures, L.P. has been excluded from non-consolidated subsidiaries accounted for under the equity method due to dissolution during the fiscal year.

Beijing Beizhao Olympus Optical Co., Ltd. has been excluded from non-consolidated subsidiaries accounted for under the equity method due to liquidation during the fiscal year.

Olympus Moscow Limited Liability Company has switched from a non-consolidated subsidiary accounted for under the equity method to a consolidated subsidiary effective from the fiscal year ended March 31, 2008, due to gains in materiality.

Affiliated companies accounted for under the equity method: 13

Principal affiliated companies: ORTEK Corporation, Adachi Co., Ltd. and Olympus Cytori Inc.

Newly added affiliated companies: 2

ADLINK Japan Inc. and Media Hansin Co., Ltd.

ADLINK Japan Inc. was newly established during the fiscal year.

Media Hansin Co., Ltd. became an equity participation company during the fiscal year.

Excluded companies: 7

Altis Co., Ltd., Cablenet Saitama Co., Ltd. and other five companies

Altis Co., Ltd. and other two companies have been excluded from affiliated companies accounted for under the equity method due to their shifting to consolidated subsidiaries during the fiscal year.
Cablenet Saitama Co., Ltd and other three companies have been excluded from affiliated companies accounted for under the equity method due to sale of shares during the fiscal year.

(2) S.T. SIX Co., Ltd. and other 11 non-consolidated subsidiaries and five affiliated companies are not accounted for under the equity method because the impact of all those companies on consolidated net income and retained earnings is not material.

3. Items concerning accounting principles

(1) Important asset valuation principles and methods

(a) Securities

Held-to-maturity securities	Amortized cost method
Other securities	
Items with market value	Market value method based on fair market value on the account settlement date (the net unrealized gains and losses on these securities are reported as a separate component of net assets, and the cost of sales is calculated by the moving-average method)
Items without market value	Cost method based on the moving-average method Contributions to limited liability partnerships engaged in investment business and similar partnerships (contributions deemed as securities as per Article 2, Paragraph 2 of the Financial Instruments and Exchange Law) are reported using a method that treats the amount (net) equivalent to the equity ownership portion based on the latest available financial statements depending on the reporting date stipulated in the partnership agreement.

(b) Claims and liabilities from derivatives transactions

Market value method

(c) Inventories

Inventories are principally reported using the lower of cost (first-in first-out) or market method

(2) Depreciation and amortization method for important depreciated and amortized assets

(a) Property, plant and equipment	Mainly by the declining balance method
Conveyance equipment, tools, furniture and fixtures	Mainly based on useful lives as per the Corporate Tax Law
Other property, plant and equipment	Mainly based on useful lives prescribed by the Company

determined in accordance with estimated functional useful years

(b) Intangible fixed assets — Straight-line method

Mainly based on estimated useful lives

Software for internal use is reported using the usable period within the Company (3 to 5 years).

(3) Accounting method for important allowances and reserves

(a) Allowance for doubtful accounts

To provide for losses due to unrecoverable claims such as accounts receivables-trade and loans, ordinary claims are accounted using the historical loan loss ratio and doubtful and other specified claims are reported in amounts expected to be unrecoverable considering the recoverability of each claim separately.

(b) Warranty reserve

Due to the accounting of after service cost expected within the guarantee period with respect to products sold, the reserve for product guarantees is accounted using prescribed standards based on actually incurred past after service cost.

(c) Severance and retirement allowance

To provide for severance and retirement benefit payments to employees, the cost recognized as occurring at the end of the current fiscal year based on the severance and retirement liabilities and pension assets as of the end of the current fiscal year.

Pertaining to past service liabilities, the pro-rata amount calculated using a fixed number of years (mainly 5 years) within the average remaining service period of employees at the time of occurrence of such past service liabilities is accounted as an expense.

Pertaining to the actuarial difference, the pro-rata amount calculated using a fixed number of years (mainly 5 years) within the average remaining service period of employees at the time of occurrence of such actuarial difference is accounted as an expense starting from the following fiscal year.

(d) Severance and retirement allowance for directors and corporate auditors

To provide for outlays for severance and retirement benefit payments for directors and corporate auditors, the necessary payment amount at the end of the fiscal year is accounted by domestic consolidated subsidiaries based on their respective internal regulations.

(e) Reserve for loss on liabilities for guarantee

To provide for losses on liabilities for guarantee, the amount of loss expected to be borne is accounted considering the financial conditions of the guaranteed party.

(4) Other important items that form the basis for preparing consolidated financial statements

(a) Treatment method for important deferred assets

Stock delivery expense and bond issuance expense — Total expense recorded at the time of occurrence

(b) Treatment method for important lease transactions

Financing lease transactions that do not transfer titles to lessees are treated in the same manner as operating lessees.

(c) Important hedge accounting methods

The deferred hedge treatment method is used. Foreign currency-denominated monetary claims and liabilities under foreign exchange forward contracts are accounted by translation at the foreign exchange rate stipulated in the contracts. Pertaining to interest rate swaps, requirements for special treatment are satisfied, therefore a special treatment is used.

Hedging instruments and hedged items

Hedging instruments	Foreign exchange forward contracts, currency option contracts, currency swap contracts, interest rate swap contracts
Hedged items	Forecasted transactions for foreign currency-denominated monetary claims and liabilities, borrowings

Hedging policy

Foreign exchange rate fluctuation risk and interest rate fluctuation risk are hedged based on internal regulations that stipulate authorization relating to derivatives and transaction limits.

Hedging effect evaluation method

The effect is evaluated by checking whether there exists a high correlation among the value fluctuations of hedged items, the cash flow and hedging instruments.

(d) Treatment of consumption taxes

Treated using a tax exclusive method.

(e) Application of a consolidated tax payment system

A consolidated tax payment system under designating Olympus Corporation as the parent company is adopted at the Company and some of its consolidated subsidiaries.

(f) Item concerning the amortization of goodwill

Goodwill is amortized equally mainly over a period of 5 to 20 years.

4. Items concerning the valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are fully evaluated using the fair market value at the time when the Company acquired control of the respective subsidiaries.

5. Changes in important items that form the basis for preparing the consolidated financial statements

(1) Method of depreciation of fixed assets

Beginning from the fiscal year ended March 31, 2008, pursuant to the amendments to the Corporation Tax Law (the Law on Partial Amendments to the Income Tax Law [March 30, 2007, Law No. 6] and the Cabinet Order on Partial Amendments to the Order for Enforcement of the Corporation Tax Law [March 30, 2007, Cabinet Order No. 83]), the method of depreciation of fixed assets acquired on or after April 1, 2007 has been changed to the method based on the provisions of the revised Corporation Tax Law. This had immaterial effect on profit and loss in the current fiscal year.

(Additional information)

Pertaining to Gyrus Group PLC or other companies, in which an investment was made in the current fiscal year, because the allocation of the acquisition cost was not complete as of the end of the current fiscal year, a temporary accounting was effectuated based on reasonable information available at the time. Also, due to an employee incentive plan and other items related to the purchasing agreement, there is the possibility of additional payments. Expenses at time of occurrence and already accounted goodwill shall be adjusted for payments made with respect to the above.

Notes to Consolidated Balance Sheet

1. Assets pledged as collateral and obligations secured by such collateral

(1) Assets pledged as collateral

Cash and time deposits	¥513 million
Accounts receivable	¥490 million
Inventories	¥294 million
Buildings and structures	¥1,660 million
Machinery and equipment	¥276 million
Land	¥1,861 million
Investment securities	¥81 million
Total	¥5,175 million

(2) Obligations secured by such collateral

Long-term borrowings, less current maturities	¥663 million
Short-term borrowings	¥1,392 million

2. Accumulated depreciation and amortization for property, plant and equipment

¥216,245 million

3. Liabilities for guarantees

(Guaranteed party)	(Description of guarantee)	(Amount)
Employees	Housing fund loans	¥331 million
Other	Bank loans, etc.	¥2,240 million
Total		¥2,571 million

The above stated amounts have been obtained by deducting reserve for loss on liabilities for guarantee.

4. Notes receivable discounted

4. Notes receivable discounted	¥1,417 million
(including discounted bills of exchange for export)	¥1,230 million
Notes received endorsed for transfer	¥153 million

Notes to Consolidated Statement of Income

Impairment losses are accounted for the following asset groups in the current fiscal year.

Application	Type	Location	Impairment loss
Life science business assets	Goodwill	Munich, Germany	¥1,058 million
Idle assets	Buildings, etc.	Tokyo and other prefectures	¥35 million
Total			¥1,093 million

Business assets are grouped by segment per type of business and idle assets are grouped individually.

Pertaining to business assets, because recoverability is not recognized over the estimated future cash flow period due to changes in the business environment, their book value is reduced to the recoverable amount. The recoverable amount is measured using the value in use and calculated with the future cash flow discounted at 5%.

For idle assets, because the market value is substantially lower than the book value, the book value is reduced to the recoverable value. The recoverable value of these asset groups is measured using the fair value cost to sell and evaluated using a method that deducts the estimated sales expenses from the estimated sales price.

Notes to Consolidated Statement of Changes in Net Assets

1. Total number of issued shares at the end of the current fiscal year 271,283,608 shares

2. Items concerning dividends

(1) Paid dividends

Resolution	Class of shares	Total dividends (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders held on June 28, 2007	Common stock	6,488	24.00	March 31, 2007	June 29, 2007
Board of Directors' meeting held on November 6, 2007	Common stock	5,405	20.00	September 30, 2007	December 7, 2007
Total	-	11,893	-	-	-

(2) Dividends whose record date falls in the current fiscal year and have an effective date in the next fiscal year

The following are proposed items concerning the dividends of common stock on the agenda of the Ordinary General Meeting of Shareholders to be held on June 27, 2008.

(a) Total dividends ¥5,405 million
(b) Dividend per share ¥20.00
(c) Record date March 31, 2008
(d) Effective date June 30, 2008

The dividend resource shall be retained earnings.

Notes to Per-Share Information

1. Net assets per share ¥1,318.65
2. Net income per share ¥214.48

Notes to Significant Subsequent Events

The Company, at a meeting of its Board of Directors on May 8, 2008, resolved to repurchase its own shares in order to implement more flexible capital policies in accordance with changes of business environment and to increase shareholders' returns under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law as follows.

Resolution at a meeting of its Board of Directors regarding repurchase of own shares

1. Class of shares: Common stock
2. Total number of shares to be repurchased: Up to 3.5 million shares
3. Total cost of repurchase: Up to ¥10 billion
4. Period of repurchase: From May 9, 2008 to June 20, 2008
5. Method of repurchase: Purchase in the market through a trust bank

Non-Consolidated Balance Sheet

As of March 31, 2008

(Millions of yen)

Accounts	Amount	Accounts	Amount
ASSETS:		**LIABILITIES:**	
Current assets	**339,804**	**Current liabilities**	**372,921**
Cash and time deposits	59,369	Notes payable	291
Notes receivable	755	Accounts payable	9,145
Accounts receivable	21,972	Short-term borrowings	191,305
Finished goods	4,659	Current maturities of bonds	35,000
Materials	512	Current portion of long-term loans payable	20,000
Work in process	5,593	Accounts payable – other	30,639
Short-term loan receivable	220,743	Accrued expenses	17,071
Accounts receivable – other	13,807	Income taxes payable	164
Income taxes receivable	568	Deposits received	69,109
Deferred income taxes	9,740	Warranty reserve	52
Others	2,114	Others	145
Allowance for doubtful accounts	(28)		
		Long-term liabilities	**171,364**
Fixed assets	**449,049**	Long-term bonds, less current maturities	105,000
Property, plant and equipment	**37,465**	Long-term borrowings, less current maturities	65,000
Buildings	13,203	Long-term deposits received, less current maturities	732
Structures	1,018	Reserve for loss on liabilities for guarantee	632
Machinery	3,454	**Total liabilities**	**544,285**
Equipment	9		
Tools, furniture and fixtures	5,519	**NET ASSETS:**	
Land	10,136	***Shareholders' equity***	**251,398**
Construction in progress	4,126	**Common stock**	**48,332**
		Capital surplus	**73,049**
Intangible fixed assets	**7,965**	Capital reserve	73,027
Goodwill	427	Other capital surplus	22
Patent right	2,464	**Retained earnings**	**132,651**
Software	4,505	Legal reserve	6,626
Software in progress	504	Other retained earnings	126,025
Right of using facilities	65	Reserve for product development	4,000
		Reserve for special depreciation	537
Investments and other assets	**403,619**	Reserve for advanced depreciation	2,744
Investment securities	144,967	General reserve	59,069
Stocks of subsidiaries and affiliates	210,114	Retained earnings carried forward	59,675
Investments in subsidiaries and affiliates	15,036	**Treasury stock, at cost**	**(2,634)**
Prepaid pension cost	6,188	**Valuation and translation adjustments**	**(6,830)**
Deferred income taxes	497	Net unrealized holding gains on securities	6,341
Others	26,823	Deferred losses on hedges	(13,171)
Allowance for doubtful accounts	(6)	**Total net assets**	**244,568**
Total assets	**788,853**	**Total liabilities and net assets**	**788,853**

Note: Figures are rounded off to the nearest million yen.

Non-consolidated Statement of Income

April 1, 2007 to March 31, 2008

(Millions of yen)

Accounts	Amount
Net sales	113,871
Cost of sales	58,299
Gross profit	**55,572**
Selling, general and administrative expenses	61,087
Operating loss	**5,515**
Non-operating income	52,313
Interest income	460
Dividends income	50,610
Foreign currency exchange income	118
Others	1,125
Non-operating expenses	8,534
Interest expenses	1,651
Interest on bonds	1,781
Equity in losses of partnership	2,533
Others	2,569
Ordinary income	**38,264**
Extraordinary income	461
Gain on sales of fixed assets	395
Gain on sales of investment securities	66
Extraordinary losses	1,707
Loss on valuation of investment securities	1,014
Loss on valuation of stocks of subsidiaries and affiliates	693
Income before provision for income taxes	**37,018**
Current	(3,924)
Prior periods	1,049
Deferred	(1,415)
Net income	**41,308**

Note: Figures are rounded off to the nearest million yen.

Non-Consolidated Statement of Changes in Shareholders' Equity

April 1, 2007 to March 31, 2008

(Millions of yen)

Item	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 1)	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance as of March 31, 2007	48,331	73,027	22	73,049	6,626	96,610	103,236	(2,264)	222,353
Dividends from surplus						(11,893)	(11,893)		(11,893)
Net income						41,308	41,308		41,308
Acquisition of treasury stock								(370)	(370)
Net changes of items other than shareholders' equity during the fiscal year									
Total change during the fiscal year	–	–	–	–	–	29,415	29,415	(370)	29,045
Balance as of March 31, 2008	48,332	73,027	22	73,049	6,626	126,025	132,651	(2,634)	251,398

Item	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred losses on hedges	Total valuation and translation adjustments	
Balance as of March 31, 2007	13,789	(5)	13,783	236,136
Dividends from surplus				(11,893)
Net income				41,308
Acquisition of treasury stock				(370)
Net changes of items other than shareholders' equity during the fiscal year	(7,448)	(13,165)	(20,613)	(20,613)
Total change during the fiscal year	(7,448)	(13,165)	(20,613)	8,432
Balance as of March 31, 2008	6,341	(13,171)	(6,830)	244,568

Note 1: Breakdown of other retained earnings

Item	Reserve for product development	Reserve for special depreciation	Reserve for advanced depreciation	General reserve	Retained earnings carried forward	Total
Balance as of March 31, 2007	4,000	944	2,624	79,068	9,972	96,610
Dividends from surplus					(11,893)	(11,893)
Reversal of reserve for special depreciation		(408)			408	–
Provision of reserve for advanced depreciation			294		(294)	–
Reversal of reserve for advanced depreciation			(174)		174	–
Reversal of reserve for advanced depreciation				(20,000)	20,000	–
Net income					41,308	41,308
Total change during the fiscal year	–	(408)	120	(20,000)	49,703	29,415
Balance as of March 31, 2008	4,000	537	2,744	59,069	59,675	126,025

Note 2: Balance as of March 31, 2007 is truncated to the nearest million yen, and balance as of March 31, 2008 and the current term variance are rounded to the nearest million yen.

Notes to Non-Consolidated Financial Statements

Notes concerning items related to important accounting policies

1. Asset valuation principles and methods

(1) Securities valuation principles and methods

(a) Bonds held to maturity	Amortized cost method
(b) Stock of subsidiaries and affiliates	Cost method based on the moving-average method
(c) Other securities	
Items with market value	Market value method based on fair market value on the account settlement date (the net unrealized gains and losses on these securities are reported as a separate component of net assets and the cost of sales is calculated by the moving-average method)
Items without market value	Cost method based on the moving-average method Contributions to limited liability partnerships engaged in investment business and similar partnerships (contributions deemed as securities as per Article 2, Paragraph 2 of the Financial Instruments and Exchange Law) are reported using a method that treats the amount (net) equivalent to the equity ownership portion based on the latest available financial statements depending on the reporting date stipulated in the partnership agreement.

(2) Valuation principles and methods for claims and liabilities from derivatives transactions

Market value method

(3) Valuation principles and methods for inventories

(a) Finished goods and work in process	Lower of cost (first-in first-out) or market method
(b) Materials	Cost (first-in first-out) method

2. Depreciation and amortization method for fixed assets

(1) Property, plant and equipment — Declining balance method

(a) Conveyance equipment, tools, furniture and fixtures	Based on useful lives as per the Corporate Tax Law
(b) Other property, plant and equipment	Based on useful lives prescribed by the Company determined in accordance with estimated functional useful years

(2) Intangible fixed assets — Straight-line method

Based on useful lives as per the Corporate Tax Law

Software for internal use is reported using the usable period within the Company (3 years).

3. Accounting principles for allowances and reserves

(1) Allowance for doubtful accounts

To provide for losses due to unrecoverable claims such as accounts receivables-trade and loans, ordinary claims are accounted using the historical loan loss ratio and doubtful and other specified claims are reported in amounts expected to be unrecoverable considering the recoverability of each claim separately.

(2) Warranty reserve

Due to the accounting of after service cost expected within the guarantee period with respect to products sold, the reserve for product guarantees is accounted using prescribed standards based on actually incurred past after service cost.

(3) Severance and retirement allowance

To provide for severance and retirement benefit payments to employees, the cost recognized as occurring at the end of the current fiscal year based on the severance and retirement liabilities and pension assets as of the end of the current fiscal year.

Pertaining to past service liabilities, the pro-rata amount calculated using a fixed number of years (5 years) within the average remaining service period of employees at the time of occurrence of such past service liabilities is accounted as an expense.

Pertaining to the actuarial difference, the pro-rata amount calculated using a fixed number of years (5 years) within the average remaining service period of employees at the time of occurrence of such actuarial difference is accounted as an expense starting from the following fiscal year.

(4) Reserve for loss on liabilities for guarantee

To provide for losses on liabilities for guarantee to affiliates, the amount of loss expected to be borne is accounted considering the financial conditions of the guaranteed party.

(5) Allowance for investment loss

To provide for losses on investments in affiliates, the amount necessary is accounted taking into consideration the amount of decrease in the real value of the company concerned and the estimated future recovery, etc.

4. Other important items that form the basis for preparing consolidated financial statements

(1) Treatment method for lease transactions

Financing lease transactions that do not transfer titles to lessees are treated in the same manner as operating lessees.

(2) Hedge accounting methods

(a) The deferred hedge treatment method is used. Foreign currency-denominated accounts receivable and loan receivable under foreign exchange forward contracts are accounted by translation at the foreign exchange rate stipulated in the contracts. Pertaining to interest rate swaps, requirements for special treatment are satisfied, therefore a special treatment is used.

(b) Hedging instruments and hedged items

Hedging instruments	Foreign exchange forward contracts, interest rate swap contracts
Hedged items	Forecasted transactions for foreign currency-denominated accounts receivable, foreign currency-denominated loan receivable and borrowings

(c) Hedging policy

Foreign exchange rate fluctuation risk and interest rate fluctuation risk are hedged based on internal regulations that stipulate authorization relating to derivatives and transaction limits.

(d) Hedging effect evaluation method

The effect is evaluated by checking whether there exists a high correlation among the value fluctuations of hedged items, the cash flow and hedging instruments.

(3) Treatment of consumption taxes

Treated using a tax exclusive method.

(4) Application of a consolidated tax payment system

A consolidated tax payment system is adopted.

5. Changes in important accounting policies

(1) Method of depreciation of fixed assets

Beginning from the fiscal year ended March 31, 2008, pursuant to the amendments to the Corporation Tax Law (the Law on Partial Amendments to the Income Tax Law [March 30, 2007, Law No. 6] and the Cabinet Order on Partial Amendments to the Order for Enforcement of the Corporation Tax Law [March 30, 2007, Cabinet Order No. 83]), the method of depreciation of fixed assets acquired on or after April 1, 2007 has been changed to the method based on the provisions of the revised Corporation Tax Law.

This had immaterial effect on profit and loss in the current fiscal year.

Notes to Non-Consolidated Balance Sheet

1. The ¥490 million allowance for investment loss appears as a deduction from the stocks of subsidiaries and affiliates.

2. Accumulated depreciation for property, plant and equipment	¥54,640 million
3. Liabilities for guarantees	¥56,192 million

The above amount includes ¥55,453 million in contracted guarantees to subsidiaries and affiliates.

The above stated amounts have been obtained by deducting reserve for loss on liabilities for guarantee.

4. Short-term monetary claims to subsidiaries and affiliates	¥244,494 million
5. Long-term monetary claims to subsidiaries and affiliates	¥3,861 million
6. Short-term monetary liabilities to subsidiaries and affiliates	¥77,713 million
7. Discounted bills of exchange for export	¥7,999 million

Notes to Non-Consolidated Statements of Income

1. Total transactions with subsidiaries and affiliates

Amounts resulting from business transactions	
Net sales	¥71,021 million
Net purchases	¥37,462 million
Amount resulting from non-business transactions	¥50,997 million

Notes to Non-Consolidated Statement of Changes in Net Assets

1. Number of issued shares at end of current fiscal year 271,283,608 shares

2. Number of treasury stock at end of current fiscal year 1,044,440 shares

3. Total cash dividends during the current fiscal year ¥11,893 million

4. Total amount of cash dividends whose record date falls in the current fiscal year but whose effective date is in the next fiscal year ¥5,405 million

Notes on tax effect accounting

Breakdown of deferred tax assets and liabilities by main cause

Deferred tax assets	
Inventories	¥2,095 million
Prepaid expenses	¥4,461 million
Accrued bonuses	¥2,027 million
Property, plant and equipment	¥2,193 million
Deferred assets for tax	¥297 million
Intangible fixed assets	¥4,879 million
Denial of unrecognized loss on valuation of investment securities	¥1,795 million
Denial of unrecognized loss on valuation of the stock of affiliates	¥2,894 million
Other	¥2,081 million
Subtotal of deferred tax assets	¥22,722 million
Valuation allowance	¥(3,821) million
Total deferred tax assets	¥18,901 million
Deferred tax liabilities	
Other valuation difference for marketable securities	¥(3,966) million
Reserve for advanced depreciation	¥(1,790) million
Reserve for special amortization	¥(338) million
Prepaid pension expenses	¥(2,518) million
Other	¥(52) million
Total deferred tax liabilities	¥(8,664) million
Net deferred tax assets	¥10,237 million

Notes on leased fixed assets

In addition to the fixed assets accounted in the Balance Sheet, a portion of the microscope manufacturing equipment and computers are used under leasing agreements.

Notes on Per-Share Information

1. Net assets per share ¥905.01
2. Net income per share ¥152.84

Notes to Significant Subsequent Events

The Company, at a meeting of its Board of Directors on May 8, 2008, resolved to repurchase its own shares in order to implement more flexible capital policies in accordance with changes of business environment and to increase shareholders' returns under Article 156 of the Company Law as applied pursuant to Article 165, Paragraph 3 of the Company Law as follows.

Resolution at a meeting of its Board of Directors regarding repurchase of own shares

1. Class of shares: Common stock
2. Total number of shares to be repurchased: Up to 3.5 million shares
3. Total cost of repurchase: Up to ¥10 billion
4. Period of repurchase: From May 9, 2008 to June 20, 2008
5. Method of repurchase: Purchase in the market through a trust bank

(English Translation of the Auditors' Report Originally Issued in the Japanese Language)

The Accounting Auditors' Audit Report of Consolidated Financial Statements

Independent Auditors' Audit Report

KPMG AZSA & Co.

Suminori IKeda, CPA, Designated and Engagement Partner [Seal]

Satoshi Komiyama, CPA, Designated and Engagement Partner [Seal]

Naoshi Yamaguchi, CPA, Designated and Engagement Partner [Seal]

May 12, 2008

To the Board of Directors of OLYMPUS CORPORATION

We have audited the Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Net Assets, and Notes to the Consolidated Financial Statements of OLYMPUS CORPORATION for the consolidated fiscal year beginning on April 1, 2007 and ending on March 31, 2008, in accordance with Article 444.4 of the Company Law. Responsibility for preparation of these financial statements lies with the Company's management. Our responsibility is to express an opinion on these financial statements from an independent perspective.

We conducted our audit in accordance with generally accepted auditing standards in Japan. The auditing standards require us to obtain reasonable assurance as to whether or not there are any material misstatements in financial statements and supporting schedules. The auditing is conducted on a test basis, and includes overall examinations of the disclosures of financial statements and supporting schedules, and the evaluation of accounting principles and methods and estimates used by the management. We believe that we have obtained reasonable bases to express our opinion as a result of our audit. In addition, our audit procedures included those that we considered necessary to conduct our audit of the Company's subsidiaries for the related consolidated fiscal year.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position and the results of operations of OLYMPUS CORPORATION for the period, for which the Consolidated Financial Statements were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

(English Translation of the Auditors' Report Originally Issued in the Japanese Language)

The Accounting Auditors' Audit Report of Non-consolidated Financial Statements

Independent Auditors' Audit report

KPMG AZSA & Co.

Suminori IKeda, CPA, Designated and Engagement Partner [Seal]

Satoshi Komiyama, CPA, Designated and Engagement Partner [Seal]

Naoshi Yamaguchi, CPA, Designated and Engagement Partner [Seal]

May 12, 2008

To the Board of Directors of OLYMPUS CORPORATION

We have audited the Non-Consolidated Balance Sheet, Non-Consolidated Statement of Income, Non-Consolidated Statement of Changes in Net Assets, and Notes to the Non-Consolidated Financial Statements of OLYMPUS CORPORATION for the non-consolidated fiscal year beginning on April 1, 2007 and ending on March 31, 2008, in accordance with Article 436.2.1 of the Company Law. Responsibility for preparation of these financial statements lies with the Company's management. Our responsibility is to express an opinion on these financial statements from an independent perspective.

We conducted our audit in accordance with generally accepted auditing standards in Japan. The auditing standards require us to obtain reasonable assurance as to whether or not there are any material misstatements in financial statements and supporting schedules. The auditing is conducted on a test basis, and includes overall examinations of the disclosures of financial statements and supporting schedules, and the evaluation of accounting principles and methods and estimates used by the management. We believe that we have obtained reasonable bases to express our opinion as a result of our audit. In addition, our audit procedures included those that we considered necessary to conduct our audit of the Company's subsidiaries for the related non-consolidated fiscal year.

In our opinion, the Non-Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position and the results of operations of OLYMPUS CORPORATION for the period, for which the Non-Consolidated Financial Statements were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

(English Translation of the Auditors' Report Originally Issued in the Japanese Language)

The Board of Corporate Auditors' Audit Report

Audit Report

Based on the audit report prepared by each Corporate Auditor with regard to the performance of duties by the Directors of OLYMPUS CORPORATION (the "Company") for the 140th fiscal year (from April 1, 2007 to March 31, 2008), the Board of Corporate Auditors of the Company prepares this audit report after deliberation and reports as follows:

1. Auditing methods used by Corporate Auditors and the Board of Corporate Auditors, and details of audit

The Board of Corporate Auditors specified an audit policy, assigned duties to each Corporate Auditor and received reports from each Corporate Auditor on the status of implementation and results of audit as well as received reports from Directors and accounting auditors on the status of the execution of their duties and asked them for explanations as required.

Each Corporate Auditor, according to the auditing standards set up by the Board of Corporate Auditors, the audit policies and the duties assigned to each Corporate Auditor, has maintained good communications with Directors, the Internal Audit Department and other employees and strived to collect information and improve the audit environment as well as attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and employees reports on the execution of their duties, asked for explanations as necessary, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and principal operating offices. In addition, we have monitored and verified the details of the resolution made by the Board of Directors concerning the establishment of systems defined in Article 100, Paragraph 1 and Paragraph 3 of the Regulations for Enforcement of the Company Law. We have monitored and verified the status of the systems established based on the said resolution (internal control systems that are necessary for ensuring compliance with laws and the Company's Articles of Incorporation in the performance of duties by Directors and for ensuring appropriateness of duties of a joint stock company). With regard to the basic policy pursuant to Article 127, Paragraph 1 of the Regulations for Enforcement of the Company Law and items pursuant to Paragraph 2 of the same Article, which are described in the business report, we have reviewed their details in consideration of the status of deliberations at the Board of Directors, etc. Also, we have maintained good communications and exchanged information with directors and others of the subsidiaries of the Company and asked the subsidiaries for reports on their business conditions as per need. Based on the methods mentioned above, we have reviewed the financial statements for the said fiscal year and their supplementary schedules.

We have also monitored and verified whether the accounting auditors maintain independence and properly implement audit, received from the accounting auditors' reports on the execution of their duties and asked them for explanations as necessary. The accounting auditors reported to us that "systems for ensuring proper execution of duties" (listed in each item of Article 159 of the Corporate Calculation Regulations) have been established in accordance with the quality control standards concerning audit (Business Accounting Council, October 28, 2005), etc., and we asked them for explanations as necessary. Based on the methods mentioned above, we have reviewed financial statements for the said fiscal year (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements), their supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, etc. and notes to consolidated financial statements).

2. Audit results

(1) Results of audit of the business report, etc.

(i) We confirm that the business report and its supplementary schedules present fairly the situation of the Company in accordance with relevant laws and regulations and the Company's Articles of Incorporation.

(ii) With respect to the Directors' performance of their duties, we confirm that there has been no improper act committed or important violation of applicable laws and regulations or of the Articles of Incorporation.

(iii) We confirm that the details of the resolution made by the Board of Directors concerning internal control systems are proper. With respect to the Directors' performance of their duties regarding the said internal control systems, we confirm that there is no matter to be pointed out.

(iv) With respect to the basic policy concerning the persons who control the Company's decisions on financial matters and business policies, which is described in the business report, we confirm that there is no matter to be pointed out. We confirm that the items pursuant to Article 127, Paragraph 2 of the Regulations for Enforcement of the Company Law, described in the business report, are in line with the said basic policy, that they do not damage the common interests of shareholders of the Company and that they are not aimed at maintaining the positions of Directors of the Company.

(2) Results of audit of financial statements and their supplementary schedules

We confirm that the auditing methods and results of KPMG AZSA & Co., an accounting auditor, are proper.

(3) Results of audit of consolidated financial statements

We confirm that the auditing methods and results of KPMG AZSA & Co., an accounting auditor, are proper.

May 15, 2008

The Board of Corporate Auditors,
OLYMPUS CORPORATION
Standing Corporate Auditor: Tadao Imai [Seal]
Standing Corporate Auditor: Katsuo Komatsu [Seal]
Outside Corporate Auditor: Makoto Shimada [Seal]
Outside Corporate Auditor: Yasuo Nakamura [Seal]

Reference Documents for the General Meeting of Shareholders

Propositions and information:

1st Agenda: Appropriation of Surplus

The Company's basic policy regarding profit distribution is to maintain consistent dividend levels commensurate with corporate performance. The Company intends to determine specific dividend levels by giving comprehensive consideration to the factors including business environment, financial condition, and dividend payout ratio on a consolidated basis. It is also considering the return of profits to shareholders through the repurchase of own shares depending on circumstances. At the same time, the Company will utilize internal reserves for capital alliances towards strengthening existing businesses and research and development for creating new businesses, and capital investment as well to enhance its corporate value from a long-term perspective.

Based on the basic policy outlined above, it is proposed that the Company declare a year-end dividend for the current fiscal term of ¥20 per share to show our appreciation for our shareholders' support. Together with the interim dividend already paid, the total annual dividend per share will increase ¥5 compared to the previous fiscal term to ¥40 per share.

It is proposed that appropriation of surplus at the end of the current fiscal term be made as follows.

Matters concerning the year-end dividend

(1) Class of distributable assets
    Cash

(2) Matters relating to the disbursement of distributable assets and the aggregate amount thereof
    ¥20 per share of common stock of the Company
    Aggregate amount of dividends: ¥5,404,783,360

(3) Effective date of dividends of surplus
    June 30, 2008

2nd Agenda: Partial Amendments to the Articles of Incorporation

1. Reason for the Amendments

(1) In accordance with changes in terminology defined in the Pharmaceutical Affairs Law, the terminology appearing in Article 2, Paragraph 2 of the current Articles of Incorporation shall be changed.

(2) In accordance with the expansion and diversification of the business involving the Company and its subsidiaries, additions to the purpose of business and necessary changes shall be made.

2. Details of the Amendments

The following are the details of the amendments.

(Underlined portions represent amendments)

Current Articles of Incorporation	Proposed Amendments
(Objective) Article 2 The objective of the Company shall be to engage in the following businesses activities. 1. (Omitted) 2. Manufacture, sale, repair and leasing of medical instruments, veterinary instruments, office equipment and other general purpose devices and equipment 3. (Omitted) 4. Manufacture and sale of pharmaceuticals and industrial chemicals	(Objective) Article 2 The objective of the Company shall be to engage in the following businesses activities. 1. (Unchanged) 2. Manufacture, sale, repair and leasing of medical equipment, veterinary equipment, office equipment and other general purpose devices and equipment 3. (Unchanged) 4. Manufacture and sale of pharmaceuticals, quasi-drugs, cosmetics, industrial chemicals and chemical substances
(New)	5. Manufacture and sale of food products and animal feed
5. (Omitted)	6. (Unchanged)
(New)	7. Information service using communication networks
6. (Omitted)	8. (Unchanged)
7. (Omitted)	9. (Unchanged)
(New)	10. Purchase and sale of used goods
(New)	11. Personnel dispatchment business
(New)	12. Non-life insurance agency business
(New)	13. Travel agency business
(New)	14. Industrial and general waste disposal business
(New)	15. Leasing, sale and purchase of real estate and real estate agency business
(New)	16. Construction planning and construction works on a contract basis
(New)	17. Investment and consulting business
8. (Omitted)	18. (Unchanged)

3rd Agenda: Election of Fifteen Directors

Upon the conclusion of this General Meeting of Shareholders, the terms of office of all Directors (fifteen) will expire, therefore, it is hereby proposed that fifteen Directors be elected.

The candidates for Director are as follows:

No.	Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]	Number of shares of the Company held
1	Tsuyoshi Kikukawa (February 27, 1941)	October 1964: Joined the Company June 1993: Director June 1998: Managing Director June 2001: President and Representative Director (to present)	33,000 shares
2	Masaaki Terada (January 9, 1945)	April 1968: Joined the Company June 1995: Director June 1999: Managing Director June 2002: Director (to present) Executive Managing Officer April 2003: Group President, Corporate R&D Center (to present) June 2004: Senior Executive Managing Officer (to present) April 2006: Director in charge of Intellectual Property & Licensing Div. (to present) [Representative position held in other companies, etc.] President and Director, Olympus Cytori Inc.	19,000 shares
3	Masaharu Okubo (March 25, 1947)	April 1970: Joined the Company June 1998: Director (to present) June 2002: Executive Officer April 2003: Group President, Industrial Systems Group June 2004: Executive Managing Officer April 2005: Director in charge of IMS Business Div. and PS Business Div. President and Representative Director, Olympus Imaging Corp. (to present) June 2007: Senior Executive Managing Officer (to present) [Representative position held in other companies, etc.] President and Representative Director, Olympus Imaging Corp. Chairman of the board, Olympus Corporation of the Americas	10,000 shares

No.	Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]	Number of shares of the Company held
4	Hideo Yamada (December 25, 1944)	April 1963: Joined the Company June 2002: Executive Officer April 2003: Group President, Corporate Center (to present) June 2003: Director (to present) June 2004: Executive Managing Officer April 2005: Director in charge of Corporate Social Responsibility Div. and Internal Audit Dept. (to present) April 2006: Director in charge of Corporate Planning Div. April 2007: Director in charge of Trade Compliance Bureau (to present) June 2007: Senior Executive Managing Officer (to present)	15,000 shares
5	Haruhito Morishima (November 20, 1947)	April 1970: Joined the Company April 2001: Division Manager, Endoscope Div. June 2001: Executive Officer April 2004: Division Manager, Sales & Marketing Div. Director, Olympus Medical Systems Corp. June 2004: Division Manager, Domestic Sales Div. April 2005: Executive Managing Officer (to present) President and Representative Director, Olympus Medical Systems Corp. (to present) June 2005: Director (to present) [Representative position held in other companies, etc.] President and Representative Director, Olympus Medical Systems Corp.	12,065 shares

No.	Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]	Number of shares of the Company held
6	Masataka Suzuki (February 19, 1951)	April 1973: Joined the Company April 2002: Senior Vice President, Olympus Europa GmbH (current Olympus Europa Holding GmbH) June 2002: Executive Officer April 2005: Executive Managing Officer (to present) President and Representative Director, Olympus Europa Holding GmbH June 2005: Director (to present) April 2008: Executive Managing Director, Shareholder Representative, Olympus Europa Holding GmbH (to present) [Representative position held in other companies, etc.] Executive Managing Director, Shareholder Representative, Olympus Europa Holding GmbH	11,000 shares
7	Kazuhisa Yanagisawa (March 20, 1949)	April 1974: Joined the Company June 1999: Director June 2001: Senior Executive Officer May 2002: Division Manager, Genomic Medical Business Div. June 2002: Executive Officer April 2004: Division Manager, Biomedical Business Incubation Div. April 2005: Executive Managing Officer (to present) Group President, Life Science Group (to present) June 2005: Director (to present)	13,000 shares
8	Shuichi Takayama (January 13, 1950)	April 1970: Joined the Company April 2003: Division Manager, R&D Planning Div. (to present) June 2003: Executive Officer June 2006: Director (to present) June 2007: Executive Managing Officer (to present)	8,000 shares

No.	Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]	Number of shares of the Company held
9	Takashi Tsukaya (July 30, 1951)	April 1976: Joined the Company April 2003: Division Manager, Medical Planning & Support Div. April 2004: Division Manager, Medical Planning & Support Div. June 2004: Executive Officer October 2004: Deputy Division Manager, Production Engineering Div. April 2005: Division Manager, Production Engineering Div. (to present) April 2006: Director in charge of Quality and Environment Administration Div. (to present) June 2006: Director (to present) June 2007: Executive Managing Officer (to present)	6,000 shares
10	Tatsuo Nagasaki (March 29, 1949)	February 1980: Joined the Company June 1998: Director June 2001: Senior Executive Officer June 2002: Executive Officer (to present) April 2003: Executive Officer in charge of Alliance Business Strategy June 2005: Director (to present) July 2007: Director in charge of IMS Business Div. and PS Business Div (to present)	9,000 shares
11	Hisashi Mori (May 10, 1957)	April 1981: Joined the Company April 2002: General Manager, Corporate Planning Dept. April 2005: Division Manager, Corporate Planning Div. (to present) June 2006: Division Manager, Corporate Social Responsibility Div. (to present) Executive Officer (to present) Director (to present) July 2006: Director in charge of New Business Planning Div. (to present) July 2007: Director in charge of New Business Administration Div. (to present)	5,000 shares
12	*Kazuhiro Watanabe (July 1, 1952)	April 1976: Joined the Company June 2001: General Manager, Accounting Div. October 2004: Senior Vice president, Olympus America Inc. June 2005: Executive Officer (to present) April 2008: Director and Senior Vice president, Olympus America Inc. (to present)	1,000 shares

No.	Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]	Number of shares of the Company held
13	Rikiya Fujita (February 25, 1936)	April 1961: Joined Internal Medicine Fourth Dept., The University of Tokyo Faculty of Medicine April 1973: General Manager, Foundation of Tokyo Cancer Screening Center April 1983: Professor, Gastroenterology, Showa University Fujigaoka Hospital April 2001: General Manager, Endoscopy, Division of Gastroenterology, Cancer Institute Hospital June 2006: Director, Sankikai Association and President, Tsurumaki Onsen Hospital (to present) June 2007: Outside Director (to present) [Representative position held in other companies, etc.] Chairman, the Japanese Foundation for Research and Promotion of Endoscopy	1,000 shares
14	*Masanobu Chiba (December 18, 1940)	April 1964: Joined Nikkei Inc. March 1995: Director, Nikkei Inc. March 1997: Executive Director, Nikkei Business Publications, Inc. March 2000: Senior Executive Director, Nikkei Business Publications, Inc. March 2002: President and Representative Director, Berite Ltd. (current Nikkei BP Ad Partners, Inc.) March 2007: President and Representative Director, LBS Co., Ltd.(to present) [Representative position held in other companies, etc.] President and Representative Director, LBS Co., Ltd.	0 share

No.	Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]		Number of shares of the Company held
15	*Junichi Hayashi (December 4, 1950)	April 1974:	Joined Nomura Securities Co., Ltd.	0 share
		April 1988:	General Manager, Receivable Dept., PARIBAS Securities (Japan) Limited (current BNP PARIBAS Securities (Japan) Limited)	
		April 1992:	Division Manager, Receivable Dept., PARIBAS Securities (Japan) Limited	
		January 1988:	Senior General Manager, Corporate Finance Dept., PARIBAS Securities (Japan) Limited	
		May 2001:	Director, Real Estate Securitization Dept., Credit Suisse First Boston (current Credit Suisse Securities (Japan) Limited)	
		March 2004:	Representative Director, Altima Partners Ltd. (present: Angram Ltd.) (to present)	
		June 2005:	Outside Corporate Auditor, ITX Corporation (to present)	
		[Representative position held in other companies, etc.] Representative Director, Angram Ltd.		

Notes: 1. The persons denoted with an asterisk (*) are new candidates.

2. The candidate for Director Mr. Masaaki Terada is President and Director of Olympus Cytori Inc., with which the Company has transactions concerning the development of medical equipment for regenerative medicine.

The candidate for Director Mr. Rikiya Fujita is Chairman of The Japanese Foundation for Research and Promotion of Endoscopy, to which the Company has provided contributions.

The candidate for Director Mr. Masanobu Chiba is President and Representative Director of LBS Co., Ltd., with which the Company has a business relationship in the area of advertising and promotions.

The candidate for Director Mr. Junichi Hayashi is Representative Director of Angram Ltd., with which the Company has a business relationship in the area of real estate consulting.

There is no special interest between the other candidates and the Company.

3. Messrs. Fujita, Chiba and Hayashi are candidates for Outside Director.

4. Reasons for election of the candidates for Outside Director

(1) It is proposed that Mr. Rikiya Fujita be elected Outside Director of the Company, so that his extensive experience and diverse knowledge as a medical doctor may be applied to the Company's management primarily in the field of medical and life science businesses.

(2) It is proposed that Mr. Masanobu Chiba be elected Outside Director of the Company, so that his extensive experience and diverse knowledge as a Director at Nikkei Inc. and its group companies

may be applied to the Company's management.

(3) It is proposed that Mr. Junichi Hayashi be elected Outside Director of the Company, so that his experience in the securities industry as well as his extensive experience and diverse knowledge as a Director at investment consulting companies may be applied to the Company's management.

5. Although Mr. Rikiya Fujita has never got directly involved in company management by means other than being Outside Director, the Company has judged that he can perform his duties as Outside Director responsibly because his extensive knowledge and experience as a medical doctor and directors of various entities will be instrumental in helping the Company make better business decisions.
6. Mr. Rikiya Fujita will have served as Outside Director of the Company for 1 year at the conclusion of this General Meeting of Shareholders.
7. Limitation of Liability Agreement with Outside Directors

   As provided in the Articles of Incorporation of the Company, the Company may execute agreements with Outside Directors, which limit their liabilities for damages as set forth in Article 423, Paragraph 1 of the Company Law to the amount prescribed in laws and regulations as long as they act in good faith and without gross negligence. The Company has already executed the limitation of liability agreement with the candidate for Outside Director Mr. Fujita and, if elected, the Company will execute the same agreement with him. Also, if the candidates for Outside Director Mr. Chiba and Mr. Hayashi are elected, the Company will execute the said limited liability agreement with them, respectively.

4th Agenda: Election of Three Corporate Auditors

Upon the conclusion of this General Meeting of Shareholders, the terms of office of Corporate Auditors Messrs. Tadao Imai, Makoto Shimada and Yasuo Nakamura will expire, therefore, it is hereby proposed that three Corporate Auditors be elected.

As for the submission of this agenda, the agreement of the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditor are as follows:

No.	Name (Date of Birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]		Number of shares of the Company held
1	Tadao Imai (August 7, 1943)	April 1967 April 2003 April 2004 June 2004	Joined the Company Division Manager, Medical Sales & Marketing Div. Executive Officer Division Manager, Domestic Sales Div. Standing Corporate Auditor (to present)	10,000 shares
2	Makoto Shimada (April 3, 1941)	April 1965 May 1999 April 2003 April 2004 June 2004	Joined Copal Co., Ltd. (current Nidec Copal Corporation) President and Representative Director, Nidec Copal Corporation Vice Chairman and Director, Nidec Copal Corporation Advisor and Director, Nidec Copal Corporation Outside Corporate Auditor of the Company (to present)	3,000 shares
3	Yasuo Nakamura (March 21, 1941)	April 1963 April 1998 June 2004	Joined Mitsubishi Rayon Co., Ltd. Director and General Manager, Tokyo Technology & Information Center President and Representative Director, MRC Techno Research Inc. Outside Corporate Auditor of the Company (to present)	6,000 shares

Notes: 1. There are no special interests between the candidates for Corporate Auditor and the Company.

2. Mr. Makoto Shimada and Mr. Yasuo Nakamura are candidates for Outside Corporate Auditor.

3. Reasons for electing the candidates for Outside Corporate Auditor

(1) In hopes of having Mr. Shimada audit the business of the Company using his extensive knowledge and experience as former President of Nidec Copal Corporation, we hereby ask that he be elected to the post of Outside Corporate Auditor.

(2) In hopes of having Mr. Nakamura audit the business of the Company using his extensive knowledge and experience as former Director and General Manager of the Tokyo Technology and Information Center of Mitsubishi Rayon Co., Ltd. and former President of MRC Techno Research Inc., we hereby ask that he be elected to the post of Outside Corporate Auditor.

4. Mr. Shimada and Mr. Nakamura shall both have served as Outside Corporate Auditors for 4 years as of the conclusion of this General Meeting of Shareholders.

5. Limitation of Liability Agreement with Outside Corporate Auditors

As provided in the Articles of Incorporation of the Company, the Company may execute agreements with Outside Corporate Auditors, which limit their liabilities for damages as set forth in Article 423, Paragraph 1 of the Company Law to the amount prescribed in laws and regulations as long as they act in good faith and without gross negligence. The Company has already executed the limitation of liability agreement with the candidates for Outside Corporate Auditor Mr. Shimada and Mr. Nakamura and, if elected, the Company will execute the same agreement with them, respectively.

5th Agenda: Election of One Substitute Corporate Auditor

In order to maintain the continuity of auditing activities in case there is a vacancy in the Corporate Auditor's position, we propose the election of one substitute Corporate Auditor.

The validity of the election of substitute Corporate Auditor by this agenda can be nullified by resolution of the Board of Directors only before his assumption of office with the approval of the board of Corporate Auditors.

As for the submission of this agenda, the agreement of the board of Corporate Auditors has been obtained.

The candidate for substitute Corporate Auditor is as follows:

Name (Date of birth)	Profile, and position and responsibility in the Company [Representative position held in other companies, etc.]		Number of shares of the Company held
Shinichi Hayashi (January 31, 1948)	April, 1971	Joined Nissho Iwai Corporation (current Sojitz Corporation)	0 share
	April, 2001	General Manager, Machinery Company Plant Project Dept., Sojitz Corporation	
	June, 2001	Standing Corporate Auditor, ITX Corporation (to present)	

Notes: 1. There is no special interest between the candidate and the Company.

2. Mr. Shinichi Hayashi meets requirements for Outside Corporate Auditor.

3. Reason for electing the candidate for substitute Corporate Auditor

Mr. Shinichi Hayashi is currently working as a standing corporate auditor of ITX Corporation and has extensive experience and diverse knowledge. The Company elected him as a candidate for substitute Corporate Auditor expecting that he provide objective and unbiased auditing services as the Company's Corporate Auditor.

4. Limitation of Liability Agreement with the substitute Outside Corporate Auditors

As provided in the Articles of Incorporation of the Company, the Company may execute agreements with Outside Corporate Auditors, which limit their liabilities for damages as set forth in Article 423, Paragraph 1 of the Company Law to the amount prescribed in laws and regulations as long as they act in good faith and without gross negligence. If Mr. Hayashi is elected as Auditor, the Company will execute a limitation of liability agreement with him.

Instructions for Exercising Voting Rights Electronically (the Internet, etc.)

The exercise of voting rights via the Internet, etc. is only possible using the website designated by the Company for exercising voting rights (http://www.web54.net). Before accessing the website, please read and acknowledge the following information.

1. How to exercise voting rights

When exercising voting rights, the "voting code" and "password" appearing on the right of the enclosed Form for Exercising Voting Rights in Writing are required.

The deadline for the exercise of voting rights via the Internet, etc. is 5:30 p.m. on Thursday, June 26, 2008, however, in consideration for efforts to tabulate voting results, we ask that you cast your vote as soon as possible.

If having cost your vote multiple times via the Internet, etc., the final vote cast shall prevail.

If having exercised your voting rights both in writing and via the Internet, etc., the vote reaching us last shall prevail.
If both the vote cast in writing and the vote cast via the Internet reach us on the same day, the vote cast via the Internet shall prevail.

2. How to use the password

The password is a means by which to identify the individual casting a vote as the actual Shareholder. Please keep the password secure as you would your signature seal and PIN number.

Password inquiries by telephone, etc. shall not be accepted.

A certain number of erroneous password entries will lock the system down and access will be denied. To issue a new password, please follow the instructions provided on the screen.

3. System requirements

Please make sure your PC has the following environments when exercising your voting rights via the Internet.
(1) Screen resolution of 800 x 600 pixels (SVGA) or more

(2) The following applications are installed:
a) Microsoft® Internet Explorer Ver.5.01 SP2 or later
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For other inquiries on registered addresses or number of shares, etc., please contact the following.

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<To institutional investors>

A voting rights exercise platform ("TSE Platform") may be used as a means to exercise voting rights electronically at the General Meeting of Shareholders.

Your Vision, Our Future

RECEIVED

I N F O R M A T I O N 2008 JUN 15 A 10:45

April 25, 2008

"ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD" Receives TIPA "Best Expert Lens 2008" Award

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce that the Four Thirds system standard-based ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD lens (introduced in November 2008) has received the Technical Image Press Association (TIPA) Award for "Best Expert Lens 2008".

The Technical Image Press Association is an independent association of writers and editors representing 30 publications in 13 European nations, and annually presents awards honoring products and technologies of special merit in the fields of photography and imaging.

The ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD is a high-performance standard zoom lens that features the SWD (Supersonic Wave Drive) autofocusing system and covers a zoom range equivalent to 24 to 120 mm on a 35 mm camera lens.

The TIPA jury noted that: "With its fast aperture of f2.8-4.0, it's suitable for use in all lighting conditions". The lens' rugged dust and splashproof build along with the inclusion of SWD technology – enabling the world's fastest autofocusing speeds* – were further winning arguments cited by TIPA in choosing to bestow it with the "Best Expert Lens 2008" award. The judges concluded that the ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD lens represented "a very attractive option for all Four Thirds users".

* Among Standard-class interchangeable lenses for digital SLR cameras. Measurement with E-3 at a focal length of 60mm (120mm: 35mm equivalent). based on our in-house measuring standard. (As of April 2008, surveyed by Olympus).



ZUIKO DIGITAL ED 12-60mm f2.8-4.0 SWD


2008
AWARDS
TIPA
BEST
EXPERT LENS

TIPA "Best Expert Lens 2008" Award

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

Your Vision, Our Future

I N F O R M A T I O N

May 13, 2008

Enhanced "Live View" photography with "High-Speed Imager AF,"
Image stabilization shooting at up to 33x* available with ZUIKO DIGITAL lenses

Olympus Launches New Digital SLR Camera — The E-520

Olympus Imaging Corporation (President: Masaharu Okubo) today announced the launch of the E-520, the latest addition to the Olympus E-System series of interchangeable lens type digital SLR cameras. Featuring a built-in image stabilization mechanism functional at up to 33x* when used with ZUIKO DIGITAL lenses, the new E-520 is scheduled to be released at the end of May 2008.

<Main Features>

1. Thanks to a powerful built-in image stabilizer with a compensation effect of up to 4 EV steps**, image stabilization shooting is available at magnifications up to 33x over a wide range of focal lengths from super-wide-angle to super telephone when combined with ZUIKO DIGITAL lenses
2. Enhanced "Live View" shooting with new "High-Speed Imager AF" that provides users to the same ease of use available with a compact digital camera
3. "Face & Back Control" for clearer reproduction of both faces and backgrounds
4. Advanced new 10-megapixel Live MOS Sensor and TruePic III image processing engine

An advanced, updated version of the E-510 digital SLR camera (released in June 2007), the E-520 features a built-in image stabilization mechanism that actually shifts the image sensor to compensate for camera shake, as well as an impressive array of versatile functions that make it easier than ever for users to take exactly the photographs they intended. The image stabilization system incorporated in the E-520 uses SWD (Supersonic Wave Drive) actuators to shift the image sensor and compensate for camera shake by up 4 EV steps*. As the E-520 is fully compatible with any lens compliant with the Four Thirds System standard, this means that image stabilization shooting is possible at up to 33x magnification across a wide range of focusing distances from 18mm (35mm camera equivalent) super-wide-angle to 600mm (35mm camera equivalent) super telephoto. To achieve this performance, the user can simply combine the E-520 with a Four-Thirds standard lens such as the newly released ZUIKO DIGITAL ED 9-18mm f4.0-5.6, the ED 14-42mm f3.5-5.6 or ED 40-500mm f4.0-5.6, and ED 70-300mm f4.0-5.6 super telephoto zoom lens.

The E-520 also incorporates the same High-Speed Imager AF initially unveiled on the E-420 (released in April 2008). This sophisticated autofocus system uses contrast detection to assure fast, accurate focusing and improve the ease and comfort of Live View shooting. In addition, the E-520 boasts Olympus's sophisticated new Face & Back Control that uses a face detection function able to detect up to 8 separate faces and optimize exposure of both faces and background. This function assures beautiful portrait or group shots, in which both the faces of the subjects and the background are clear and sharp.

All of this performance and versatility is incorporated in a compact, lightweight body. Thanks to the new 10-megapixel Live MOS Sensor and the TruePic III image processing engine, the E-520 offers the same outstanding quality as the E-3, our widely praised flagship model. With its simplicity, convenience, and excellent portability, the E-520 is a great choice even for beginners, while its powerful function set and superb quality will satisfy advanced users as well.

<Pricing & Launch Date>

Category	Product Name	MSRP	Launch Date	Monthly Production
Digital SLR camera	OLYMPUS E-520 Body	Open pricing	The end of May, 2008	20,000 units
	OLYMPUS E-520 Lens Kit (with ZUIKO DIGITAL ED 14-42mm f3.5-5.6 lens)			

	OLYMPUS E-520 Double Zoom Kit (with ZUIKO DIGITAL ED 14-42mm f3.5-5.6 and ZUIKO DIGITAL ED 40-150mm f4.0-5.6 lenses)			

* When used in combination with one of Olympus's four Standard Series lenses – the ZUIKO DIGITAL ED 9-18mm f4.0-5.6, the ED f3.5-5.6, the ED 40-150mm f4.0-5.6 or the ED 70-300mm f4.0-5.6 super telephoto zoom lens, the E-520's image stabilization is effective across a wide range of focal lengths from super-wide-angle of 18mm (35mm camera equivalent) to super telephoto of 600mm (35mm camera equivalent), with magnifications up to 33x.

** Under our in-house test conditions



E-520 + ZUIKO DIGITAL ED 14-42mm f3.5-5.6
ZUIKO DIGITAL ED 9-18mm f4.0-5.6, ED 70-300mm f4.0-5.6
ED 14-42mm f3.5-5.6, ED 40-150mm f4.0-5.6



E-520 (back)

<Development Background>

In the autumn of 2006, Olympus began writing Chapter Two in the story of the Olympus E-System with the declaration, "*we will continue to develop revolutionary features that extend the frontiers of DSLR photography, and to strengthen the Olympus E-System body, lens, and accessory line-up. We will continue to develop Olympus E-System bodies, lenses, and accessories for a wide range of genres, so that even more people are able to take photographs that could never be taken before.*"

All three models launched in 2007, the E-410, E-510 and E-3, embodied the concept set forth in "Olympus E-System Chapter Two" declaration through the incorporation of the Live View function, and, in the cases of the E-510 and E-3, through the incorporation of an integrated image stabilization mechanism.

The newly announced E-520 incorporates advanced versions of both functions. The Live View function is now easier to use and more reliable thanks to face detection and a High-Speed Imager AF, while the built-in image stabilization is now even more effective in more situations thanks to the enhancement of the lens line-up. When combined with the ZUIKO DIGITAL ED 70-300mm f4.0-5.6 image-stabilized super-telephoto shooting at 600mm (35mm camera equivalent) is possible, while with the newly announced ED 9-18mm f4.0-5.6 image-stabilized super-wide-angle shooting of 18mm (35mm camera equivalent) is possible. This means makes possible handheld super-telephoto shooting of a distant subject with a compressed effect as well wide-angle shooting of city lights at night.

With these features, the E-520 and the Olympus E-System series of cameras have written the climax of Chapter Two the Olympus E-System story, fulfilling Olympus's goal of making it possible for "*even more people... to take photographs that could never be taken before.*"

<Other Features>

- ★ **Reliable Dust Reduction System**
- ★ **Fast 3.5 frames-per-sec. sequential shooting**
- ★ **Built-in flash with wireless flash control**
- ★ **New large 2.7-inch HyperCrystal II LCD monitor with improved visibility in Live View shooting and picture playback**
- ★ **"Perfect Shot Preview" function to compare the results of various effects before actual shooting**
- ★ **Continuous AF mode with improved focus tracking**
- ★ **Super Control Panel with excellent visibility and operability**
- ★ **Large, ergonomic grip that fits the hand and direct-access buttons for quick setup**

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

■ **Main Features**

1. Thanks to powerful built-in image stabilization with a compensation effect of up to 4 EV steps[*1], image stabilization shooting across a wide range from super-wide-angle to super telephoto at up to 33x[*2] is possible when used with ZUIKO DIGITAL lenses

Like its predecessor, the E-510, the E-520 also features an integrated image stabilization mechanism that shifts the image sensor using the independently developed SWD (Supersonic Wave Drive) actuators to compensate for camera shake. Using a gyro sensor that detects camera shake accurately and SWD actuators with excellent response and controllability, the E-520's image stabilization mechanism achieves a compensation effect equivalent to up to 4 shutter speed (EV) steps[*1].
Effective with any lens that complies with the Four Thirds System standard, including ZUIKO DIGITAL lenses, this system makes handheld shooting without image blur possible even when using a super-wide-angle or fisheye lens under low light or when using a telescopic lens. Now users can take advantage of affordable high-performance image stabilization shooting by combining the E-520 with one of Olympus's four sensibly priced Standard Series[*3] lenses – the ZUIKO DIGITAL ED 9-18mm f4.0-5.6 (released at the same time), the ZUIKO DIGITAL ED f3.5-5.6 or ZUIKO DIGITAL ED 40-150mm f4.0-5.6 (included in the Lens Kit), and the ZUIKO DIGITAL ED 70-300mm f4.0-5.6 super telephoto zoom lens. Between them, these four lenses cover a wide range of focusing distances from super-wide-angle of 18mm (35mm camera equivalent) to super telephoto of 600mm (35mm camera equivalent), with magnification up to 33x.
This image stabilization mechanism also effectively compensates for camera shake even when the camera is held vertically and moved into the horizontal direction during shooting.

*1 Under our in-house test conditions

*2 When the E-520 is used in combination with one of Olympus's four Standard Series lenses – the ZUIKO DIGITAL ED 9-18mm f4.0-5.6, the ED f3.5-5.6, the ED 40-150mm f4.0-5.6 or the ED 70-300mm f4.0-5.6 super telephoto zoom lens. Between them, these four lenses cover a wide range of focal lengths from super-wide-angle of 18mm (35mm camera equivalent) to super telephoto of 600mm (35mm camera equivalent), with magnifications up to 33x.

*3. The OLYMPUS ZUIKO DIGITAL series of interchangeable lenses is comprised of three lines: 1) the Standard series, which prioritizes high cost efficiency and reduced size/weight; 2) the High Grade series with advanced functions and high performance including a splash- and dust-proof design; and 3) the Super High Grade series, which features the professional specifications and superior imaging required by top professionals.

2. Enhanced "Live View" shooting with new "High-Speed Imager AF" that provides users to the same ease of use available with a compact digital camera

The E-520 incorporates the AF Live View function made popular by the E-420, which features the ability to autofocus without moving the mirror. The autofocusing system uses Olympus's High-Speed Imager AF[*2], which detects the contrast value on the image sensor when the shutter button is half pressed, drives the lens to the position with the peak contrast value and then adjusts focusing. Because the focusing system used by previous Live View function was based on phase difference, the mirror had to be moved down. With the new system, this requirement has been eliminated, making Live View shooting as easy and convenient as shooting with a compact digital camera[*2].

*2 When a lens other than the ZUIKO DIGITAL ED 14-42mm f3.5-5.6, ED 40-150mm f4.0-5.6 and 25mm f2.8 is used, the number of distance measuring points for autofocusing is 3 so autofocusing is executed again at the moment the shutter release button is fully pressed. When the ZUIKO DIGITAL ED 14-42mm f3.5-5.6 or ED 40-150mm f4.0-5.6 is used, the firmware should be upgraded to Ver. 1.1 or higher.

3. "Face & Back Control" renders both human faces and the background more clearly

The E-520 incorporates the same face detection function incorporated in the E-420, which detects up to 8 faces at a time and automatically adjusts focus to ensure that everyone's faces are accurately focused, even in group photos. This works in conjunction with "Face & Back Control", which optimizes exposure for the faces in the foreground and the scenery in the background, assuring sharp, clear, more natural-looking pictures. Even when shooting against the light, faces can be optimally exposed without over-exposing the background.

4. Advanced new 10-megapixel Live MOS Sensor and TruePic III image processing engine

The E-520 uses a powerful new 10-megapixel Live MOS Sensor for image capturing that enables accurate reproduction of details with natural, vivid colors. The new sensor features an improved dynamic range to ensure richer, subtler gradations, giving images a natural, true-to-life appearance.

The TruePic III image processing engine features an advanced processing algorithm to improve imaging performance, gradation expression and color reproduction.

■ Other Features

★ Reliable Dust Reduction System

Dust and dirt — whether it gets inside when the lens is changed or is produced by friction inside the camera when the shutter is opened and closed repeatedly — is the photographer's biggest enemy. Once it gets on the low-pass filter or the image sensor, even tiny specks of dust will show up in your photographs, spoiling what would otherwise be a great shot. Olympus has always viewed dust as a critical issue in digital SLR cameras and solved it by incorporating a SSWF (Super-Sonic Wave Filter) unit that literally shakes the dust loose so it can be collected with a dust absorber. Activated whenever the camera is powered on ore when Live View is in use, the SSWF unit vibrates at supersonic speeds, removing dirt and dust that cannot be removed simply by moving the image sensor up and down. This system can even remove fine dust attached by intermolecular force that cannot be removed by static electric discharge.

★ Fast 3.5 frames-per-sec. sequential shooting

Sequential shooting performance has been improved to 3.5 frames per second. Now it is easier to capture the best moment from fast moving subjects or facial expressions that constantly change from one instant to the next.

★ Built-in flash with wireless flash control

The powerful built-in flash incorporates a commander function for combined operation with wireless flashes, a feature already proven on Olympus's flagship digital SLR, the E-3. When the FL-50R and/or FL-36R external flashes are used, multiple flashes can be controlled without either connection cables or an external commander. Settings (including flash mode and intensity) for up to 3 groups of remote flashes can be adjusted on the LCD panel on the back of the camera.

★ New large 2.7-inch HyperCrystal II LCD monitor for improved visibility in Live View shooting and picture playback

The E-520 uses a new 2.7-inch HyperCrystal II LCD monitor with even higher visibility than our previous LCD monitors. Contrast has been increased and the color reproduction gamut has been expanded to enable finer image checking in Live View shooting and picture playback. With a viewing angle of 176° in all directions, the monitor image can be easily checked from any angle. Image reproduction in Live View shooting and picture playback is further improved by an anti-reflection multi-coating and an easy-to-use color temperature adjustment function as well as a traditional brightness adjustment control

★ "Perfect Shot Preview" function to compare the results of various effects before actual shooting

Before actually taking a picture, the user can use "Perfect Shot Preview" to display four images with different compensation/adjustment settings on the LCD monitor and select the preferred image from among them. The Two settings that can be checked are exposure compensation, white balance. Being able to check and compare the effects of various settings in advance makes it much easier for users to obtain exactly the image they want.

★ Continuous AF mode with improved focus tracking

The overwhelming popularity of the Continuous AF system incorporated in the E-3 was accompanied by valuable feedback that has been applied to the E-520. The result is greatly improved focus tracking ability that makes it much easier for users to shoot moving subjects.

★ **Super Control Panel with excellent visibility and operability**
The Super Control Panel displays shooting and setting data on the LCD and features a GUI (Graphical User Interface) for quick, intuitive operation using cross-cursor and OK buttons. Settings are easy to make and easy to check, minimizing mistakes and confusion.

★ **Large, ergonomic grip that fits the hand and direct-access buttons for quick setup**
The E-520 features the same large, ergonomic grip as the E-510. Designed to fit comfortably in the user's hand and provide a stable grip, this assures secure, comfortable shooting in many different positions. The cross-cursor buttons can be customized to provide direct control over various functions including image stabilization, Live View, white balance adjustment, exposure metering, focusing and ISO control functions. Users can easily change function settings as required.

<Optional Accessories>

Product Name	MSRP	Launch Date
Underwater Case PT-E05 (exclusively for E-520)	Not decided	Summer, 2008
Underwater Flash UFL-2		


OLYMPUS
Underwater Case PT-E05


Underwater Flash UFL-2

• **Underwater Case PT-E05**
The PT-E05 is an underwater case designed to protect the E-520 against water pressure at a depth of 40 metres. The waterproof mechanism based on the double O-ring pressurizing system enables safe professional-class underwater SLR shooting. When combined with underwater lens ports, underwater shooting using a variety of ZUIKO DIGITAL lenses will also be possible.
To make it easy for users to shoot gorgeous underwater photographs, the E-520 has two dedicated underwater-shooting modes — "Underwater Macro" and "Underwater Wide" that make all colors more vivid while especially enhancing blues.

• **Underwater Flash UFL-2**
The UFL-2 is an external flash specifically for underwater use, featuring the new "RC data transfer" wireless communication method developed originally by Olympus. When connected (via an optional fiberoptic cable) to the PT-E05/E-520, the UFL-2 can easily be set up and controlled via the LCD panel on the back of the camera, making it easy to quickly respond to a variety of fast-changing underwater shooting situations. The UFL-2 is also compatible with slave auto firing so that it can be used with other digital cameras (those in firing modes without pre-firing, such as the slave mode or manual firing mode).

RECEIVED
2008 JUN 15 A 10: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION

May 13, 2008

Digital-dedicated interchangeable lens compliant to the Four Thirds System standard

Super-wide-angle (equivalent to 18-36 mm of 35 mm lenses) zoom lens with ultra compact and lightweight design

ZUIKO DIGITAL ED 9-18mm f4.0-5.6

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce the ZUIKO DIGITAL ED 9-18mm f4.0-5.6, a super-wide-angle zoom lens compliant with the Four Thirds System standard for digital SLR cameras and scheduled for release by the end of 2008.

Based on the Four Thirds System standard, Olympus ZUIKO DIGITAL lenses are interchangeable lenses with a digital-dedicated design that maximizes the performance of the image sensors used by digital SLR cameras. The newly announced ZUIKO DIGITAL ED 9-18mm f4.0-5.6 — which will join Olympus's Standard series*1 of Olympus interchangeable lenses, is a super-wide-angle zoom lens covering a wide focusing range equivalent to 18-36 mm on a 35-mm camera lens. Representing the commercialization of the "super-wide-angle zoom lens" described in the ZUIKO DIGITAL Interchangeable Lens Roadmap currently promoted on our website.
Until now, super-wide-angle lenses tended to be big, heavy, and expensive, making it difficult for most camera users to take advantage of them. The newly announced ZUIKO DIGITAL ED 9-18mm f4.0-5.6 promises to change all this. With its ultra compact and lightweight design and the outstanding portability, thanks to the DSA (Dual Super Aspherical) lens, available only with the Four Thirds System, this lens will make super-wide-angle photography friendlier and more affordable. Despite its compact size — it's just 73 mm long and weighs a mere 280 grams (current plan)*2 — this lens boasts a long focusing range equivalent to 18-36 mm on a 35-mm camera lens.
No manufacturer has yet released a zoom lens in the super-wide-angle domain that has both a focal distance equivalent to less than 20 mm on a 35-mm camera lens and a built-in image stabilization mechanism. However, when used with an Olympus digital SLR camera body with a built-in image stabilization mechanism such as the E-3 (released in November 2007), the E-510 (released in June 2007) or the newly announced E-520, the ZUIKO DIGITAL ED 9-18mm f4.0-5.6 enables super-wide-angle handheld shooting at a focal distance equivalent to 18 mm on a 35-mm camera lens without using a tripod even at night. And with any one of these combinations, users will also enjoy the benefits of the Live View shooting function, which makes it possible to create compositions using unique and unusual perspectives that are difficult to obtain with conventional viewfinders.

*1 The OLYMPUS ZUIKO DIGITAL series of interchangeable lenses is comprised of three lines: 1) the Standard series, which prioritizes high cost efficiency and reduced size/weight; 2) the High Grade series with advanced functions and high performance including a splash- and dust-proof design; and 3) the Super High Grade series, which features the professional specifications and superior imaging required by top professionals.

*2 Specifications may be subject to change without prior notice.

<Pricing & Launch Date>

Product Name	MSRP	Launch date
ZUIKO DIGITAL ED 9-18mm f4.0-5.6	Not determined	Before end of 2008



ZUIKO DIGITAL ED 9-18mm f4.0-5.6



ZUIKO DIGITAL ED 9-18mm f4.0-5.6 on E-520

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Partial Amendments to Articles of Incorporation", as disclosed on May 8, 2008 (Exhibit B-1)
2. "Notification with Respect to Changes in Executive Members", as disclosed on May 8, 2008 (Exhibit B-2)
3. "Notification with Respect to Position and Policies Concerning Reduction of Investment Unit", as disclosed on May 8, 2008 (Exhibit B-3)

Press Releases:

1. Japanese press release dated April 23, 2008: New services will be offered on "fotopus" (http://fotopus.com), the photo website operated by Olympus Imaging Corp., from April 23, 2008. Through the new services, users of the site will be able to search for photos by using keywords describing impressions or emotions, by ranking or by gallery, and will also be able to download photos. Improvements have also been made to services which allow users of the site to communicate with each other.
2. Japanese press release dated April 25, 2008: KeyMed (Medical & Industrial Equipment) Limited, a U.K. subsidiary of the Company, has received the Queen's Award for Enterprise in the field of Innovations for its development of "iSPEED", a high-speed video camera capable of capturing images at 33,000 frames in one second. KeyMed (Medical & Industrial Equipment) Limited has previously won the Queen's Award for Enterprise in the respective fields of Sustainable Development and Overseas Trade.
3. Japanese press release dated May 1, 2008: Olympus Imaging Corp. will commence the limited online sale of 500 'Champion Rose' models of the "μ1020" compact digital camera from May 1, 2008. The sale is to commemorate Mao Asada becoming the world champion at the ISU World Figure Skating Championships 2008.
4. Japanese press release dated May 13, 2008: Olympus Imaging Corp. will hold an "Olympus Thanks!! Summer Campaign" from Thursday, May 29, 2008 to Sunday, July 27, 2008. During this time, customers who purchase any of the digital single-lens reflex cameras, compact digital camera or IC recorders included in the campaign may enter a lucky draw to win prizes including gourmet food, tickets to amusement parks and tickets to an ice-skating show featuring figure-skating sisters Mai and Mao Asada.

5. Japanese press release dated May 13, 2008: From June 1, 2008, Olympus Imaging Corp. will hold "Olympus Photo Festa" in Tokyo, Nagoya and Osaka. Photo Festa offers participants the chance to use the new E-System series of digital single-lens reflex cameras and accessories. Figure skater Mai Asada and photographer Masato Terauchi will appear as special guests.

6. Japanese press release dated May 14, 2008: Olympus Medical Systems Corp. will commence the sale of the "Olympus ENF Type VQ" ear, nose and throat videoscope in Japan from June 2, 2008. The "Olympus ENF Type VQ" is the first in the world (as of May 14, 2008, in the endoscopes field) to be equipped with an illuminated lens cast from transparent resin. Sales are scheduled to be expanded later to Europe, the U.S., Asia and other regions.

7. Japanese press release dated May 15, 2008: The Company and WWF Japan will hold an exhibition of photos featured on the "Global Warming Witness - Mitsuaki Iwago Special" website in Shinjuku, Tokyo, from Wednesday, June 25, 2008 to Tuesday, July 1, 2008.

Exhibit B-1

[TRANSLATION]

May 8, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Partial Amendments to the Articles of Incorporation

Olympus Corporation (the "Company") resolved at its meeting of the Board of Directors held on May 8, 2008 to submit a proposal concerning "Partial Amendments to the Articles of Incorporation" to the 140th ordinary general meeting of shareholders scheduled to be held on June 27, 2008. In connection with such resolution, we would like to provide notice of the following:

1. Purposes of Amendments to the Articles of Incorporation
   (1) To change certain terminology in Article 2, Item 2 of the current Articles of Incorporation in accordance with changes in terminology in the Pharmaceutical Law.
   (2) To include additional objectives in the Articles of Incorporation and make appropriate changes in connection with such additions, in accordance with the expansion and diversification of the businesses of the Company and its subsidiaries.

2. Outline of the Amendments to the Articles of Incorporation

   Proposed amendments to the Articles of Incorporation are as follows:

(the underlined parts are amended)

Current Articles of Incorporation	Proposed Amendments
(Objective) Article 2 The objective of the Company shall be to engage in the following business activities: 1. Manufacture, sale, repair and leasing of microscopes, cameras, precision measuring instruments and other optical devices	(Objective) Article 2 The objective of the Company shall be to engage in the following business activities: 1. (same as current)

Current Articles of Incorporation	Proposed Amendments
2. Manufacture, sale, repair and leasing of medical instruments, veterinary instruments, office equipment and other general purpose devices and equipment	2. Manufacture, sale, repair and leasing of medical equipment, veterinary equipment, office equipment and other general devices and equipment
3. Manufacture, sale, repair and leasing of electrical and communication devices and equipment	3. (same as current)
4. Manufacture and sale of pharmaceuticals and industrial chemicals	4. Manufacture and sale of pharmaceuticals, quasi-drugs, cosmetics, industrial chemicals and chemical substances
(insertion of new objective)	5. Manufacture and sale of food products and animal feed
5. Development and sale of software, computerized data processing and repair and leasing of computers	6. (same as current)
(insertion of new objective)	7. Information service using communication networks
6. Export and import of each of the foregoing items and products related thereto	8. (same as current)
7. Laboratory testing and water quality analyses on a contract	9. (same as current)
(insertion of new objective)	10. Purchase and sale of used goods
(insertion of new objective)	11. Personnel dispatchment business
(insertion of new objective)	12. Non-life insurance agency business
(insertion of new objective)	13. Travel agency business
(insertion of new objective)	14. Industrial and general waste disposal business
(insertion of new objective)	15. Leasing, sale and purchase of real estate and real estate agency business
(insertion of new objective)	16. Construction planning and construction work on a contract basis
(insertion of new objective)	17. Investment and consulting business
8. Other activities incidental or related to any of the foregoing items	18. (same as current)

3. *Dates*

General Meeting of Shareholders to resolve amendments to the Articles of Incorporation	Friday, June 27, 2008
Effective date of amendments to the Articles of Incorporation	Friday, June 27, 2008

End of document

Exhibit B-2

[TRANSLATION]

May 8, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Changes to Executive Members

Olympus Corporation (the "Company") unofficially decided, at its meeting of the Board of Directors held on May 8, 2008, on the following changes to its executive members. These personnel changes are scheduled to be officially decided at the ordinary general meeting of shareholders, the meeting of the Board of Directors, and the meeting of the Board of Corporate Auditors, all of which are scheduled to be held on June 27, 2008.

1. Candidates for New Directors

Director	Kazuhiro Watanabe (currently an Executive Officer)
Director (Outside Director)	Masanobu Chiba (currently Representative Director and President, LBS Co., Ltd.)
Director (Outside Director)	Junichi Hayashi (currently Representative Director, Angram Ltd.; Outside Auditor of ITX Corporation)

2. Directors Scheduled to Resign

Director	Atsushi Yusa
Director	Hiroyuki Furihata
Director (Outside Director)	Robert A. Mundell

3. Changes to Executive Officers

<Newly Appointed Executive Officers>

Executive Officer	Masanori Nakashima (currently General Manager, DI Business Division of Olympus Imaging Corporation)
Executive Officer	Atsushi Nishikawa (currently General Manager, Information Technology Division)
Executive Officer	Yasuo Yoda (currently Manager, IMS Business Division)
Executive Officer	F. Mark Gumz (currently Director and President of Olympus Corporation of the Americas)
Executive Officer	Michael C. Woodford (currently Representative Director and President of Olympus Europe Holding GmbH)

<Executive Officers to be Promoted>

Senior Executive Managing Officer	Haruhito Morishima (currently Executive Managing Officer)
Senior Executive Managing Officer	Masataka Suzuki (currently Executive Managing Officer)
Executive Managing Officer	Masao Kuribayashi (currently Executive Officer)

<Executive Officers to Resign>

Executive Managing Officer	Hiroyuki Furihata
Executive Officer	Makoto Nakatsuka (scheduled to resign from the position of Executive Officer as of May 31, and assume the role of President of ITX Corporation as of June 24, 2008)

4. Executive Members after the General Meeting of Shareholders

<Directors/Corporate Auditors>

Representative Director and President	Tsuyoshi Kikukawa
Director	Masaaki Terada
Director	Masaharu Okubo
Director	Hideo Yamada
Director	Haruhito Morishima
Director	Masataka Suzuki
Director	Kazuhisa Yanagisawa

Director	Shuichi Takayama
Director	Takashi Tsukaya
Director	Tatsuo Nagasaki
Director	Hisashi Mori
Director	Kazuhiro Watanabe (newly-appointed)
Outside Director	Rikiya Fujita
Outside Director	Masanobu Chiba (newly-appointed)
Outside Director	Junichi Hayashi (newly-appointed)
Standing Corporate Auditor	Tadao Imai
Standing Corporate Auditor	Katsuo Komatsu
Outside Corporate Auditor	Makoto Shimada
Outside Corporate Auditor	Yasuo Nakamura

<Executive Officers>

Senior Executive Managing Officer *	Masaaki Terada
Senior Executive Managing Officer *	Masaharu Okubo
Senior Executive Managing Officer *	Hideo Yamada
Senior Executive Managing Officer *	Haruhito Morishima (promoted)
Senior Executive Managing Officer *	Masataka Suzuki (promoted)
Executive Managing Officer *	Kazuhisa Yanagisawa
Executive Managing Officer *	Shuichi Takayama
Executive Managing Officer *	Takashi Tsukaya
Executive Managing Officer	Toshiaki Gomi
Executive Managing Officer	Masao Kuribayashi (promoted)
Executive Officer *	Tatsuo Nagasaki
Executive Officer *	Hisashi Mori
Executive Officer *	Kazuhiro Watanabe
Executive Officer	Akinobu Yokoo
Executive Officer	Takashi Saito
Executive Officer	Koichi Karaki
Executive Officer	Yasuhiro Ueda
Executive Officer	Norio Saito
Executive Officer	Hitoshi Kawada
Executive Officer	Yoshihiko Masakawa
Executive Officer	Shinichi Nishigaki
Executive Officer	Naohiko Kawamata

Executive Officer	Hiroyuki Sasa
Executive Officer	Masanori Nakashima (newly-appointed)
Executive Officer	Atsushi Nishikawa (newly-appointed)
Executive Officer	Yasuo Yoda (newly-appointed)
Executive Officer	F. Mark Gumz (newly-appointed)
Executive Officer	Michael C. Woodford (newly-appointed)

* Concurrently serving as a Director

End of Document

Exhibit B-3

[TRANSLATION]

May 8, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Position and Policies Concerning Reduction of Investment Unit

In understanding of the connection between participation on the part of individual investors and the stimulation of activity in the stock markets, the Company has been continuously involved in activities such as enhancing disclosure through its homepage and various reports.

The Company recognizes investment unit reduction as an effective method for expanding its shareholder base, which consists of individual and other shareholders, and is considering reducing its investment unit from the current requirement of 1,000 shares to 100 shares at an appropriate time after April 2009, subsequent to the move to the electronic share certificate system and based on the action plan set out by the stock exchanges of Japan towards a collective trading unit (*Baibai tan-i no shuuyaku ni muketa koudou keikaku*).

End of Document

END